UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

X-RITE, INCORPORATED

(Name of Subject Company)

X-RITE, INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Thomas J. Vacchiano Jr.

Chief Executive Officer

X-Rite, Incorporated

4300 44th Street, S.E.

Grand Rapids, Michigan 49512

(616) 803-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth, Esq.

Brian M. Schafer, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is X-Rite, Incorporated, a Michigan corporation (the “Company,” “X-Rite,” “we” or “us”). The address of X-Rite’s principal executive offices is 4300 44th Street, S.E., Grand Rapids, Michigan 49512 and its telephone number is (616) 803-2100.

Securities.

This Schedule 14D-9 relates to the common stock, par value $0.10 per share, of X-Rite (the “Shares”). As of the close of business on April 16, 2012, 86,281,412 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

X-Rite is the person filing this Schedule 14D-9 and also is the subject company. X-Rite’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $5.55 per Share (the “Per Share Amount”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 17, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Danaher and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 17, 2012. The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2012, by and among Danaher, Purchaser and X-Rite (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). There is no financing condition to the Merger. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into X-Rite upon the terms and conditions set forth in the Merger Agreement (the “Merger”). As a result of the Merger, each outstanding Share (other than Shares owned directly or indirectly by Danaher or Purchaser), will be converted into the right to receive the Per Share Amount, net to the seller in cash, without interest and less any applicable withholding taxes. There are no appraisal rights available in connection with the Offer or the Merger. Following the effective time of the Merger (the “Effective Time”), X-Rite will continue as a wholly-owned subsidiary of Danaher (after the Effective Time, X-Rite is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The treatment of equity awards under the Company’s benefit plans, including stock options, is discussed below under “Item 3. Past Contracts, Transactions, Negotiations and Agreements.”

The initial expiration time (as may be extended pursuant to the Offer, the “Expiration Date”) of the Offer is midnight, New York City time, on Monday, May 14, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Stock Market (“NASDAQ”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

According to the Schedule TO, the business address and telephone number for Danaher and Purchaser is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701 and the telephone number for Danaher and Purchaser is (202) 828-0850.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as otherwise described in this Schedule 14D-9, including the Information Statement attached hereto as Annex I, which is incorporated herein by reference (the “Information Statement”), to the knowledge of X-Rite, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between X-Rite or any of its affiliates, on the one hand, and (a) any of its executive officers, directors or affiliates, including the Principal Shareholders (as hereinafter defined), or (b) Danaher, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between X-Rite and its Executive Officers, Directors and Affiliates.

Overview.

In considering the recommendation of the Company’s board of the directors (the “Company Board”), you should be aware that certain Company directors and executive officers may be deemed to have interests in the Offer and the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of its shareholders. These interests may create potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Company Board was aware of these potential conflicts of interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer.

If the executive officers and directors of X-Rite who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of X-Rite. As of April 16, 2012, the executive officers and directors of X-Rite and their respective affiliates beneficially owned, in the aggregate, 47,908,975 Shares. If the directors, executive officers and their affiliates were to tender all 47,908,975 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors, officers and their affiliates would receive an aggregate of approximately $265,894,811 in cash, without interest and less any applicable withholding taxes.

Effect of the Merger on Stock Options.

The Merger Agreement provides that any outstanding options (the “Options”) to purchase Shares granted under any of X-Rite’s stock option plans, whether vested or unvested, will become vested and cancelled immediately prior to the Effective Time. The holder of each Option will be entitled to receive from the Surviving Corporation an amount in cash equal to the excess, if any, of the Per Share Amount, without interest, over the exercise price per share of such option, less any required withholding taxes (such cash to be received, the “Option Consideration”). If the exercise price per share of any Option equals or exceeds the Per Share Amount, the Option Consideration shall be zero.

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The table below sets forth information regarding the Options held by X-Rite’s executive officers and directors as of April 30, 2012 with an exercise price per share less than the Per Share Amount.

Name of Officer or Director	Number of Shares Underlying Options (#)	Option Exercise Price ($)	Aggregate Proceeds ($)(1)	Total ($)
Thomas J. Vacchiano, Jr.	146,334	3.19	345,348	1,144,563
	146,333	3.45	307,299
	146,333	3.72	267,789
	224,126	4.55	224,126

Rajesh K. Shah	200,000	2.15	680,000	759,463
	79,463	4.55	79,463

Francis Lamy	77,000	3.19	181,720	564,915
	77,000	3.45	161,700
	77,000	3.72	140,910
	80,585	4.55	80,585

Vijender Stalam	84,126	4.69	72,348	148,755
	76,407	4.55	76,407

Gideon Argov	12,221	1.84	45,340	768,079
	85,129	1.21	369,460
	87,109	1.97	311,850
	15,527	3.49	31,986
	9,636	4.57	9,443

Bradley J. Coppens(2)	7,098	3.14	17,106	724,382
	81,566	1.21	353,996
	87,109	1.97	311,850
	15,527	3.49	31,986
	9,636	4.57	9,443

Colin M. Farmer(2)	7,098	3.14	17,106	724,382
	81,566	1.21	353,996
	87,109	1.97	311,850
	15,527	3.49	31,986
	9,636	4.57	9,443

David A. Eckert	7,098	3.14	17,106	714,070
	79,190	1.21	343,685
	87,109	1.97	311,850
	15,527	3.49	31,986
	9,636	4.57	9,443

Daniel M. Friedberg(3)	7,098	3.14	17,106	734,689
	83,941	1.21	364,304
	87,109	1.97	311,850
	15,527	3.49	31,986
	9,636	4.57	9,443

L. Peter Frieder	12,221	1.84	45,340	759,486
	83,149	1.21	360,867
	87,109	1.97	311,850
	15,527	3.49	31,986
	9,636	4.57	9,443

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Name of Officer or Director	Number of Shares Underlying Options (#)	Option Exercise Price ($)	Aggregate Proceeds ($)(1)	Total ($)
John E. Utley	15,888	1.84	58,944	1,087,861
	129,080	1.21	560,207
	113,242	1.97	405,406
	23,725	3.49	48,874
	14,724	4.57	14,430

Mark D. Weishaar	12,221	1.84	45,340	778,391
	87,505	1.21	379,772
	87,109	1.97	311,850
	15,527	3.49	31,986
	9,636	4.57	9,443

(1)	Aggregate proceeds to be paid for each outstanding option are calculated by multiplying the number of shares of common stock subject to the option by the difference between (i) $5.55 and (ii) the applicable option exercise price.

(2)	OEPX, LLC (“OEPX”) owns 33,654,758 shares of the Company’s common stock, of which (i) 5,589 shares of restricted common stock and options to acquire 200,936 shares (including options exercisable within 60 days that are deemed outstanding) are held by Mr. Coppens in connection with his service on the Company Board and (ii) 5,589 shares of restricted common stock and options to acquire 200,936 shares (including options exercisable within 60 days that are deemed outstanding pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) under the Company’s 2008 and 2011 Omnibus Long Term Incentive Plans) are held by Mr. Farmer in connection with his service on the Company Board. Each of Messrs. Coppens and Farmer are officers of OEP Holding and hold their shares for the benefit of One Equity Partners III, L.P., a Cayman Islands limited partnership (“OEP III”). OEPX, OEP III, OEP General Partner III, L.P., a Cayman Islands limited partnership (“OEP GP III”), OEP Parent LLC, a Delaware limited liability company (“OEP Parent”) and OEP Holding Corporation, a Delaware corporation (“OEP Holding”), jointly file a single Schedule 13D with respect to the shares and other securities held by OEPX. OEPX and the other entities that jointly file a Schedule 13D with OEPX are referred to herein as the OEP Entities. The managing member of OEPX is OEP III; the sole general partner of OEP III is OEP GP III and the sole general partner of OEP GP III is OEP Parent; the sole member of OEP Parent is OEP Holding; JPMorgan Capital Corporation, a Delaware corporation (“JPM CC”), owns all of the outstanding capital stock of OEP Holding; Banc One Financial LLC, a Delaware limited liability company (“BOF LLC”), owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co., a Delaware corporation (“JPMC”), owns all of the outstanding equity interests of BOF LLC. Under the rules of the SEC, each OEP Entity may be deemed to beneficially own shares of common stock beneficially owned by each of the other OEP Entities.

(3)

Sagard Capital Partners, L.P. (“Sagard”) owns 13,518,665 shares of the Company’s common stock, of which 5,589 shares of restricted common stock and options to acquire 203,311 shares (including options exercisable within 60 days that are deemed outstanding pursuant to Rule 13d-3 of the Exchange Act under the Company’s 2011 Omnibus Long Term Incentive Plan) are held by Mr. Friedberg in connection with his service on the Company Board. Mr. Friedberg holds the shares of restricted stock and stock options set forth in this Schedule 14D-9 for the benefit of Sagard Capital Partners Management Corporation, a Delaware corporation (“Sagard Management”). As a result, Sagard and the other Sagard Entities (as defined below) may be deemed to beneficially own shares of common stock beneficially owned by Mr. Friedberg and such shares are included in the table above. Sagard, Sagard Capital Partners GP, Inc., a Delaware corporation (“Sagard GP”) and Sagard Management jointly file a single Schedule 13D with respect to the shares and other securities held by Sagard. Sagard and the other entities that jointly file a Schedule 13D with Sagard are referred to herein as the Sagard Entities. Sagard Management is the investment manager of Sagard and Sagard GP is the general partner of Sagard. Under the rules of the SEC, each Sagard Entity may be deemed

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to beneficially own shares of common stock beneficially owned by each of the other Sagard Entities. The Schedule 13D filed by the Sagard Entities states that, as a result of direct and indirect securities holdings, Power Corporation of Canada and Mr. Paul G. Desmarais may each be deemed to control the Sagard Entities. The Schedule 13D also discloses that it reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard, but the Schedule 13D does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with SEC Release No. 34-39538 (January 12, 1998).

Effect of the Merger on Restricted Stock and Restricted Stock Units.

The Merger Agreement provides that all shares of restricted stock (“Restricted Stock”) and all restricted stock units (“RSUs”) held by an individual performing services for X-Rite immediately prior to the Effective Time will immediately vest in full upon the Effective Time and will be automatically converted into the right to receive the Per Share Amount, without interest and less any applicable withholding taxes.

The table below sets forth information regarding the shares of Restricted Stock and RSUs held by X-Rite’s directors and executive officers as of April 30, 2012 that would be exchanged at the Effective Time into the right to receive the Per Share Amount.

Name of Officer or Director	Shares of Restricted Stock (#)	Shares subject to RSUs (#)	Aggregate Proceeds ($)(1)(2)
Thomas J. Vacchiano, Jr.	152,431	59,767	1,177,699
Rajesh K. Shah	95,554	21,190	647,929
Francis Lamy	—	101,697	564,418
Vijender Stalam	42,063	20,375	346,531
Gideon Argov	5,589	—	31,019
Bradley J. Coppens	5,589	—	31,019
Colin M. Farmer	5,589	—	31,019
David A. Eckert	5,589	—	31,019
Daniel M. Friedberg	5,589	—	31,019
L. Peter Frieder	5,589	—	31,019
John E. Utley	8,540	—	47,397
Mark D. Weishaar	5,589	—	31,019

(1)	Aggregate proceeds to be paid for outstanding shares of restricted stock are calculated by multiplying the number of shares of restricted stock by $5.55.

(2)	Aggregate proceeds to be paid for outstanding RSUs are calculated by multiplying the number of shares subject to RSUs by $5.55.

Change in Control Agreements with X-Rite.

The Company Board approved the X-Rite Change in Control Plan for Senior Executives (the “Change in Control Plan”) for certain of its executives (including Messrs. Vacchiano, Shah, Lamy and Stalam) effective April 1, 2007. The Change in Control Plan generally is automatically renewed for additional 24 month periods every 24 months, but upon the acquisition by Danaher and Purchaser of beneficial ownership of 30% or more of the combined voting power of the Company’s Shares, as contemplated by the Merger Agreement, which will result in a change in control under the Change in Control Plan (the “Change in Control”), the Change in Control Plan will automatically be renewed for a final 24 month period and will be assumed by Danaher.

Under the terms of the Change in Control Plan, for a period of 24 months following the Change in Control, if a participant’s employment is terminated (1) by the Company other than for cause, disability or death of the participant or (2) by the participant with Good Reason (“Qualifying Termination”), the Company is obligated to pay the participant a lump sum in cash equal to (i) the participant’s unpaid base salary, accrued vacation pay and expenses, (ii) amounts unpaid to the participant under the annual short-term incentive plan in respect of the most

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recently completed fiscal year, (iii) an amount equal to two times the greater of the participant’s base salary for the year in which the participant is terminated or as in effect prior to the Change in Control, (iv) a bonus amount equal to two times the greater of the participant’s target incentive opportunity established under the annual short-term incentive plan in effect for the plan year in which the participant is terminated or as in effect prior to the Change in Control, (v) a pro rata portion of the participant’s target incentive opportunity for the year the participant is terminated or as in effect prior to the Change in Control, whichever is greater, and (vi) in the event excise taxes are being imposed on the participant as the result of Section 4999 of the Code, an excise tax gross-up on severance payments. The participant’s Change in Control payments will be reduced by up to 10% if that reduction will avoid triggering excise taxes on the payment. In addition, the participant will receive payment of continuation health coverage premiums for twenty-four months following the date of the Qualifying Termination.

Under the terms of the Change in Control Plan, “Good Reason” means, without the participant’s express written consent, the occurrence after a Change in Control of the Company of any one (1) or more of the following:

(i) A material reduction of the participant’s authorities, duties, or responsibilities as an executive and/or officer of the Company from those in effect as of ninety (90) calendar days prior to the Change in Control, other than an insubstantial and inadvertent reduction that is remedied by the Company promptly after receipt of notice thereof given by the participant; provided, however, that any reduction in the foregoing resulting merely from the acquisition of the Company and its existence as a subsidiary or division of another entity such as a change in reporting relationship or title shall not be sufficient to constitute Good Reason;

(ii) The Company’s requiring the participant to be based at a location in excess of fifty (50) miles from the location of the participant’s principal job location or office immediately prior to the Change in Control; except for required travel on the Company’s business to an extent substantially consistent with the participant’s then present business travel obligations;

(iii) A reduction by the Company of the participant’s base salary in effect on the date of termination, or as the same shall be increased from time to time, in excess of ten percent (10%); or

(iv) The failure of the Company to continue in effect, or the failure to continue the participant’s participation on substantially the same basis in, any of the Company’s short- and long-term incentive compensation plans, or employee benefit or retirement plans, policies, practices, or other compensation arrangements in which the participant participates prior to the Change in Control of the Company unless such failure to continue the plan, policy, practice, or arrangement pertains to all plan participants generally; provided, however, that a decrease in the participant’s target annual total compensation in excess of ten percent (10%) shall constitute Good Reason.

Unless the participant becomes Disabled (as defined in the Change in Control Plan), the participant’s right to terminate employment for Good Reason shall not be affected by the participant’s incapacity due to physical or mental illness. The participant’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason herein.

The 2008 and 2011 Omnibus Long Term Incentive Plans (the “LTIPs”) provide that outstanding and unvested equity-based awards granted under the LTIPs will become immediately vested and exercisable in full upon the occurrence of a change in control. Danaher and Purchaser becoming the beneficial owners of Company Shares representing 30% or more the voting power of the Company’s Shares, as contemplated by the Merger Agreement, will result in a change in control under the terms of the LTIPs. The full accelerated vesting with respect to outstanding equity-based performance-based awards or other outstanding equity-based awards that would otherwise vest, in whole or in part, upon any criteria other than solely by the continued employment of the participants under the plans is calculated as if the target level of performance had been achieved. As disclosed in the table below, the Company’s executive officers and non-employee directors have received grants of stock options, restricted stock and/or RSUs under the LTIPs that will subject to acceleration upon the Change in Control.

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Any Change in Control payments due to the executive officers are conditioned on the executive officer complying with the restrictive covenants set forth in the Change in Control Plan. The Change in Control Plan contains (i) a noncompetition clause lasting from April 1, 2007 until the date that is 24 months after the participant’s Qualifying Termination date, (ii) a nonsolicitation of Company employees and service providers clause lasting from April 1, 2007 until the date that is 24 months after the participant’s Qualifying Termination date, (iii) an indefinite confidentiality clause with respect to the Company’s Protected Information (as defined in the Change in Control Plan), (iv) an indefinite mutual nondisparagement clause, and (v) an indefinite non-interference clause with respect to the Company’s former, current and prospective clients, customers and other entities with which the Company interacts. With respect to clauses (i) and (ii) above, the restricted period will automatically be extended for any length of time during which the participant is in violation of the provision and the Company will retain all of its rights to seek monetary or equitable relief against the participant.

The foregoing description of the Change in Control Plan and the LTIPs does not purport to be complete and is qualified in its entirety by reference to the Change in Control Plan and the LTIPs, which are included as Exhibit (e)(3), Exhibit (e)(4), Exhibit (e)(5), Exhibit (e)(6) and Exhibit (e)(7), respectively, to this Schedule 14D-9 and is incorporated herein by reference.

Summary of Potential Payments Upon Change in Control.

The table below contains a summary of the value of certain material payments and benefits payable to the Company’s executive officers and directors described in this section under the heading “— Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and assume, among other things, that each executive officer of the Company will have a Qualifying Termination of his employment on April 30, 2012, after the Change in Control. The stock price used in the estimates below is equal to the Merger Consideration price of $5.55 per share. None of Danaher’s named executive officers is a party to any written or unwritten agreement or understanding that provides for the payment of any compensation that is contingent on the Change in Control. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Executive Officer/Director	Estimated Value of Cash Severance Payments (1)	Estimated Value of Acceleration of Vesting on Restricted Stock, RSUs and Stock Options (2)	Estimated Value of Benefit Plan Continuation (3)	Estimated Tax Gross-Up Payment (4)	Total (5)
Thomas J. Vacchiano	$1,545,000	$1,585,763	$18,348	$1,132,726	$4,281,837
Rajesh K. Shah	$1,022,112	$1,052,276	$15,731	$676,120	$2,766,239
Francis Lamy	$1,273,469	$741,792	$73,260	$—	$2,088,521
Vijender Stalam	$936,000	$495,286	$35,948	$533,139	$2,000,373
John E. Utley	$—	$61,827	$—	$—	$61,827
Gideon Argov	$—	$40,462	$—	$—	$40,462
Bradley J. Coppens	$—	$40,462	$—	$—	$40,462
David A. Eckert	$—	$40,462	$—	$—	$40,462
Colin M. Farmer	$—	$40,462	$—	$—	$40,462
Daniel M. Friedberg	$—	$40,462	$—	$—	$40,462
L. Peter Frieder	$—	$40,462	$—	$—	$40,462
Mark D. Weishaar	$—	$40,462	$—	$—	$40,462

(1)	These amounts represent “double trigger” benefits and are only payable upon a Qualifying Termination occurring within 24 months of the Change in Control. Upon such Qualifying Termination, the employee would receive two times his annual salary in effect at the time of the termination, plus two times the amount of the employee’s target short-term annual incentive award, plus a prorated amount of the employee’s target short-term annual incentive award (based on the number of full months completed during the performance period).

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(2)	Under the terms of the LTIPs, outstanding and unvested equity awards will be accelerated upon the Change in Control as “single trigger” benefits, regardless of whether the participant has experienced a termination of employment. The amount in the table above represents the dollar value of unvested stock options, unvested restricted shares and unvested RSUs that would be accelerated based on the Merger Consideration price ($5.55).

(3)	These amounts represent “double trigger” benefits and are only payable upon a Qualifying Termination occurring within 24 months of the Change in Control. These amounts reflect the cost of premiums for the continuation of medical and dental health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended, for 24 months following the date of the Qualifying Termination. In the case of Mr. Lamy, this amount reflects two times his annual health insurance allowance.

(4)	The Change in Control Plan provides that the Company will reimburse applicable senior executives for any excise taxes he or she is subject to under Section 4999 of the Internal Revenue Code upon a change in control, as well as any income and excise taxes payable by the senior executive as a result of any reimbursements for the Section 4999 excise taxes. If such payments do not exceed 110% of the threshold amount, however, the senior executive’s total payments will be reduced to just below the threshold amount to avoid the imposition of any excise taxes. The amounts reported in the table are estimates based upon an assumed Change in Control date of April 30, 2012 and a Merger Consideration price of $5.55. These estimated amounts were determined using conservative assumptions without taking into account any reductions in parachute payments attributable to reasonable compensation payable before or after the Change in Control. The Company could rebut the presumption required under applicable regulations that the equity and incentive awards were contingent upon the Change in Control. In addition, although the non-compete obligations in the Change in Control Plan would have value associated with them; no value was assigned to them in determining the amount of excise tax gross-up. The actual amount of excise tax due under Section 4999 can only be determined at the time of the Change in Control and/or such executive’s separation from the Company.

(5)	These amounts include the “Aggregate Proceeds” set forth in the table under the heading “—Effect of Merger on Restricted Stock and Restricted Stock Units.”

Directors’ and Officers’ Insurance and Indemnification.

The Michigan Business Corporation Act (the “MBCA”) permits Michigan corporations to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director. X-Rite’s articles of incorporation and bylaws also provide for indemnification of present and former directors and executive officers.

X-Rite’s articles of incorporation currently eliminate director liability to the maximum extent permitted by Michigan law. Section 209 of the MBCA allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) intentional infliction of harm on the corporation or the shareholders, (iii) a violation of Section 551 of the MBCA (concerning dividends, distributions and loans that are contrary to law or the articles of incorporation), and (iv) an intentional criminal act.

Sections 561 to 571 of the MBCA authorize a corporation under specified circumstances to indemnify its directors and officers against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if these directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders, including reimbursement for expenses incurred. The provisions of X-Rite’s bylaws relating to indemnification of directors and executive officers generally provide that present and former directors and executive officers will be, and other persons may be, indemnified to the fullest extent permissible under Michigan law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to X-Rite.

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X-Rite has entered into indemnification agreements with certain of its directors and executive officers (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the MBCA and in X-Rite’s articles of incorporation. The Indemnification Agreements provide for the indemnification of the indemnitee to the fullest extent permitted by Michigan law if indemnitee was, is or becomes a party to or witness or other participant in, or is threatened to be made a party to or otherwise involved in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or investigative, by reason of any event or occurrence related to the fact that indemnitee is or was a director, officer, employee or agent of X-Rite. Under the Indemnification Agreements, indemnification will not be provided where (i) the indemnitee is actually reimbursed pursuant to an insurance policy of X-Rite as may exist for the indemnitee’s benefit, except in respect of any indemnification exceeding the reimbursement under such insurance policy; (ii) the indemnitee is indemnified by X-Rite otherwise than pursuant to the Indemnification Agreement; (iii) the indemnitee’s claim is based upon or attributable to any transaction involving intentional misconduct, knowing violation of law, or from which indemnitee derived an improper personal benefit; (iv) any claim which is initiated or brought voluntarily by indemnitee unless X-Rite has joined in or consented to such action; or (v) the payment of profits arises from violations of Section 16(b) of the Exchange Act.

The foregoing summary of the Indemnification Agreements is qualified in its entirety by the Form of Indemnification Agreement, which is included as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnification Agreements is substantially the same as the Form of Indemnification Agreement.

X-Rite also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status. Pursuant to the Merger Agreement, Danaher agrees that it will indemnify and hold harmless all current and former directors and officers of X-Rite (the “Covered Persons”) (i) to the extent such Covered Persons are currently indemnified pursuant to X-Rite’s existing articles of incorporation, bylaws and Indemnification Agreements for acts or omissions occurring prior to the Effective Time and (ii) to the fullest extent permitted by law for acts or omissions occurring in connection with the approval and consummation of the Merger Agreement and the transactions contemplated thereby. In addition, the Merger Agreement provides that, through the sixth anniversary of the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation and advancement of expenses with respect to the Covered Persons that are no less favorable for periods prior to and including the Effective Time than those set forth in X-Rite’s articles of incorporation and bylaws or under certain indemnification agreements as in effect on the date of the Merger Agreement.

The Merger Agreement further provides that, through the sixth anniversary of the Effective Time, the Surviving Corporation will maintain directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than X-Rite’s current D&O Insurance with respect to claims arising from facts or events that occurred on or before the Effective Time. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 300% of the last annual premium paid by X-Rite for such insurance. If prepaid policies have been obtained prior to the Effective Time by Danaher or the Company (with consent of Danaher), Danaher must, and must cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

In the event Danaher or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, must assume all such indemnification and insurance obligations.

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The foregoing summary of directors’ and officers’ insurance and indemnification does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Continuing Employees.

The Merger Agreement provides that from the Effective Time through December 31, 2012, Danaher will provide to each employee of X-Rite who continues to be employed by the Surviving Corporation (or any subsidiary thereof) after the Effective Time (the “Continuing Employees”), with total compensation and employee benefits (including bonus and incentive award opportunities, but not including defined benefit pension plan benefits and equity-based benefits), that are at least substantially similar in the aggregate to the compensation provided by X-Rite to such Continuing Employees immediately prior to the execution of the Merger Agreement, and in no event less favorable than benefits provided to similarly situated employees of Danaher. Danaher will honor all employment, severance or similar agreements between X-Rite and any employee in existence prior to the Effective Time.

With respect to any employee benefit plan, program, policy and arrangement maintained by Danaher or the Surviving Corporation (or any subsidiary thereof) in which any Continuing Employee may participate effective as of the Effective Time, Danaher will, or will cause the Surviving Corporation to, take such actions as are necessary to recognize all service of the Continuing Employees with X-Rite or a subsidiary of X-Rite, as the case may be, for purposes of determining eligibility to participate, vesting, accruals and entitlement to benefits where length of services is relevant, to the same extent such service was recognized under a comparable benefit plan of X-Rite as of the Effective Time.

Danaher will cause all pre-existing condition exclusions, waiting period and actively-at-work requirements of each of its benefit plans to be waived or satisfied for each Continuing Employee and his or her covered dependents to the extent currently applicable to such person and waived or satisfied under the comparable X-Rite benefit plan for the year in which the Effective Time occurs. Danaher will provide each Continuing Employee and his or her covered dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in Danaher’s benefit plans to the same extent such credit was our would have been given under the applicable X-Rite benefit plan in satisfying any deductible, out-of-pocket or similar requirements and will apply any increase in the Continuing Employee’s portion of the premium costs no earlier than the first day of the first plan year beginning after the Effective Time.

The foregoing summary of the Continuing Employee’s benefits does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with the Principal Shareholders.

OEPX beneficially owns 33,654,758 Shares, or approximately 39.0% of the Shares outstanding as of April 16, 2012; Sagard beneficially owns 13,518,665 Shares, or approximately 15.7% of the shares outstanding as of April 16, 2012; and “Tinicum,” consisting of Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. beneficially owns 11,751,792 Shares, or approximately 13.6% of the Shares outstanding as of April 16, 2012. OEPX, Sagard and Tinicum, collectively, are referred to herein as the “Principal Shareholders.” Collectively, the Principal Shareholders own approximately 68% of the total outstanding Shares. In considering the recommendation of the Company Board to tender the Shares in the Offer, shareholders should be aware that the Principal Shareholders are parties to agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of shareholders generally. See—”Tender Offer and Support Agreements” below. The Company Board was aware of the Support Agreements, Investment Agreements, and Registration Rights Agreement (in each case, defined below) during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

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Tender and Support Agreements.

Concurrently with the execution of the Merger Agreement, each of the Principal Shareholders, entered into a separate tender and support agreement (the “Support Agreements”) with Danaher and Purchaser whereby such Principal Shareholder committed, among other things, subject to the terms and conditions of the applicable Support Agreement, to tender a proportionate number of the Shares held by such shareholder and its affiliates in the Offer such that the number of Shares so committed to be tendered in the aggregate pursuant to the three Support Agreements equals approximately 40% of X-Rite’s total outstanding Shares (the “Covered Shares”) (which represents 19,711,630 Shares, 7,917,898 Shares and 6,883,025 Shares from each of OEPX, Sagard and Tinicum, respectively). Each of the Principal Shareholders has further stated its intent to tender in the Offer all of the remaining Shares held by such shareholder and its affiliates, which together with the Covered Shares, represents an aggregate of approximately 68% of the total outstanding Shares.

Pursuant to the Support Agreements, each of the Principal Shareholders has agreed, among other things, subject to the termination of the Support Agreements or the Offer (i) to validly tender or cause to be tendered (and not withdraw) in the Offer all Covered Shares beneficially owned by such Principal Shareholder pursuant to and in accordance with the Offer, (ii) as promptly as practicable, but no later than ten (10) business days after the commencement of the Offer, to deliver pursuant to the terms of the Offer a letter of transmittal (as well as any other documents or instruments required to be delivered pursuant to the Offer) with respect to such Principal Shareholders’ Covered Shares, (iii) to vote such Principal Shareholders’ Covered Shares at every meeting of the Company’s shareholders (A) in favor of (1) approval of the Merger Agreement or any other transaction contemplated thereunder, (2) approval of any proposal to adjourn or postpone the meeting if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated thereby, and (3) any other matter necessary for consummating the transactions contemplated by the Merger Agreement and (B) against (1) any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (2) any Alternative Proposal (as defined in the Merger Agreement), and (3) any action, proposal, transaction or agreement that would reasonably be expected to result in a condition to the Offer not occurring or result in a breach by such Principal Shareholder of the Support Agreement, (iv) not to transfer any of such Principal Shareholder’s Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) to take or permit any other action that would in any way restrict, limit or interfere with the performance of such Principal Shareholder’s obligations under, or the transactions contemplated by, the Support Agreements, (vi) not to commence or join (and take all actions necessary to opt out of any class) with respect to any claim challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or alleging breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement, and (vii) not (A) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (B) enter into any agreement with respect to any Alternative Proposal, (C) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of its subsidiaries to any person relating to, any Alternative Proposal or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal or (D) tender any Covered Shares in connection with an Alternative Proposal. The Support Agreements do not limit or otherwise affect the actions of the Principal Shareholders or any affiliate, employee or designee of the Principal Shareholders or any of their respective affiliates in such person’s capacity, if applicable, as an officer or director of the Company.

The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the Offer having been terminated or the Expiration Date having occurred, in each case without acceptance for payment of the Covered Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement or the terms of the Offer that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the shareholders pursuant to the Merger Agreement as in effect on April 10, 2012, (v) any amendment, modification or waiver of the Minimum Condition (as defined the Merger Agreement) such that Danaher or Purchaser would beneficially own less a majority of the of the Shares then outstanding on a fully diluted basis after giving effect to the consummation of the Offer and (vi) the mutual written consent of the parties thereto.

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The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which have been filed as Exhibits (e)(9), (e)(10) and (e)(11) to this Schedule 14D-9 and are incorporated herein by reference.

Investment Agreements.

In connection with its recapitalization in October 2008, X-Rite entered into investment agreements (the “Investment Agreements”) with the Principal Shareholders under which X-Rite sold an aggregate of 46,904,763 Shares to the Principal Shareholders for an aggregate purchase price of $155 million in cash. Under the Investment Agreements, X-Rite agreed to appoint three individuals designated by OEPX and one individual designated by Sagard to the Company Board. Pursuant to the OEPX Investment Agreement, until the expiration of certain time periods or until OEPX owns less than certain specified amounts of Shares, X-Rite must obtain OEPX’s consent for, among other things, (1) subject to certain exceptions, entry into any transaction with, or amendment or modification of, any transactions or agreements with certain affiliates of X-Rite, (2) certain amendments of X-Rite’s articles of incorporation or bylaws and (3) increases in the size of the Company Board to more than nine members.

Pursuant to the terms of the Merger Agreement, prior to the consummation of the Offer, X-Rite will enter into irrevocable agreements with the Principal Shareholders to terminate the Investment Agreements, which termination will be conditioned upon the occurrence of the Effective Time.

Registration Rights Agreement.

Simultaneously with its recapitalization in October 2008, X-Rite and the Principal Shareholders entered into a customary registration rights agreement (the “Registration Rights Agreement”), pursuant to which X-Rite filed with the SEC a shelf registration statement covering resales of the “Registrable Shares,” as defined in the Registration Rights Agreement, which was declared effective by the SEC on November 4, 2009.

Pursuant to the terms of the Merger Agreement, prior to the consummation of the Offer, X-Rite will enter into irrevocable agreements with the Principal Shareholders to terminate the Registration Rights Agreement, which termination will be conditioned upon the occurrence of the Effective Time.

Arrangements between X-Rite, Danaher and Purchaser.

Merger Agreement.

On April 10, 2012, the Company, Danaher and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Danaher, the Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains customary representations and warranties that the Company, Danaher and the Purchaser made to each other as of specific dates. The assertions embodied in those representations and

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warranties were made solely for purposes of the Merger Agreement among the Company, Danaher and the Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Danaher and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among the Company, Danaher and the Purchaser rather than establishing matters as facts.

Confidentiality Agreement.

Danaher and X-Rite entered into a confidentiality agreement, dated January 29, 2012 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential acquisition of X-Rite. Under the Confidentiality Agreement, Danaher agreed, subject to certain exceptions, to keep non-public information concerning X-Rite confidential and agreed to certain “standstill” provisions for the protection of the Company for a period ending on the earlier of 18 months from the date of the Confidentiality Agreement or the entering into of the Merger Agreement. Danaher also agreed to employee non-solicitation provisions, subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement. Danaher and X-Rite agreed that they would only disclose the confidential information to their representatives or as may be required by law. The term of the Confidentiality Agreement is two years from the date of the Confidentiality Agreement.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Company Board.

The Merger Agreement provides that, after the consummation of the Offer, Danaher will be entitled to elect or designate to serve on the Company Board the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Danaher or its affiliates (including Shares which are accepted for payment pursuant to the Offer, but excluding Shares held by X-Rite or any of its subsidiaries) bears to the total number of Shares then outstanding. X-Rite has agreed to take all actions necessary, including promptly increasing the size of the Company Board or exercising its best efforts to secure the resignations of such number of directors as is necessary to enable Danaher’s designees to be elected to the Company Board in accordance with the terms of the Merger Agreement. From and after the consummation of the Offer, X-Rite must also cause the individuals designated by Danaher to constitute the number of members (rounded up to the next whole number), as permitted by applicable law, on (i) each committee of the Company Board and (ii) each board of directors of each of X-Rite’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Danaher represent on the Company Board.

In the event that Danaher’s directors are elected or designated to the Company Board, the Merger Agreement provides that until the Effective Time, X-Rite will cause the Company Board to maintain two directors who were directors on the date of the Merger Agreement who are neither officers of X-Rite nor designees, shareholders, affiliates or associates (within the meaning of the Federal securities laws) of Danaher (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate two individuals to fill such vacancies who are independent who are neither an officer of the Company nor a designee, shareholder, affiliate or associate of Danaher.

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After Danaher’s designees are elected or appointed to the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required for X-Rite to:

•	amend or terminate the Merger Agreement;

•	exercise or waive any of X-Rite’s rights or remedies under the Merger Agreement;

•	extend the time for performance of Danaher’s or Purchaser’s obligations under the Merger Agreement;

•	take any other action by X-Rite in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Company Board; or

•

approve any other action by X-Rite which could adversely affect the interests of X-Rite’s shareholders (other than Danaher or Purchaser) with respect to the Merger Agreement and the transactions contemplated thereby.

The Independent Directors will have the authority to (i) retain such counsel (which may include the current counsel to X-Rite) at the reasonable expense of X-Rite as determined by the Independent Directors for the purpose of fulfilling their obligations under the Merger Agreement and (ii) institute any action on behalf of X-Rite to enforce performance of the Merger Agreement.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

PantoneLIVE.

In March 2011, the Company and a subsidiary of Danaher, EskoArtwork, began discussing cooperation on commercial arrangements relating to the Company’s PantoneLIVE product. Danaher acquired EskoArtwork in March 2011. The Company and EskoArtwork entered into a Development, License and Distribution Agreement with respect to the Company’s PantoneLIVE product on February 23, 2012, which was the culmination of long-standing discussions between the Company and EskoArtwork in 2011 and early 2012. The representatives of Danaher who negotiated the Merger Agreement were not involved in the negotiations of such agreement between the Company and EskoArtwork. There have been no payments to or from the parties under such agreement through the date of this Schedule 14D-9. The Company and EskoArtwork are also in the process of negotiating an OEM agreement relating to the Company’s PantoneLIVE product, which agreement has not been entered into as of the date of this Offer to Purchase. The parties believe that these agreements are ordinary course commercial agreements, and neither Danaher nor the Company believes such agreements are material to either party.

Item 4.	The Solicitation or Recommendation.

On April 9, 2012, the Company Board adopted resolutions that unanimously:

•

determined that the Per Share Amount, the Offer, the Merger and the terms of the Merger Agreement and the transactions contemplated thereby are advisable, substantively and procedurally fair to, and in the best interests of X-Rite its shareholders;

•	declared it advisable to enter into the Merger Agreement;

•

approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger (including under Article VII of the Company’s Articles of Incorporation);

•	recommended that X-Rite’s shareholders tender their Shares in the Offer and, if required by applicable law, approve the adoption of the Merger Agreement;

•	direct that to the extent required by the MBCA the Merger Agreement and the Merger be submitted for consideration of the shareholders of the Company;

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•

render any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations and the limitations on business combinations contained in Section 780 of the MBCA and Article VI of the Company’s Articles of Incorporation (including determining that the Merger Agreement is a “memorandum of understanding” under Paragraph B of such Article) inapplicable to the Offer, the Merger, the Merger Agreement, the Support Agreements and the transactions contemplated thereby; and

•	authorize and approve the Top-Up Option (as defined below) and the issuance of the Top-Up Shares (as defined below) thereunder.

Accordingly, and for the other reasons described in more detail below, the Company Board unanimously recommends that X-Rite’s shareholders tender their Shares in the Offer and, if necessary, approve the adoption of the Merger Agreement.

Background of the Offer.

As part of the ongoing evaluation of the Company’s business and in their ongoing effort to enhance shareholder value, the Company Board and members of our senior management regularly review and assess the Company’s business plan and strategy, including a review of a variety of strategic alternatives. As part of this review, the Company Board has considered from time to time potential acquisitions (both incremental and transformative), secondary sales of stock by the Company’s largest shareholders in order to enhance the public market float, and a sale of the Company.

In the late summer of 2011, the Company received an informal, unsolicited inquiry from a strategic company that was interested in exploring a possible strategic transaction with the Company. Also around that period of time, one of the Company’s significant shareholders expressed concern to the Company’s management regarding the material decline in the Company’s stock price, the Company’s lower growth projections and the challenges presented to the Company’s business by the global economic environment. In addition, from time to time, representatives of the Company’s Principal Shareholders (two of whom have representatives on the Company Board and one of whom has an observer on the Company Board) have expressed a desire, at the appropriate time, to consider potential opportunities for increasing liquidity for their investment in the Company without adversely impacting the Company’s stock price.

At a meeting of the Company Board on September 13, 2011, management of the Company informed the Company Board of the informal acquisition inquiry it had received and relayed the concerns expressed by one of the Company’s significant shareholders. The Company Board discussed various challenges facing the Company’s business, including the worsening economic outlook and its potential impact on the Company. The Company Board also discussed the recent decline in the Company’s stock price and determined to explore options to maximize shareholder value. The Company Board then instructed management of the Company to make a recommendation to the Company Board of potential investment banking firms to advise the Company and the Company Board regarding potential strategic alternatives.

At a meeting of the Company Board on October 11, 2011, the Company Board met with and interviewed potential financial advisors to the Company, including Centerview Partners LLC (“Centerview”) and one other investment banking firm. Each firm made separate presentations to the Company Board during which each firm provided its preliminary thoughts on a range of strategic alternatives available to the Company to maximize shareholder value. The range of strategic alternatives presented by each firm included continuing to operate the business under management’s strategic plan, pursuing potential acquisitions, pursuing secondary sales of stock by the Company’s largest shareholders, and a sale of the Company.

Following the presentations, the Company Board resolved to engage Centerview as its financial advisor in connection with the consideration of strategic alternatives, subject to the negotiation of satisfactory engagement

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terms. The Company Board authorized Thomas Vacchiano, the Company’s Chief Executive Officer, to discuss further with Centerview the terms of a possible engagement, consistent with guidelines provided by the Company Board, and report back to the Company Board the outcome of these discussions prior to engaging Centerview. On November 7, 2011, with the approval of the Company Board, the Company entered into an engagement letter with Centerview. David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former director of the Company and a former employee of One Equity Partners, an affiliate of OEPX, the Company’s largest shareholder. While Mr. Cohen has no direct ownership in the Company, he has an economic interest in the Company through affiliates of One Equity Partners. He has no input into the decisions that OEPX makes relating to the Company and its Shares. The Company Board was aware of Mr. Cohen’s relationships with the Company and took these into account in considering the engagement of Centerview. The Company Board decided to engage Centerview as its financial advisor, in part based on Mr. Cohen’s familiarity with the Company, as well as, among other things, the industry knowledge of Centerview and its relevant transaction experience.

From November 2011 to January 2012, Centerview conducted a detailed analysis regarding the Company’s various strategic alternatives. As part of its analysis, Centerview reviewed internal projections and other financial information prepared by the Company and senior management team, conducted a due diligence visit to the Company’s corporate headquarters and engaged in numerous phone conferences with the Company’s senior management to discuss the Company’s business, strategy, results of operations and prospects. In December 2011, during a regularly scheduled meeting of the Company Board, Centerview provided the Company Board with an update of Centerview’s analysis and the timeline for completion of its work.

At a telephonic meeting of the Company Board on January 6, 2012, Centerview reviewed with the Company Board several strategic alternatives available to the Company, including (1) continuing to operate the Company under management’s strategic plan, (2) supplementing management’s strategic plan with mergers and acquisitions, (3) facilitating an exit for the Principal Shareholders while remaining a public company, including through secondary offerings, as a means of increasing the public float of the Company’s stock or (4) pursuing a sale of the Company. A representative of Winston & Strawn LLP (“Winston”), legal counsel to the Company, also attended the meeting and advised the Company Board with respect to its fiduciary duties in connection with the strategic alternatives presented, including a potential sale of the Company.

At the January 6th meeting, the Company Board discussed with Centerview the various challenges to achieving the growth rates reflected in management’s strategic plan as an independent company. The parties noted the expenses required in order to invest in the sales and marketing activities and additional technologies necessary to enable the Company to effectively take advantage of growth opportunities. The parties discussed these growth opportunities in light of the Company’s specialized products and the nature of the businesses it operates. The parties discussed certain encumbrances relating to the growth of the Company’s business as an independent company, including its exposure to global economic uncertainty and its impact on the Company’s customers, the investment and other requirements to execute the Company’s strategic plan, the length of time required to develop products and gain acceptance of such products in the marketplace, and the lack of attractive, actionable acquisition candidates in complementary businesses. The parties noted that the Company’s business might be able to more fully realize its potential as part of a larger organization that is engaged in a wider spectrum of digitalization activities. The parties also noted that given the relatively small public float of the Company’s common stock, additional institutional investors would be difficult to attract and that while a sale of stock by the Company’s largest shareholders in the open market or through a secondary sale could improve the stock float, its execution presented many challenges.

The Company Board further discussed with Centerview the possibility of maximizing shareholder value through a sale of the Company as compared to continuing to operate the business under management’s strategic plan. Given the challenges described above, the parties discussed that, among the various strategic alternatives, a sale of the Company might be the best alternative for maximizing shareholder value. Centerview identified a universe of 51 potential buyers, consisting of 28 strategic parties and 23 financial parties. As part of this

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discussion, Centerview indicated that it believed the likely universe of potential buyers of the Company was somewhat focused, given the businesses in which the Company operates. Based on publicly available information, Centerview analyzed, among other things, the strategic fit of the Company with the identified strategic parties, and the financial capability and likelihood of the potential strategic parties to execute a transaction. With respect to the identified financial parties, Centerview analyzed their size, previous industry investment expertise, international reach, ability to recognize the value of the Company’s business and financial capability and likelihood of executing a transaction. Based on this analysis, Centerview reduced the list of likely buyers to five strategic parties and four financial parties from the initial list of 51 potential buyers. The Company Board determined not to include in the formal sale process the other 42 identified potential buyers, as the Company Board did not believe that any such parties would be in a position to maximize value for the Company’s shareholders in a transaction or to successfully complete such a transaction. The Company Board also concluded that given the potential harm and disruption to the Company’s business and customer relationships of a longer sale process involving more parties, it was not in the best interests of the Company to include such other parties in the sale process.

The Company Board discussed with Centerview that the potential buyers that would find the Company most attractive and therefore most likely offer the highest price were likely to be companies with complementary businesses that could capitalize on the Company’s technology, customers and brand recognition. Accordingly, the parties discussed that a strategic buyer was more likely to be able to maximize value for the Company’s shareholders in a sale transaction than a financial buyer. In particular, Centerview and the Company Board discussed that Danaher would likely be an interested party due to the potential synergies in certain sectors of its businesses and the prior interest Danaher had expressed in acquiring the Company. Specifically, in 2008, Danaher had participated in a process conducted by the Company and its advisors to explore certain strategic and financial alternatives, including minority investments in the Company or a potential sale of the Company. During that process, Danaher engaged in discussions with the Company and its advisors and submitted alternative non-binding proposals to make a minority investment or to acquire all of the outstanding Shares of the Company. The Company decided to pursue other alternatives.

Following discussions among the members of the Company Board at the January 6th meeting, the Company Board authorized Centerview to explore a potential sale of the Company. The Company Board instructed Centerview to initiate a targeted auction process that would focus on the most likely buyers discussed with Centerview.

At the direction of the Company Board, in January 2012, Centerview initiated the first stage of the process by approaching the nine identified potential parties, including Danaher. Of the parties approached, four strategic parties (including Danaher) and two financial parties expressed preliminary interest in exploring a potential transaction with the Company. To facilitate the further exchange of confidential information in contemplation of a potential transaction, the Company entered into confidentiality agreements with all six interested parties. The first stage of the process consisted of senior management presentations to the interested parties with supporting due diligence information about the Company contained in an electronic dataroom.

At a regularly scheduled telephonic meeting of the Company Board on January 25, 2012, Centerview provided an update on the status of discussions with the potential interested parties. In addition, the Company’s management reviewed with the Company Board the current financial performance of the business, including the potential for somewhat lower than anticipated sales in the first few months of 2012, due to a slowdown in growth in Asia, a softening in the North American market and the impact on the European market of the current volatile economic environment in Europe.

In late January and early February 2012, the Company’s senior management and representatives of Centerview had in-person meetings, and engaged in intermittent discussions with, the six parties who expressed an interest in exploring a strategic transaction with the Company. During this phase of due diligence,

17

management’s financial projections for the Company through 2016 (we refer to such projections in this Schedule 14D-9 as the “Management Presentation Case,” which is described in more detail in the section entitled “Certain Company Projections”) were provided to potential buyers, as well as additional projections that reflected the realization of additional growth initiatives. Subsequent to these meetings, at the direction of the Company Board, Centerview instructed each of the six interested parties to submit to Centerview by February 15, 2012 a non-binding written indication of interest regarding a potential acquisition of the Company.

On February 15, 2012, Centerview received a non-binding indication of interest setting forth the general terms of a potential acquisition of the Company from each of Danaher and one of the potential financial buyers (referred to as Company 1). Company 1 indicated that it would be willing to pursue an acquisition of all of the outstanding Shares of the Company at a price of $5.00 to $5.75 per share, subject to four to six weeks of customary due diligence and the receipt of all necessary internal approvals. This proposal was also subject to the receipt of debt financing. Danaher proposed an acquisition of the Company at $5.25 per share, subject to three weeks of customary due diligence. Danaher’s proposal was not subject to the receipt of financing. Danaher’s proposal stated that if the Company would grant Danaher exclusivity to negotiate a transaction, Danaher would be prepared to move forward quickly, and complete due diligence and negotiate definitive agreements within three weeks. In addition, one of the other potential strategic buyers (referred to as Company 2) had advised Centerview that while it remained interested in a potential acquisition of the Company, it would not be in a position to deliver a non-binding written indication of interest until the end of February.

On February 16, 2012, the Company Board held a telephonic meeting. Representatives of Centerview and Winston participated in this meeting. Centerview outlined the indications of interest received from Danaher and Company 1. Centerview informed the Company Board that three of the other parties that it had approached regarding a potential acquisition had withdrawn from the sale process. These parties indicated that they were withdrawing due to, among other things, growth and strategic fit concerns and valuation levels. At this meeting, Centerview compared the purchase prices reflected in the two proposals to the illustrative range of valuations for the Company based on the Company’s 2011 performance and the Management Presentation Case. Following discussion, the Company Board decided to wait for a response from Company 2 before determining how to proceed with the sale process. In the interim, the Company Board requested that Centerview attempt to obtain an increased offer price from Danaher.

On February 17, 2012, a representative of Centerview called a representative of Danaher and informed him that the Company would require approximately two weeks before providing formal feedback and specific direction on the next phase of the process and that Danaher’s proposed purchase price would likely have to be increased in order to successfully consummate a transaction with the Company. Danaher indicated that it was willing to conduct additional due diligence in order to determine if it could identify further value that would enable Danaher to increase its proposed purchase price.

Further discussions between Danaher and Centerview were held on February 24 and February 27, 2012, with Centerview referencing other bidders and inquiring as to Danaher’s willingness to raise its valuation if such increased valuation were supported by further due diligence. The representative of Centerview also stated that a meeting of the Company Board was scheduled for February 29, 2012.

On February 28, 2012, Company 2 submitted a non-binding indication of interest setting forth the general terms of a potential acquisition of the Company. The proposal was at a price of $5.25 per share, subject to four to six weeks of customary due diligence and the receipt of all necessary internal approvals. The proposal was not subject to the receipt of financing.

On February 29, 2012, during a telephonic meeting of the Company Board, which was attended by Centerview and Winston, Centerview outlined the three indications of interest received to date. After deliberation, the Company Board determined it would allow Danaher, Company 1 and Company 2 to continue

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with their due diligence review of the Company. In addition, the Company Board discussed with Centerview new potential strategic or financial buyers to include in the sale process. Following the discussion, the Company Board authorized Centerview to approach one additional potential strategic buyer (referred to as Company 3). In early March, the Company entered into a confidentiality agreement with Company 3. Also at the February 29th meeting, Centerview informed the Company Board that certain of the potential buyers, including parties that had withdrawn from the sale process, had raised concerns over the Company’s exposure to the commercial printing market, as a result of continued decline of such market in developed economies, and the Company’s ability to achieve management’s projected growth rates. As a result, the Company Board instructed senior management to prepare an alternative case to the Management Presentation Case in order to permit the Company Board to take into consideration these concerns (we refer to such alternative case as the “Moderate Growth Case,” which is described in more detail in the section “Certain Company Projections”).

On February 29, 2012, Centerview communicated to Danaher, Company 1 and Company 2 that the Company was allowing each of them to participate in the second stage of the bidding process. Shortly thereafter, the Company provided representatives of the foregoing parties access to additional due diligence information contained in the electronic dataroom.

On March 7, 2012, members of the Danaher management team met with members of the Company’s management team in Grand Rapids, Michigan for a facility tour and a due diligence meeting. During the next several weeks, additional due diligence discussions regularly occurred between the Company and Danaher. During this time, Centerview also had several discussions with Company 2 regarding a potential transaction and responded to specific due diligence requests of Company 2.

On March 8, 2012, representatives of the Company’s senior management had an in-person meeting with representatives of Company 3. At the direction of the Company Board, Centerview requested that Company 3 submit a non-binding written indication of interest for the acquisition of the Company within approximately one week of the meeting.

On March 14, 2012, representatives of Danaher conducted a site visit and due diligence meting at the Company’s Regensdorf, Switzerland facility.

Also on March 14, 2012, Company 1 informed Centerview that it was no longer interested in exploring an acquisition of the Company as it was concerned about valuation levels.

On March 15, 2012, Company 3 informed Centerview that it would not be submitting an indication of interest and that it was not interested in further exploring an acquisition of the Company as it was concerned with the Company’s growth outlook and the relatively large size of the potential transaction as compared to its own market capitalization.

On March 16, 2012, a financial due diligence meeting was held in Grand Rapids, Michigan with representatives from Danaher and the Company participating.

On March 19, 2012, at the direction of the Company Board, Centerview provided Danaher a final process letter for the potential acquisition of the Company, which requested the submission of a definitive proposal to Centerview by April 5, 2012, including a marked copy of the draft Merger Agreement provided in the electronic dataroom. That same day, Company 2 indicated to Centerview that while Company 2 was still interested in pursuing an acquisition of the Company, it would be difficult for Company 2 to submit a definitive proposal by the date requested.

Also on March 19, 2012, Mr. William “Dan” Daniels, Danaher’s Executive Vice President, and Mr. Vacchiano spoke telephonically about, among other things, the strategic fit of the two businesses and the potential benefits to the Company’s business of entering into a strategic transaction with Danaher. Messrs. Daniel

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and Vacchiano held a similar discussion at a meeting in Wood Dale, Illinois on April 2, 2012. On neither occasion did Messrs. Daniel and Vacchiano discuss with each other the terms of any potential acquisition or any potential employment arrangements between Danaher and management of the Company.

On March 20, 2012, Company 2 informed Centerview that it would not be able to submit a definitive proposal by the date requested and that it was withdrawing from the sale process as, for reasons unrelated to the Company, it was not in as position to further pursue an acquisition of the Company at that time.

On March 20, 2012, members of Danaher’s management team met with members of the Company’s management team at the Company’s Pantone facility in New Jersey for a facility tour and a due diligence meeting. Additional due diligence discussions occurred between Danaher and the Company through April 5, 2012. In addition, between late March and April 5, 2012, Danaher held a legal due diligence call with Winston and met with the Company’s auditors.

On April 4, 2012, a representative of Danaher called a representative of Centerview to inform him that Danaher would be submitting to Winston, the next day, a marked version of the proposed Merger Agreement but would not be in a position to provide a firm offer price until April 9, 2012. Danaher indicated that, subject to reaching agreement on price and mutually acceptable definitive agreements, it believed it would be in a position to sign a definitive Merger Agreement on April 9, 2012 and announce it publicly on April 10, 2012.

On April 5, 2012, Kirkland & Ellis LLP (“Kirkland”), counsel to Danaher, provided Winston with a marked version of the proposed Merger Agreement and a form of the Support Agreement to be signed by each of the Principal Shareholders.

On April 6, 2012, the Company Board held a meeting to discuss Danaher’s proposal. Representatives of Centerview and Winston also participated in this meeting. Centerview presented Danaher’s proposal to submit a firm offer on April 9, 2012 to the Company Board. Winston summarized for the Company Board the material issues raised in the mark-up of the Merger Agreement and the draft of the Support Agreements that Danaher had requested. Centerview reviewed the sale process for the Company Board, including the decisions by the other potential buyers to withdraw from the sale process. Centerview also reviewed illustrative valuation ranges for the Company, including based on the Moderate Growth Case and the Management Presentation Case. After deliberation, the Company Board instructed Centerview to communicate to Danaher that the Company would not be able to consider Danaher’s proposal until Danaher provided a firm offer on the proposed purchase price. Centerview communicated the Company Board’s response to Danaher following the Company Board meeting. Later that day, Danaher submitted a non-binding definitive proposal to acquire all of the outstanding Shares of the Company at a price of $5.50 per share in an all-cash transaction. Danaher conditioned the proposal upon the parties entering into a definitive agreement before the opening of trading on the New York Stock Exchange on April 10, 2012 and the Company agreeing to negotiate exclusively with Danaher through 12:00 noon Eastern Daylight Time on April 10, 2012.

Following receipt of Danaher’s proposal, the Company Board convened a telephonic meeting. At the meeting, representatives of Centerview summarized for the Company Board the terms of Danaher’s proposal. Representatives of Winston then provided a summary of the material issues presented by Kirkland’s mark-up of the Merger Agreement and the requested Support Agreement. In particular, Winston discussed that Danaher was requesting that each of the Principal Shareholders agree to tender all of their Shares pursuant to the Support Agreement (equal to approximately 68% of the Company’s total outstanding Shares) and that such shareholders could not tender their Shares or vote their Shares in favor of an alternative proposal for a period of 12 months following any termination of the Merger Agreement, including if the Company were to terminate the Merger Agreement to enter into a transaction with respect to a superior proposal. Winston also indicated that Danaher had proposed that the Company would be required to pay Danaher a termination fee equal to 4.0% of the Company’s equity value in the event of termination of the Merger Agreement under certain circumstances, including in connection with the acceptance by the Company of a superior proposal. Representatives of Winston

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also reviewed with the Company Board a presentation prepared by Winston and the Company’s Michigan legal counsel regarding the Company Board’s fiduciary duties under Michigan law.

The Company Board next discussed potential alternatives, including terminating the sale process and continuing to operate the Company as an independent business under management’s strategic plan. After deliberation, the Company Board concluded that it was not in the best interests of the Company’s shareholders to continue to operate the Company as an independent business under management’s strategic plan, and that a sale of the Company on acceptable terms was the most likely way to maximize value for the Company’s shareholders. The Company Board unanimously agreed to continue negotiations with Danaher, and authorized Centerview to request that Danaher increase its proposed purchase price. The Company Board indicated that it would be willing to agree to grant Danaher exclusivity for a limited period of time if Danaher would agree to increase its purchase price. Centerview advised the Company Board that while Danaher had indicated it was not willing to further negotiate the purchase price, Centerview would again request that Danaher increase its purchase price.

Following the April 6, 2012 Company Board meeting, a representative of Centerview called a representative of Danaher to inform Danaher that the Company was interested in working towards a potential transaction with Danaher but that Danaher should consider increasing its price to $5.60 per Share. The representative of Danaher responded that Danaher would be willing to increase its purchase price to $5.55 per Share if the Company would agree to negotiate exclusively with Danaher through 12:00 noon Eastern Daylight Time on April 10, 2012. Shortly thereafter, Danaher sent a revised proposal to the Company increasing Danaher’s offer to $5.55 per Share, subject to the same terms as the prior offer. The revised proposal included a requirement that the Company negotiate exclusively with Danaher until 12:00 noon Eastern Daylight Time on April 10, 2012. Following a discussion between John E. Utley, the Chairman of the Company Board, and Centerview, Mr. Utley, on behalf of the Company, executed Danaher’s proposal, which included the exclusivity provisions requested by Danaher.

Later that same day, Winston sent to Kirkland a revised draft of the Merger Agreement. That same day, through Winston, the Principal Shareholders sent Kirkland a revised draft of the form of Support Agreement reflecting the comments of each of their legal counsel. These comments specifically provided that the Principal Shareholders would each agree to tender a proportionate number of the Shares held by such shareholder such that the number of Shares so committed to be tendered in the aggregate would equal only 35% of the Company’s total outstanding Shares and that the Support Agreements would terminate, among other instances, upon the termination of the Merger Agreement by the Company to enter into a superior proposal, or a change in recommendation by the Company Board with respect to the proposed merger with Danaher. In addition, these comments reflected that the Principal Shareholders would not agree to any restrictions on their ability to tender their Shares or vote in favor of an alternative proposal for any period of time after the termination of the Merger Agreement.

Between April 7, 2012 and April 10, 2012, the management teams and the legal and financial advisors of the Company and Danaher continued to negotiate the terms of the Merger Agreement, the Support Agreements and related documents, including with respect to the percentage of Shares to be covered by the Support Agreements and the circumstances under which the Support Agreements would be terminated, the terms of the Company’s covenants regarding non-solicitation of alternative proposals, the circumstances under which Danaher could terminate the Merger Agreement, and the amount of the termination fee which the Company would be obligated to pay if the Merger Agreement was terminated under certain circumstances. During that period, a number of drafts of the Merger Agreement, Support Agreements and related documents were negotiated and exchanged between the parties. Danaher and its advisors also completed confirmatory due diligence during this period.

Also during this period, representatives of Winston had numerous calls with representatives of the Principal Shareholders and their respective legal counsel to discuss issues related to the Support Agreements. Neither Danaher nor Kirkland discussed the proposed transaction or the Support Agreement directly with representatives of the Principal Shareholders.

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The Company Board held a telephonic meeting at 5:00 p.m. Eastern Daylight Time on April 9, 2012 to consider the proposed terms of the Merger Agreement. The Company Board adjourned the meeting on two separate occasions that evening so that Winston could engage in further discussions with the Principal Shareholders and their respective legal counsel, and separately with Kirkland, regarding the proposed terms of the Support Agreements.

In particular, negotiations continued over the aggregate percentage of the Shares that would be covered by, and the termination provisions of, the Support Agreements. During these negotiations, Danaher informed representatives of the Company of its position that all of the Shares owned by the Principal Shareholders should be covered by the Support Agreements. Winston & Strawn informed Kirkland that the Principal Shareholders would not under any circumstances agree that all of their Shares would be covered by the Support Agreements or that there would be any restrictions on their ability to tender their Shares or vote in favor of an alternative proposal for any period of time after the termination of the Merger Agreement. After a number of discussions among the parties with respect to these issues, Danaher informed representatives of the Company that it was prepared to proceed with the proposed transaction with the Support Agreements covering only 40% of the outstanding Shares and with the Support Agreements terminating upon a termination of the Merger Agreement (including in connection with a termination to enter into a superior proposal). Each of the Principal Shareholders indicated it was willing to accept Danaher’s final proposal.

Upon the resolution of these issues, the Company Board reconvened a meeting at 8 p.m. Eastern Daylight Time on April 9, 2012 to consider the proposed merger with Danaher. Representatives of Centerview and Winston participated in this meeting. Centerview and Winston reviewed for the Company Board the terms of Danaher’s offer including (1) a purchase price of $5.55 per share, (2) a termination fee payable under certain circumstances equal to 3.35% of the equity value of the Company, and (3) the agreement of each of the Principal Shareholders to tender a proportionate number of the Shares held by such shareholder and its affiliates in the Offer such that the number of Shares so committed to be tendered in the aggregate pursuant to three separate Support Agreements equals approximately 40% of the Company’s total outstanding Shares, which agreements would terminate upon the termination of the Merger Agreement, including by the Company in order to enter into a definitive agreement with respect to a superior proposal.

At the meeting, representatives of Winston reviewed with the Company Board the key terms and conditions of the proposed Merger Agreement and the Support Agreements. At this meeting, representatives of Centerview presented its financial analysis of Danaher’s acquisition proposal of $5.55 per Share and then delivered its oral opinion, which was subsequently confirmed in a written opinion dated April 10, 2012, that as of the date of the written opinion, based upon and subject to the various assumptions and limitations set forth in the written opinion, the $5.55 per Share consideration to be paid to holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view to such holders (other than Danaher, Purchaser and their respective affiliates). The full text of the written opinion of Centerview, dated April 10, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein in its entirety. After Centerview left the meeting, the Company Board discussed the terms and conditions of the proposed merger with Danaher. After considering, among other things, the factors described below under “The Reasons for the Recommendation”, all of the Company’s directors unanimously voted that it was advisable, substantively and procedurally fair to, and in the best interests of, the Company and its shareholders to enter into the Merger Agreement with Danaher and consummate the offer and the merger on the terms and conditions set forth therein. The Company Board unanimously resolved to approve the offer and the Merger Agreement and the other transactions contemplated thereby and authorized representatives of the Company’s senior management to execute the Merger Agreement with Danaher.

The Merger Agreement was executed by Danaher and the Company at approximately 2:30 a.m. Eastern Daylight Time on April 10, 2012. Concurrently with the execution of the Merger Agreement, Danaher and

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Purchaser entered into the Support Agreements with each of the Principal Shareholders. On April 10, 2012, before the opening of the U.S. financial markets, the Company and Danaher each issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation

In evaluating the Offer and the Merger, the Company Board consulted with the Company’s senior management, the financial advisor to the Company Board, Centerview, and the Company’s outside legal advisor, Winston. In the course of reaching its determination to approve the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and to recommend that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement, the Company Board considered the following material factors and benefits of the Offer and the Merger:

•

Premium to Market Price. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Company Board noted that the $5.55 price per Share represented a 39% premium over the closing price of the Shares on April 9, 2012 (the last trading day before the announcement of the Merger Agreement) and a premium of 22% over the average closing stock price of the Company over the ninety (90) days prior to April 5, 2012. The Company Board noted that the fifty-two week intraday high and low stock price of the Company prior to April 5, 2012 was $5.03 and $3.26, respectively.

•

Review of Strategic Alternatives. The members of the Company Board expressed their belief, after a thorough, independent review of strategic alternatives and discussions with the Company’s management and legal and financial advisors that the value offered to shareholders in the Offer and the Merger would be more favorable to the shareholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including continuing to operate the business under management’s strategic plan, pursuing acquisitions (both incremental and transformative) and secondary sales of stock.

•

Operating and Financial Condition. The Company Board considered the current and historical financial condition, results of operations and business of the Company. The Company also considered management’s strategic plan and prospects if it were to remain an independent company, including the alternative case to the Management Presentation Case provided by management at the request of the Company Board in order to permit the Company Board take into account concerns over the Company’s exposure to the commercial printing market, as a result of the continued decline of such markets in the developed economies, and the Company’s ability to achieve management’s projected growth rates, which were in excess of the Company’s historical growth rates. The Company Board evaluated management’s strategic plan, including the execution risks and uncertainties of the plan not being realized in a volatile financial environment, compared to the certainty of realizing in cash a compelling premium for the Shares in the Offer and Merger.

•

Financial Market Conditions; Historical Trading Prices. The Company Board assessed the risks related to the market for the Company’s Shares in considering whether a secondary offering or a purchase by the Company or a third party of the Shares held by the Principal Shareholders was a viable strategic alternative for facilitating an exit for the Principal Shareholders while remaining a public company, including:

•

limited public float and small capitalization as a result of the substantial ownership stake of the Principal Shareholders, which has led to volatility in the Company’s stock price and hesitation for potential larger investors to establish new positions in the stock;

•

lack of clear comparable companies, which has created uncertainty as to how the Company’s stock should trade, i.e. as an industrial technology / test and measurement company or a lower-multiple commercial graphics-related company; and

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•	limited research coverage of the Company, which has presented challenges for potential investors to support their valuation assessments of the Company.

•

Process. The Company Board, with the assistance of its management and advisors, conducted a vigorous process for the potential sale of the Company, including identifying a universe of 51 potential buyers of the Company, consisting of 28 strategic parties and 23 financial parties and ultimately contacting six strategic parties and four financial parties based on size, previous industry investment expertise, international reach, ability to recognize the value of the Company’s business and financial capability and likelihood of executing a transaction.

•

Likelihood of Completion. The Company Board considered its understanding that the Offer and the Merger would likely be completed based on, among other things, the absence of a financing condition or any condition requiring third party consents other than related to antitrust and similar foreign governmental approvals, Danaher’s representation that it had sufficient financing resources to pay the aggregate Per Share Amount and to consummate the Merger, the limited number of conditions to the Offer and the Merger and Danaher’s extensive prior experience in completing acquisitions of other companies.

•

Opinion of Centerview. The Company Board considered the oral opinion of Centerview delivered at the Company Board meeting on April 9, 2012, which was subsequently confirmed by the written opinion of Centerview, dated April 10, 2012, to the Company Board to the effect that the $5.55 per Share consideration to be paid in cash to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Danaher, Purchaser and their respective affiliates), as more fully described in the section entitled “Opinion of Centerview Partners LLC.”

•

Tender Offer Structure. The Company Board considered the fact that the transaction would be structured as a tender offer which could be completed promptly, resulting in cash consideration being delivered to the Company’s shareholders promptly, and reducing the period of uncertainty during the pendency of the transaction on shareholders, employees, customers and suppliers, with a second-step Merger in which shareholders who do not tender their Shares in the Offer would also receive $5.55 per Share.

•

Cash Consideration. The Company Board considered that the form of consideration to be paid to holders of Shares in the Offer and Merger would be cash, which would provide certainty of value and liquidity to the Company’s shareholders.

•	Terms and Conditions of the Merger Agreement. The Company Board considered the terms of the Merger Agreement, including, but not limited to:

•

the ability of the Company Board to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited superior proposal by a third party to acquire the Company prior to the completion of the Offer;

•

the ability of the Company Board to change its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee, and that upon such termination, each of the Support Agreements would terminate automatically;

•

under certain circumstances, the Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date; and

•

the definition of “Company Material Adverse Effect” in the Merger Agreement and the various exceptions and exclusions thereto and the effect thereof increased the likelihood that the Merger would be consummated.

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•

Support of Major Shareholders. The Company Board considered the fact that the Principal Shareholders, who together owned approximately 68% of the outstanding Shares as of April 9, 2012, expressed their strong support of the transaction and were willing to agree to tender in the aggregate 40% of the outstanding Shares and publicly state their intention, as of April 10, 2012, to tender all of the outstanding Shares held by the Principal Shareholders.

•

Continuity of Operations. The Company Board considered that Danaher is a strategic buyer that intends to continue operating the core businesses of the Company and the transaction is likely to preserve the Company’s relationships with its employees, customers and vendors, and to minimally impact the communities in which the Company and its subsidiaries operate.

The Company Board also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

•

No Shareholder Participation in Future Growth or Earnings. The Company’s shareholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $5.55 per Share.

•	Taxable Consideration. The gains from the transaction contemplated by the Merger Agreement would be taxable to shareholders for U.S. federal income tax purposes.

•

Termination Fee. The Company Board considered the requirement that the Company pay a termination fee of $16.6 million to Danaher may discourage other bidders from making a competing offer for the Company prior to the completion of the Offer and could impact the Company’s ability to engage in another transaction for up to 12 months following the termination of the Merger Agreement under certain circumstances.

•	Effect of Failure to Complete Transaction. The Company Board considered potential negative effects if the Merger were not consummated, including:

•	the trading price of the Company’s common stock could be adversely affected;

•	the Company would have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the Merger Agreement;

•	the Company’s business may be subject to significant disruption;

•	the market’s perception of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers and other employees would have expended considerable time and effort to consummate the transactions.

•

Interests of the Company Board and Management. The Company Board considered the possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s shareholders.

Opinion of Centerview Partners LLC.

On April 9, 2012, Centerview delivered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated April 10, 2012, that, as of the date of the written opinion, based upon and subject to the various assumptions and limitations set forth in the written opinion, the Per Share Amount to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Danaher, Purchaser and their respective affiliates).

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The full text of the written opinion of Centerview, dated April 10, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein in its entirety. Centerview provided its opinion for the information and assistance of the Company Board in connection with and for purposes of its consideration of the transaction and its opinion only addresses the fairness, from a financial point of view, as of the date of the written opinion, of the consideration to be paid to the holders of Shares (other than Danaher, Purchaser and their respective affiliates) pursuant to the Merger Agreement. Centerview’s opinion does not address any other term or aspect of the Merger Agreement or the transaction and does not constitute a recommendation to any shareholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how any such holder or any other person should vote or otherwise act with respect to the Merger or any other matter. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of such written opinion.

We encourage you to carefully read the written opinion of Centerview described above in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with such opinion.

Summary of Centerview’s Opinion.

In connection with rendering its opinion and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement;

•	the Annual Reports on Form 10-K of the Company for the years ended December 31, 2010 and 2011;

•	certain interim reports to shareholders, including Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its shareholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which Centerview refers to collectively throughout this section as the “internal data.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the internal data and the strategic rationale for the transaction. In addition, Centerview reviewed certain publicly available financial and stock market data, including valuation multiples, for the Company and compared them with those of certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of the opinion and, with the Company’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the internal data was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. Centerview expressed no opinion as to the internal data or the assumptions upon which it is based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or

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otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver, modification or amendment of any term, condition or agreement the effect of which would be in any way meaningful to its analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it did not express any opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion did not address the Company’s underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, of the Per Share Amount to be paid to the holders of the Shares (other than Danaher, Purchaser and their respective affiliates) pursuant to the Merger Agreement. Centerview was not asked to and did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the structure or form of the transaction or the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party; nor as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the transaction, whether relative to the Per Share Amount to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of the written opinion and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the written opinion.

Centerview’s opinion does not constitute a recommendation to any shareholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or how any such holder or any other person should vote or otherwise act with respect to the Merger or any other matter.

Centerview’s financial advisory services and the written opinion were provided for the information and assistance of the Company Board in connection with and for purposes of its consideration of the transaction. Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Centerview deemed to be appropriate for this type of transaction and that were reviewed with the Company Board in connection with rendering Centerview’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Centerview in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies

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and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Centerview. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 5, 2012 (the last practicable trading day prior to the date that Centerview delivered its oral opinion to the Company Board) and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Centerview reviewed the historical trading prices and volumes for the Shares for the 52-week period ended April 5, 2012 (the last practicable trading day prior to the date that Centerview delivered its oral opinion to the Company Board). This analysis indicated that the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement represented an approximately 31% premium to the closing price of the Shares on April 5, 2012 of $4.23. Centerview noted that the 52-week intraday low and the 52-week intraday high for the Shares were $3.26 and $5.03 per Share, respectively.

Selected Companies Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the test and measurement and instrumentation and industrial technology industries that Centerview, based on its experience, deemed comparable to the Company:

•	Aeroflex Holding Corp.

•	Agilent Technologies Inc.

•	Coherent, Inc.

•	FEI Company

•	FLIR Systems, Inc.

•	Mettler-Toledo International Inc.

•	Newport Corporation

•	Oxford Instruments plc

•	Spectris plc

•	Spirent Communications plc

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of analysis, may be considered similar to certain operational or financial characteristics of the Company. Centerview also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Centerview calculated and compared the financial multiples and ratios for the selected companies based on information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data), Wall Street research, and closing stock prices on April 5, 2012 (the last practicable trading day prior to the date that Centerview delivered its oral opinion to the Company Board). The multiples and ratios of the Company were calculated using the closing price of the Shares on April 5, 2012, publicly available data and the internal data for the Company. With respect to each of the selected companies, Centerview calculated enterprise value, which is generally the market value of common equity (taking into account outstanding options, warrants and other convertible securities) plus the book value of debt less cash, as a multiple of (i) actual calendar year 2011 earnings before interest, taxes, depreciation and amortization, or EBITDA (other than Oxford Instruments plc, which was for the twelve months ended September 30, 2011 because this was the most recent information available), and

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(ii) estimated calendar year 2012 EBITDA, in each case excluding one-time expenses, non-recurring charges and stock-based compensation expenses. The following table presents the results of these analyses:

Selected Companies’ Enterprise Value Multiples
Metric	Min - Max	Average	Median
Actual CY 2011 EBITDA	7.5x – 14.1x	10.1x	9.5x
Estimated CY 2012 EBITDA	7.0x – 12.9x	9.3x	9.1x

Centerview then applied an illustrative range of multiples derived from the selected companies analysis, based on its experience and the financial characteristics of the Company as compared to the financial characteristics of the selected companies, to the Company’s actual calendar year 2011 EBITDA and estimated calendar year 2012 EBITDA based on the following three sets of financial forecasts: (i) the Moderate Growth Case, as set forth in the section entitled “Certain Company Projections,” (ii) the Management Presentation Case, as set forth in the section entitled “Certain Company Projections” and (iii) the estimate of the one Wall Street analyst covering the Company. The foregoing analysis indicated the following illustrative ranges of implied value per Share:

Metric	Illustrative Multiple Range	Illustrative Range of Implied Value Per Share
Actual CY 2011 EBITDA	8.0x – 9.5x	$4.20 - $5.30
Estimated CY 2012 EBITDA
Moderate Growth Case	8.0x – 9.0x	$4.30 - $5.05
Management Presentation Case	8.0x – 9.0x	$4.55 - $5.30
Wall Street Analyst Estimate	8.0x – 9.0x	$3.95 - $4.65

Centerview compared the results of the above analysis to the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Moderate Growth Case and the Management Presentation Case for fiscal years 2012 through 2016. Centerview calculated the forecasted unleveraged free cash flows of the Company based on each of the Moderate Growth Case and the Management Presentation Case and determined a terminal value for the Company using a terminal year EBITDA multiple range of 8.0x to 10.0x, which range was generally based on the multiples derived in the selected companies analysis above. Centerview then discounted to present value the unleveraged free cash flows of the Company and the terminal value for the Company, in each case using discount rates ranging from 10.7% to 12.7% (such range was based on a weighted average cost of capital analysis). In performing this analysis, Centerview also took into account the present value of the Company’s net operating losses equal to $14 million based on the estimated utilization of the Company’s net operating losses per the Company’s management. This analysis indicated the following illustrative ranges of implied value per Share:

Case	Illustrative Range of Implied Value Per Share
Moderate Growth Case	$4.55 - $6.10
Management Presentation Case	$5.85 - $7.85

Centerview compared the results of the above analysis to the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

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Selected Precedent Transactions Analysis

Centerview analyzed certain information relating to selected transactions in the test and measurement and instrumentation and industrial technology industries that Centerview, based on its experience, deemed comparable to the Company and the transaction. These transactions were:

Target	Acquiror
Axsys Technologies, Inc.	General Dynamics Corporation
Cogent Inc.	3M Company
CVI Melles Griot	IDEX Corp.
Eagle Test Systems, Inc.	Teradyne, Inc.
EskoArtwork	Danaher Corporation
Keithley Instruments, Inc.	Danaher Corporation
Varian Inc.	Agilent Technologies Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the transaction. The companies that participated in the selected transactions are companies with certain characteristics that, for the purposes of this analysis, may be considered similar to certain of the Company’s results, business mix or product profile. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

For each of the selected transactions, based on filings and press releases made by the companies involved, Centerview calculated and compared transaction value as a multiple of last-twelve months, or LTM, EBITDA, excluding one-time expenses and non-recurring charges. This analysis indicated a minimum multiple of transaction value to LTM EBITDA of 7.6x and a maximum multiple of transaction value to LTM EBITDA of 13.8x. Centerview then applied an illustrative range of multiples, based on Centerview’s experience and the financial characteristics of the Company as compared to the financial characteristics of the other companies in the selected transactions, to comparable financial data for the Company, which indicated the following illustrative range of implied value per Share:

Metric	Illustrative Multiple Range	Illustrative Range of Implied Value Per Share
LTM EBITDA	8.9x –13.8x	$4.85 - $8.45

Centerview compared the results of the above analysis to the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Other Considerations

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Centerview believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Centerview’s opinion. In arriving at its fairness determination, Centerview considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. In its analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in the analyses is identical to the Company or the transaction, and an evaluation of the results of the analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the

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analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty. Centerview prepared the above analyses for the purpose of providing its opinion to the Company Board regarding whether, as of the date of the written opinion, the $5.55 per Share to be paid in cash to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Danaher, Purchaser and their respective affiliates). Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Centerview or any other person assumes responsibility if future results are materially different from those forecasted.

The opinion and analyses of Centerview were only one of many factors taken into consideration by the Company Board in its evaluation of the transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Per Share Amount or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Danaher and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates in a number of investment banking and merchant banking activities. In the past two years, Centerview has not provided investment banking or other services to the Company. Centerview has not in the past provided, and is not currently providing, investment banking or other services to Danaher. Centerview may provide investment banking and other services to the Company or Danaher and their respective affiliates in the future, for which Centerview may receive compensation. David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former director of the Company and a former employee of One Equity Partners, an affiliate of OEPX, LLC, the Company’s largest shareholder. While Mr. Cohen has no direct ownership in the Company, he has an economic interest in the Company through affiliates of One Equity Partners. He has no input into the decisions that OEPX, LLC makes relating to the Company.

The Company Board selected Centerview as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger. Centerview has acted as financial advisor to the Company Board in connection with, and has participated in certain of the negotiations leading to, the transaction. In consideration of Centerview’s services, the Company has agreed to pay Centerview a transaction fee which is estimated as of April 4, 2012 to be approximately $8.9 million, $1.0 million of which became payable upon delivery of Centerview’s written opinion, and the remainder of which will become payable upon the consummation of the transaction. In addition, the Company, in its sole discretion, may pay Centerview an additional fee of up to approximately $1.3 million (estimated as of April 4, 2012), payable concurrent with the payment of the transaction fee. The Company has also agreed to reimburse Centerview for certain expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of its engagement.

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Certain Company Projections.

The Company’s management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to Danaher, Purchaser, the Company Board and Centerview in consideration of the Offer and the Merger, as indicated below.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC. The financial information covers multiple years and such information by its nature becomes less reliable with each successive year.

The Company will make publicly available its actual results of operations for the quarter ended March 31, 2012 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC on or around May 10, 2012. You should review this Quarterly Report on Form 10-Q as soon as it becomes available. The Company’s filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Danaher, Purchaser or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Danaher, Purchaser or their affiliates, advisors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Danaher, Purchaser or their affiliates, advisors or representatives intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Danaher, Purchaser or their affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Danaher or Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the projections. Furthermore, none of the Company, Danaher, Purchaser or their affiliates, advisors or representatives made any representation to any other person regarding the projections.

The projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The projections do not comply with generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The summaries of the projections are not being included in this Schedule 14D-9 to influence the decision of any shareholder whether to tender Shares in the Offer, but because this information was made available by the Company to Danaher, Purchaser and Centerview, as indicated below.

Management Presentation Case.

In late January and early February 2012, our senior management and representatives of Centerview had in-person meetings and engaged in intermittent discussions with the six parties who had then expressed interest

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in exploring a strategic transaction with the Company. During that phase of due diligence, the Management Presentation Case below was provided to potential buyers, including Danaher and Purchaser, and had previously been provided to Centerview. The Management Presentation Case included the following material financial information (dollars in millions):

	Fiscal Year Ending December,						CAGR
	2011A	2012E	2013E	2014E	2015E	2016E	‘11A - ‘16E
Total Revenue	$237.6	$255.0	$278.0	$315.0	$357.0	$402.0	11.1%
Adjusted EB1TDA(1)	$63.2	$67.0	$74.5	$85.9	$95.2	$108.4	11.4%

(1)	Adjusted EBITDA is net income adjusted for depreciation, amortization, restructuring and other related charges, share-based compensation, net interest expense and write-off of deferred financing costs, currency gain (loss), income tax benefit, (gain) loss on sale of assets and other non-recurring adjustments. Management uses Adjusted EBITDA in its analysis of the Company’s underlying business and operating performance. Management also uses Adjusted EBITDA for operational planning and decision-making purposes. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

Moderate Growth Case.

At the February 29, 2012 Company Board meeting, Centerview informed the Company Board that certain of the potential buyers, including parties that had withdrawn from the sale process, had raised concerns over the Company’s exposure to the commercial printing market as a result of the continued decline of such market in developed economies, and the Company’s ability to achieve projected growth rates included in the Management Presentation Case. As a result, the Company Board instructed senior management to prepare the Moderate Growth Case, which was an alternative case to the Management Presentation Case, in order to permit the Company Board to take into consideration these concerns. The Moderate Growth Case was not presented to Danaher, Purchaser or any other potential buyer. The Moderate Growth Case was presented to the Company Board and Centerview. The Moderate Growth Case included the following material financial information (dollars in millions):

		Fiscal Year Ending December,					CAGR ‘11A -’16E
	2011A	2012E	2013E	2014E	2015E	2016E
Total Revenue	$237.6	$249.9	$264.1	$280.2	$298.4	$317.3	6.0%
Adjusted EB1TDA(1)	$63.2	$64.7	$70.1	$74.9	$80.0	$84.8	6.1%

(1)	Adjusted EBITDA is net income adjusted for depreciation, amortization, restructuring and other related charges, share-based compensation, net interest expense and write-off of deferred financing costs, currency gain (loss), income tax benefit, (gain) loss on sale of assets and other non-recurring adjustments. Management uses Adjusted EBITDA in its analysis of the Company’s underlying business and operating performance. Management also uses Adjusted EBITDA for operational planning and decision-making purposes. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

Shareholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Intent to Tender.

As discussed in Item 3 above, each of X-Rite’s Principal Shareholders, OEPX, Sagard and Tinicum, entered into a Support Agreement pursuant to which they have agreed to tender the Covered Shares in the Offer, subject to the terms of such Support Agreements. Each of the Principal Shareholders has further stated its intent to tender in the Offer all of the remaining Shares held by such shareholder and its affiliates, which together with the Covered Shares, represents an aggregate of approximately 68% of the total outstanding Shares.

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To X-Rite’s knowledge, after making reasonable inquiry, all of X-Rite’s executive officers and directors intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to the letter agreement, dated as of November 7, 2011, by and between X-Rite and Centerview, X-Rite retained Centerview as its financial advisor, including to undertake a study to enable Centerview to provide an opinion to the Company Board as to the fairness from a financial point of view of the Per Share Amount to be paid to the holders (other than Danaher, Purchaser and their respective affiliates) of the Shares pursuant to the Merger Agreement. The discussion pertaining to the retention of Centerview by X-Rite in Item 4 (“The Solicitation or Recommendation — Opinion of Centerview Partners LLC”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither X-Rite nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to X-Rite’s shareholders on its behalf in connection with the Offer or the transactions contemplated thereby.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares during the past 60 days have been effected by X-Rite or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries of X-Rite.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Thomas J. Vacchiano, Jr.	3/15/2012	59,767	$0	Grant of Restricted Stock Unit
Thomas J. Vacchiano, Jr.	3/15/2012	224,126	$0	Grant of Stock Option
Rajesh K. Shah	3/15/2012	21,190	$0	Grant of Restricted Stock Unit
Rajesh K. Shah	3/15/2012	79,463	$0	Grant of Stock Option
Francis Lamy	3/15/2012	21,489	$0	Grant of Restricted Stock Unit
Francis Lamy	3/15/2012	80,585	$0	Grant of Stock Option
Francis Lamy	3/15/2012	81,427	$0	Vesting of Restricted Stock Units(a)
Vijender Stalam	3/15/2012	20,375	$0	Grant of Restricted Stock Unit
Vijender Stalam	3/15/2012	76,407	$0	Grant of Stock Option

(a)	As part of grant on October 30, 2008, 90,475 non-derivative performance based restricted stock units were granted under the X-Rite, Incorporated 2008 Omnibus Long Term Incentive Plan and certain performance conditions were satisfied and underlying Shares were eligible for issuance and release on March 15, 2012. Similar performance conditions were satisfied for our U.S.-based executive officers on March 15, 2012 with respect to performance-based restricted stock awards, but because such Shares had previously been issued, no transaction in Shares resulted on March 15, 2012 with respect to these awards, other than a lapse of restrictions.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), X-Rite is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, the securities of X-Rite, any of its subsidiaries or any other person;

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•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving X-Rite or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of X-Rite or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, indebtedness or capitalization of X-Rite.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Anti-Takeover Statutes and Provisions.

As a Michigan corporation, X-Rite is subject to Section 780 of the MBCA. Under Section 780, certain “business combinations” between a Michigan corporation and an “interested shareholder” are prohibited unless certain actions are taken by the corporation’s board of directors and shareholders. In addition to any other vote required under Michigan law or under the corporation’s Articles of Incorporation, under Section 780, the following actions are required for a corporation to enter into a business combination with an interested shareholder:

•	the board must provide an advisory statement with respect to the transaction; and

•

(i) Ninety percent (90%) of the votes of each class entitled to cast a vote, and (ii) two-thirds of the votes each class entitled to be cast, other than the voting shares beneficially owned by the interested shareholder or any affiliate or associate of an interested shareholder, must vote in favor of such interested transaction.

However, if a business combination involves a specific shareholder, a corporation’s board of directors of a Michigan corporation may exempt such a business combination from the requirements of Section 780. To do so, the board must pass a resolution electing exempt such transaction from Section 780’s requirements prior to the time the interested shareholder obtained status as an interested shareholder.

The term “business combination” is defined generally to include (i) mergers or consolidations between a Michigan corporation and an “interested shareholder;” (ii) transactions with an “interested shareholder” involving the assets or stock of the corporation or its subsidiaries that have a value (measured at the time of the transaction) with an aggregate book value as of the end of the corporation’s most recently ended fiscal quarter of 10% or more of its net worth; (iii) the issuance or transfer to an interested shareholder by the corporation or its subsidiaries in one or a series of transaction any equity securities of the corporation or its subsidiaries which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the corporation, except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all shareholders and any reclassification of securities; or (iv) recapitalization of the corporation, or any merger or consolidation that has the effect of increasing by 5% or more the proportionate amount of the outstanding shares of any class of equity securities of the corporation or any subsidiary. The term “interested shareholder” is defined generally as a shareholder who, together with affiliates and associates, owns or beneficially owns 10% or more of a Michigan corporation’s outstanding voting stock.

Through resolutions passed prior to the execution of the Merger Agreement, the Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the restrictions on business combinations contained in Section 780 of the MBCA. Such action was effective as of April 9, 2011.

X-Rite conducts business in a number of states which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, X-Rite and Danaher will, and are required by the Merger Agreement to,

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take all action necessary to render such statute inapplicable to the Merger and the transactions contemplated thereby. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. Further, holders of Shares do not have dissenters’ rights or rights to appraisal in connection with the Merger. Under Section 762 of the MBCA, shareholders do not have the right to dissent or appraisal rights (i) as to shares listed on a national securities exchange or designated as a national markets system security on an interdealer quotation system by the national association of securities dealers or (ii) in a merger in which shareholders receive cash.

Antitrust Compliance.

U.S. Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have expired or have otherwise terminated. These requirements apply to Danaher’s and Purchaser’s acquisition of the Shares in the Offer.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares in the Offer may be consummated following the expiration of a 15 calendar day waiting period following the receipt of Danaher’s Notification and Report Form for Certain Mergers and Acquisitions (“HSR Form”) by the FTC and the Antitrust Division. The waiting period will not expire on the 15th calendar day if Danaher voluntarily withdraws its initial HSR Form as a prelude to re-filing, or Danaher receives a request for additional information or documentary material from the FTC or the Antitrust Division, or the FTC grants early termination of the waiting period. X-Rite expects to file its HSR Form on or about April 20, 2012.

The HSR waiting period is expected to expire or be terminated prior to the initial expiration date of the Offer unless it is extended by a request for additional information or documentary material from the FTC or the Antitrust Division concerning the Offer, or unless Danaher withdraws its initial HSR Form. If, within the initial 15 calendar day waiting period, the FTC or the Antitrust Division issues a request for additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date that Danaher certifies that it has substantially complied with that request, unless otherwise extended by court order or with Danaher’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, seeking the divestiture of the Shares purchased in the Offer or seeking the divestiture of substantial assets of Danaher, X-Rite and their subsidiaries and affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Foreign Antitrust & Competition Law Clearances.

X-Rite conducts business in many foreign countries, including Austria and Germany. In connection with the purchase of the Shares in the Offer, the laws of certain of these foreign countries require Danaher, X-Rite and their subsidiaries and affiliates to make filings and provide information and documents to, and obtain the

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approval of, governmental authorities. Danaher intends to make such filings with the governmental authorities in Austria and Germany, and may make such filings with additional foreign jurisdictions. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares in the Offer and the Merger, or seek the divestiture of Shares acquired by Danaher and Purchaser or the divestiture of substantial assets of X-Rite, Danaher, and their subsidiaries and affiliates. There can be no assurance that Danaher and Purchaser will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the Offer, or, if such a challenge is made, the result of that challenge.

Top-Up Option.

Subject to the terms of the Merger Agreement, X-Rite has granted to Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from X-Rite an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Danaher, Purchaser and their respective subsidiaries at the time of such exercise, shall constitute one share more than 90% of the total Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares).

The Top-Up Option is not exercisable unless, immediately after such exercise, Danaher, Purchaser and their respective affiliates would hold, in the aggregate, at least 90% of the then-outstanding Shares. The number of Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Shares that X-Rite is authorized to issue under its Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option.

The Top-Up Option may be exercised by Purchaser, in whole or in part, (i) after Purchaser accepts Shares validly tendered and not withdrawn pursuant to the Offer, in exchange for payment (such time of acceptance, “Acceptance Time”) and (ii) prior to the earlier to occur: (x) the filing and acceptance of the certificate of merger or (y) the termination of the Merger Agreement in accordance with its terms. No exercise of the Top-Up Option shall be effective prior to the Acceptance Time. The aggregate purchase price payable for the Shares being purchased by Danaher or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Per Share Amount. Such purchase price may be paid by Danaher or Purchaser, at its election, by delivery of either cash for the full purchase price of the Top-Up Option Shares or cash in an amount equal to at least the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to such full purchase price. Any such promissory note (a) shall be full recourse against Danaher and Purchaser, (ii) shall bear interest at the rate equal to the prime lending rate prevailing from time to time during such periods as published in the Wall Street Journal, (ii) shall mature on the first anniversary of the date of execution and delivery of such promissory note, (iii) may be prepaid, in whole or in part, without premium or penalty, and (iv) shall have no other material terms. The Top-Up Option is intended to expedite the timing of the Effective Time by permitting Danaher and Purchaser to effect a “short-form” merger pursuant to applicable Michigan law at a time when the approval of the Merger at a meeting of X-Rite’s shareholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as is required to complete the Merger. The Company shall cause to be issued to Purchaser a certificate representing the Top-Up Shares (as defined in the Merger Agreement) or, if the Company does not then have certificated Shares, the applicable number of book-entry Shares. Such certificates or book-entry Shares may include any legends that are required by Federal or state securities laws.

Golden Parachute Payments.

Pursuant to Item 402(t) of Regulation S-K, X-Rite is required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in Item 3 of this Schedule 14D-9 and is incorporated herein by reference.

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Short -Form Merger.

Section 711 of the MBCA provides that, if a corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other shareholders of the subsidiary. If Danaher, Purchaser and their respective affiliates acquire at least 90% of the outstanding Shares, Danaher, Purchaser and X-Rite shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained in accordance with Section 711 of the MBCA, without a meeting of the shareholders of the Company.

Annual Report on Form 10 -K.

For additional information regarding the business and the financial results of X-Rite, please see X-Rite’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference except to the extent modified hereby and any amendments thereto when available.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to X-Rite’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of X-Rite, Danaher and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions contemplated by the Merger Agreement on X-Rite’s business and the fact that the announcement and pendency of such transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of X-Rite, including X-Rite’s product development programs, clinical trials and results; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in X-Rite’s public filings with the SEC from time to time, including X-Rite’s most recent Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. X-Rite expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

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Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated April 17, 2012 (incorporated herein by reference to Exhibit(a)(1)(A) to the Schedule TO, filed by Danaher Corporation and Termessos Acquisition Corp. with the SEC on April 17, 2012).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO, filed by Danaher Corporation and Termessos Acquisition Corp. with the SEC on April 17, 2012).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by Danaher Corporation and Termessos Acquisition Corp. with the SEC on April 17, 2012).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO, filed by Danaher Corporation and Termessos Acquisition Corp. with the SEC on April 17, 2012).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO, filed by Danaher Corporation and Termessos Acquisition Corp. with the SEC on April 17, 2012).

(a)(1)(F)	Press Release issued by Danaher Corporation on April 10, 2012 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Danaher Corporation and Termessos Acquisition Corp., filed with the SEC on April 17, 2012).

(a)(1)(G)	Summary Advertisement published in The New York Times on April 17, 2012 (incorporated herein by reference to Exhibit(a)(1)(G) to the Schedule TO, filed by Danaher Corporation and Termessos Acquisition Corp. with the SEC on April 17, 2012).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex I).

(a)(1)(I)	Press Release issued by X-Rite, Incorporated on April 10, 2012 (incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on April 11, 2012).

(a)(5)(1)	Opinion of Centerview Partners LLC, dated April 10, 2012 (attached as Annex II).

(e)(1)	Agreement and Plan of Merger, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and X-Rite, Incorporated (incorporated herein by reference to Exhibit 2.1 to X-Rite, Incorporated’s Current Report on Form 8-K dated April 11, 2012).

(e)(2)	Confidentiality Agreement, dated January 29, 2012, between X-Rite, Incorporated and Danaher Corporation (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of Danaher Corporation and Termessos Acquisition Corp., filed with the SEC on April 17, 2012).

(e)(3)	X-Rite, Incorporated Change in Control Plan for Senior Executives dated April 1, 2007 (incorporated herein by reference to Exhibit 10.1 to X-Rite, Incorporated’s Current Report on Form 8-K filed with the SEC on April 5, 2007).

(e)(4)	X-Rite, Incorporated 2008 Omnibus Long Term Incentive Plan on October 28, 2008 (incorporated herein by reference to Annex D of Schedule 14A filed by X-Rite, Incorporated on September 26, 2008).

(e)(5)	Amendment 1 to X-Rite, Incorporated 2008 Omnibus Long Term Incentive Plan (incorporated herein by reference to exhibit 10.1 of the Form 10-Q filed by X-Rite, Incorporated on November 10, 2011).

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Exhibit Number	Description

(e)(6)	X-Rite, Incorporated 2011 Omnibus Long Term Incentive Plan (incorporated herein by reference to Annex A of Schedule 14A filed by X-Rite, Incorporated on April 5, 2011).

(e)(7)	Amendment 1 to X-Rite, Incorporated 2011 Omnibus Long Term Incentive Plan (incorporated herein by reference to exhibit 10.2 of the Form 10-Q filed by X-Rite, Incorporated on November 10, 2011).

(e)(8)	Form of Indemnification Agreement, entered into X-Rite, Incorporated’s directors and executive officers.

(e)(9)	Tender and Support Agreement, dated April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and Sagard Capital Partners, L.P. (incorporated herein by reference to Exhibit 99.1 to X-Rite, Incorporated’s Current Report on Form 8-K filed with the SEC on April 11, 2012).

(e)(10)	Tender and Support Agreement, dated April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated herein by reference to Exhibit 99.2 to X-Rite, Incorporated’s Current Report on Form 8-K filed with the SEC on April 11, 2012).

(e)(11)	Tender and Support Agreement, dated April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and OEPX, LLC (incorporated herein by reference to Exhibit 99.1 to X-Rite, Incorporated’s Current Report on Form 8-K filed with the SEC on April 11, 2012).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

X-RITE, INCORPORATED

By:	/s/ Rajesh K. Shah
Name:	Rajesh K. Shah
Title:	Executive Vice President and Chief Financial Officer
Dated:	April 17, 2012

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Annex I

X-RITE, INCORPORATED

4300 44th STREET, S.E.

GRAND RAPIDS, MICHIGAN 49512

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

X-Rite, Incorporated, a Michigan Corporation (the “Company,” “X-Rite,” “we” or “us”) is mailing this Information Statement on or about April 18, 2012 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.10 per share, of the Company (the “Shares,” each a “Share” and the holders of such Shares, the “Shareholders”).

This Schedule 14D-9 relates to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $5.55 per Share (the “Per Share Amount”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 17, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board” or “Company Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of April 10, 2012 (the “Merger Agreement”), by and among Purchaser, Danaher and the Company.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the Shareholders of the Company. Each Share has one vote. As of April 10, 2012, there were a total of 150,000,000 authorized Shares under X-Rite’s Articles of Incorporation, 86,281,412 Shares issued and outstanding and 12,305,286 Shares reserved for issuance upon exercise of Company options, or pursuant to Company stock plans and other contractual commitments.

BACKGROUND INFORMATION

On April 10, 2012, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into X-Rite upon the terms and conditions set forth in the Merger Agreement (the “Merger”). As a result of the Merger, each outstanding Share (other than Shares owned directly or indirectly by Danaher or Purchaser), will be converted into the right to receive the Per Share Amount, net to the seller in cash, without interest, less any applicable withholding taxes. Following the effective time of the Merger (the “Effective Time”), X-Rite will continue as a wholly-owned subsidiary of Danaher (after the Effective Time, X-Rite is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 11, 2012, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex I, which was filed by the Company with the SEC on April 17, 2012 and which is being mailed to Shareholders of the Company along with this Information Statement.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, after the consummation of the Offer, Danaher will be entitled to elect or designate to serve on the Company Board the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Danaher or its affiliates (including Shares which are accepted for payment pursuant to the Offer, but excluding Shares held by X-Rite or any of its subsidiaries) bears to the total number of Shares then outstanding. X-Rite has agreed to take all actions necessary, including promptly increasing the size of the Company Board or exercising its best efforts to secure the resignations of such number of directors as is necessary to enable Danaher’s designees to be elected to the Company Board in accordance with the terms of the Merger Agreement. From and after the consummation of the Offer, X-Rite must also cause the individuals designated by Danaher to constitute the number of members (rounded up to the next whole number), as permitted by applicable law, on (i) each committee of the Company Board and (ii) each board of directors of each of X-Rite’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Danaher represent on the Company Board.

In the event that Danaher’s directors are elected or designated to the Company Board, the Merger Agreement provides that until the Effective Time, X-Rite will cause the Company Board to maintain two directors who were directors on the date of the Merger Agreement who are neither officers of X-Rite nor designees, shareholders, affiliates or associates (within the meaning of the Federal securities laws) of Danaher (the “Independent Directors”).

After Danaher’s designees are elected or appointed to the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required for X-Rite to:

•	amend or terminate the Merger Agreement;

•	exercise or waive any of X-Rite’s rights or remedies under the Merger Agreement;

•	extend the time for performance of Danaher’s or Purchaser’s obligations under the Merger Agreement;

•	take any other action by X-Rite in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Company Board; or

•

approve any other action by X-Rite which could adversely affect the interests of X-Rite’s shareholders (other than Danaher or Purchaser) with respect to the Merger Agreement and the transactions contemplated thereby.

The Independent Directors will have the authority to (i) retain such counsel (which may include the current counsel to X-Rite) at the reasonable expense of X-Rite as determined by the Independent Directors for the purpose of fulfilling their obligations under the Merger Agreement and (ii) institute any action on behalf of X-Rite to enforce performance of the Merger Agreement.

Information with Respect to Designees

Purchaser has informed the Company that promptly following its payment for Shares pursuant to Offer, Purchaser will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Company Board by requesting that the Company provide it with the maximum representation on the Company Board to which it is entitled under the Merger Agreement. Purchaser has informed the Company that it will choose its designees to the Board of Directors from among the persons identified below. In the event that additional designees of Purchaser are required in order to constitute a majority of the Company Board, such additional designees will be selected by Purchaser from among the directors and executive officers of Danaher and Purchaser contained in Schedule I to the Offer to Purchase, which is incorporated herein by reference. The following table sets forth, with respect to each individual who may be designated by Purchaser as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Purchaser has advised the Company that each of the persons who may be designated by Purchaser to act as a director of the Company has consented to so act if designated by Purchaser as a director of the Company. The business address of each person is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.

Name	Age	Present Occupation and Five-Year Employment History
Daniel L. Comas	48	Mr. Comas has served as Executive Vice President and Chief Financial Officer of Danaher since April 2005. Mr. Comas has served as President of Purchaser since it was formed in February 2011, and also serves as a director of Purchaser.

James H. Ditkoff	64	Mr. Ditkoff has served as Senior Vice President—Finance and Tax of Danaher since December 2002.

Jonathan P. Graham	51	Mr. Graham joined Danaher as Senior Vice President—General Counsel in July 2006. Prior to joining Danaher, Mr. Graham served as Vice President, Litigation and Legal Policy for General Electric Corporation, a diversified industrial company, from October 2004 until June 2006.

Robert S. Lutz	54	Mr. Lutz served as Vice President—Chief Accounting Officer of Danaher from March 2003 to February 2010 and was appointed Senior Vice President—Chief Accounting Officer in February 2010. Mr. Lutz has served as Vice President, Treasurer and Secretary of Purchaser since it was formed in February 2011, and also serves as a director of Purchaser.

Daniel A. Raskas	45	Mr. Raskas joined Danaher as Vice President—Corporate Development in November 2004 and was appointed Senior Vice President—Corporate Development in February 2010. Mr. Raskas has served as Vice President of Purchaser since it was formed in February 2011.

Purchaser has advised the Company that, to the best of its knowledge, none of Purchaser’s designees to the Company Board has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (c) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (d) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Unless otherwise indicated above, all of Purchaser’s designees are citizens of the United States, and none is related to any other nominee or to any executive officer of the Company.

Purchaser has advised the Company that, to the best of its knowledge, none of its designees to the Company Board (i) is currently a director of, or holds any position with, the Company or any of its subsidiaries or (ii) beneficially owns any securities (or rights to acquire any securities) of the Company. Purchaser has advised the Company that, to the best of its knowledge, none of its designees or any of his or her affiliates (a) has a familial relationship with any directors or executive officers of the Company or any of its subsidiaries or (b) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Company Board. It is not currently known which of the current directors of the Company, if any, will resign. To the extent the Company Board will consist of persons who are not nominees of Purchaser’s, the Company Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CURRENT COMPANY DIRECTORS AND EXECUTIVE OFFICERS

The following lists the names, ages and experience of the current X-Rite directors and executive officers:

Gideon Argov (55) is President and Chief Executive Officer of Entegris, a materials integrity management company serving high technology industries. Mr. Argov became President and Chief Executive Officer of Entegris immediately after its merger with Mykrolis on August 5, 2005. He had served as Chief Executive Officer of Mykrolis since November 2004. Prior to joining Mykrolis, Mr. Argov was a special limited partner of Parthenon Capital, a Boston-based private equity firm, since 2001. Mr. Argov has served on the Company Board since 2006 when it acquired Amazys (the “Amazys transaction”). Prior to that, Mr. Argov served on Amazys’ Board of Directors since 1997. Mr. Argov currently serves on the Board of Directors of Interline Brands, Inc. Mr. Argov’s experience as the Chief Executive Officer of Entegris provides the Board with the unique experience of providing products to high technology enterprises around the world. Mr. Argov also has an understanding of the color industry and the historical evolution of the markets that X-Rite operates in due to his long service on the board of Amazys prior to its acquisition by X-Rite in 2006. Mr. Argov has served as a director of the Company since 2006.

Bradley J. Coppens (30) is a Managing Director of OEP Holding Corporation. Prior to joining OEP Holding Corporation in 2006, Mr. Coppens worked in the investment banking division of JPMorgan Chase & Co. in the mergers and acquisitions department. He currently serves on the boards of directors of Systagenix Wound Management, a worldwide leader in the advanced wound care market, and Portal de Documentos, a Brazilian IT Services Business. Mr. Coppens has broad knowledge of capital markets, finance and accounting issues and has assisted directors and management teams in a variety of situations including capital raising, corporate restructuring and strategic planning activities. Mr. Coppens received his B.B.A. in accounting and finance from the Ross School of Business at the University of Michigan. Mr. Coppens’ nomination to serve on the Company Board was at the request of OEPX, LLC under the terms of the recapitalization of the Company in October 2008. Mr. Coppens has served as a director of the Company since 2010.

David A. Eckert (57) is a business consultant and has led a series of companies providing products and services to businesses worldwide. In 2010, Mr. Eckert served as the Chief Executive Officer and a member of the Board of Directors of Safety-Kleen Systems, Inc., an environmental solutions company. Prior to that, he served as President, Chief Executive Officer and a member of the Board of Directors of Iron Age Corporation from 2003 to 2007; Senior Executive Vice President for Kessler Financial Services, L.P; President, Chief Operating Officer and a member of the Board of Directors of Clean Harbors, Inc. from 1996 to 1998; and Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Smith Valve Corporation from 1991 to 1996. Since August 2011, Mr. Eckert has served as the Interim Chief Executive Education Officer of the Kellogg School of Management. He also served as Chair of the Advisory Board of Northwestern University’s McCormick School of Engineering and Applied Science from 2005 to 2011. Mr. Eckert’s 30 years of experience as a Director, Chief Executive Officer, senior executive and management consultant across a wide range of industries provides the Board with a significant understanding of strategic and operational challenges. Mr. Eckert’s original nomination to serve on the Company Board was at the request of OEPX, LLC under the terms of the recapitalization of the Company in October 2008. Mr. Eckert has served as director since 2008.

Colin M. Farmer (38) is a Managing Director of OEP Holding Corporation. Prior to joining OEP Holding Corporation in October 2006, Mr. Farmer spent eight years at Harvest Partners, a middle-market private equity firm. He currently serves on the Board of Directors of NCO Group, Inc., a provider of accounts receivable management and related services. Mr. Farmer’s extensive knowledge of capital markets, finance and accounting is helpful to the Board’s consideration of financial matters. He works closely with management on capital markets activities and corporate and tax structuring initiatives. Mr. Farmer’s original nomination to serve on the Board was at the request of OEPX, LLC under the terms of the recapitalization of the Company Board in October 2008. Mr. Farmer has served as a director of the Company since 2008.

L. Peter Frieder (69) is the President and Chief Executive Officer of Gentex Corporation, a designer, developer and manufacturer of integrated life support systems. He has held that position for more than five years. Mr Frieder recently retired as Senior V.P. and advisor to the Chairman of ESSILOR International, which designs, manufactures and distributes corrective lenses worldwide and as a consultant to their Disruptive Technologies Team. Mr. Frieder’s experience leading an organization with ongoing research and development, engineering and manufacturing operations is particularly important to the Company Board’s discussions related to the strategy of the Company. Mr. Frieder has served as a director of the Company since 2003.

Daniel M. Friedberg (50) has been President and Chief Executive Officer of Sagard Capital Partners Management Corporation, the investment manager of Sagard, since its founding in 2005. Since 2005, he has also been a Vice President and Officer of Power Corporation of Canada, a diversified international management and holding company. Prior to that, he was a Partner at Bain & Company. Mr. Friedberg joined Bain & Company in 1987 in the London office, and was a founder of the Toronto office in 1989 and the New York office in 2000. Mr. Friedberg’s extensive experience in strategic and operational consulting in both private and public companies is a valuable asset to the Company Board. Mr. Friedberg’s original nomination to serve on the Company Board was at the request of Sagard Capital Partners, L.P. under the terms of the recapitalization of the Company in October 2008. Mr. Friedberg has served as a director of the Company since 2008.

John E. Utley (71) is a general business consultant. He retired in 1999 as Acting Deputy President of Lucas Varity Automotive. Lucas Varity was headquartered in London, England before being sold to TRW, Inc. Prior to that, he served in several senior management positions for more than five years, including Senior Vice President Strategic Marketing for Varity Corporation, and served as Chairman of the Board of both Kelsey Hayes Co. and Walbro Corporation. Prior to the purchase of Kelsey Hayes by Varity Corporation. Mr. Utley served as President and Chief Operating Officer, Kelsey Hayes Co. Mr. Utley has served as the Chairman of the Company Board of X-Rite since 2003. Mr. Utley’s extensive executive experience, his background in global marketing, and history with the Company are valued by the Company Board.

Thomas J. Vacchiano, Jr. (60) is the President and Chief Executive Officer of the Company and has held that position since October 1, 2006. He joined X-Rite as its President in July 2006 as part of the Amazys Holding AG (“Amazys”) acquisition. Prior to the Amazys acquisition, he served as Amazys’ President and Chief Executive Officer. Amazys was a color technology company headquartered in Switzerland and was publicly traded on the Swiss Stock Exchange. Mr. Vacchiano’s day-to-day leadership as Chief Executive Officer of X-Rite provides the Company Board with an intimate view of the Company’s challenges, opportunities, and operations. Mr. Vacchiano has served as a director of the Company since 2006.

Mark D. Weishaar (54) is Chief Executive Officer and President of Sturgis Molded Products, a custom injection molding company headquartered in Michigan, and has held that position since 1997. Mr. Weishaar is a certified public accountant and served as a Partner and Member of the Board of Directors of BDO Seidman, LLP where he worked for 15 years in various capacities. Mr. Weishaar is a financial expert with extensive knowledge of financial and accounting issues, which is valued in his role chairing the Audit Committee. Mr. Weishaar has served as a director of the Company since 2003.

The following lists the names, ages, and positions of all of the Company’s executive officers:

Thomas J. Vacchiano, Jr. (59) is the President and Chief Executive Officer of the Company and has held that position since October 1, 2006. Mr. Vacchiano also serves as a director of the Company. He joined X-Rite as its President in July 2006 as part of the Amazys acquisition. Prior to the Amazys acquisition, he served as Amazys’ President and Chief Executive Officer. Amazys was a color technology company headquartered in Switzerland and was publicly traded on the Swiss Stock Exchange.

Rajesh K. Shah (60) is the Executive Vice President, Chief Financial Officer and Secretary of the Company and has held that position since October 2009. Prior to joining X-Rite, Mr. Shah served as Executive

Vice President and Chief Financial Officer of Cadence Innovation, LLC, a global manufacturer of automotive interior systems from 2007 to March 2009. Prior to his service at Cadence Innovation, Mr. Shah was Executive Vice President and Chief Financial Officer of Remy International, Inc., a manufacturer of automotive and commercial products from 2002 to 2006.

Francis Lamy (53) is the Executive Vice President and Chief Technology Officer of the Company and has held that position since July 2006, when he joined the Company in connection with its acquisition of Amazys. Prior to joining X-Rite, Mr. Lamy served as the Executive Vice President and Chief Technology Officer of GretagMacbeth AG, the primary subsidiary of Amazys, since 1999.

Vijender Stalam (57) is the Senior Vice President of Sales & Marketing and joined the Company in December 2011. From 2009 to 2011, he served as Vice President, Commercial Sales (Americas Region) of Eastman Kodak Company (Kodak). From 2007 to 2009, Mr. Stalam held the position of Vice President, Global Strategic Accounts and Channels of Kodak. Prior to that, Mr. Stalam held a number of key positions over his 20 year career at Kodak including Vice President, Packaging, Commercial & Publishing Segments; Chief Marketing & Business Development Officer; Vice President Kodak Polychrome Graphics.

COMPANY BOARD OF DIRECTORS AND

CORPORATE GOVERNANCE INFORMATION

Current Company Board Leadership Structure

The current non-executive Chairman of the Company Board is John E. Utley. Under his leadership, the Company Board oversees, counsels, and directs management in the long-term interests of the Company and its shareholders. The Company Board believes that its current leadership structure with a separate Chief Executive Officer and independent Board Chairman ensures the effective, independent oversight of management on behalf of the Company’s shareholders and allows the Chief Executive Officer to focus on the execution of the Company’s day-to-day business, strategy and growth. The Company Board’s responsibilities include:

•	Oversight of the conduct of the business and assessment of business risks;

•	Selection and evaluation of the performance of the Chief Executive Officer and other senior executives; and

•	Oversight of the process for maintaining the integrity of the Company’s financial statements and other public disclosures, and compliance with laws and ethics.

The Company Board has adopted a charter for each of the three standing committees that addresses the composition and functioning of the committees. The Company Board has also adopted an Ethical Conduct Policy that applies to all of its employees, officers and Directors and a Code of Ethics for senior executive officers. The Company will disclose amendments to, or waivers from, provisions of its code of ethics, if any, that apply to the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer by posting such information on the Company’s website. The Code of Ethics, committee charters, and Ethical Conduct Policy may be viewed on the Company’s Internet page at http://ir.xrite.com under Corporate Governance and are also available in print by writing to the Company’s Corporate Secretary at X-Rite, Incorporated, 4300 44th Street, S.E., Grand Rapids, Michigan 49512.

The Company Board and its committees met throughout the year, and acted by written consent from time to time as appropriate. Company Board members are expected to make a reasonable effort to attend all meetings of the Company Board and all applicable committee meetings. All members of the Company Board attended the 2011 Annual Meeting of Shareholders. During fiscal 2011, the Company Board held six meetings. During fiscal 2011, each director attended at least 75 percent of the aggregate of the number of meetings of the Company Board plus the total number of meetings of all committees on which such director served.

The Company Board endeavors to schedule at least two Company Board meeting per year at key worksite locations. For example, in fiscal 2011, the Company Board held meetings in Grand Rapids, Michigan at the Company’s global headquarters, and in Carlstadt, New Jersey, the Company’s Pantone subsidiary. The Company believes that it is important that the Company Board engage in both formal and informal discussions with members of senior management throughout the organization, as well as with various employee populations on a regular basis.

In accordance with NASDAQ rules, the Company’s non-employee directors meet regularly in executive sessions of the Company Board without management present.

The table below shows current membership for each of the standing Company Board committees:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Mark D. Weishaar*	Gideon Argov*	L. Peter Frieder*
Colin M. Farmer	Bradley J. Coppens	David A. Eckert
Daniel M. Friedberg	Daniel M. Friedberg	Daniel M. Friedberg
John E. Utley	Mark D. Weishaar	John E. Utley, ex-officio
John E. Utley, ex-officio

*	Committee Chairman

Below is a description of each standing committee of the Company Board. Each committee has the authority to engage legal counsel or other advisors or consultants as it deems appropriate to carry out its responsibilities.

Audit Committee

The primary purpose of the audit committee (“Audit Committee”) is to assist the Company Board in its general oversight responsibilities for management’s conducting of the Company’s accounting and financial reporting processes; financial risk assessment; internal controls for finance, accounting, legal compliance and ethics; and audit functions. In addition, the Audit Committee is responsible for the appointment, retention, compensation, and oversight of the work of the Company’s independent public accounting firm. The Company’s management is responsible for preparing the Company’s financial statements, and the independent auditors are responsible for auditing the Company’s financial statements. The Audit Committee’s role is one of oversight and does not provide any expert assurance or certification as to the Company’s financial statements or the work of the independent auditors. The Audit Committee’s specific responsibilities are delineated in the Audit Committee Charter. The Audit Committee charter can be viewed on the Company’s website. The Company Board has determined that each Audit Committee member is financially literate and that Mark D. Weishaar is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K. Each member of the Audit Committee is “independent” for purposes of NASDAQ listing standards and Section 10A(m)(3) of the Exchange Act. During 2011, the Audit Committee held four meetings. For a further description of the Audit Committee’s responsibility and findings, see “Audit Committee Report.”

Compensation Committee

The primary function of the compensation committee (the “Compensation Committee”) is to assist the Company Board in matters relating to compensation as may be appropriately delegated to it by the Company Board. The Compensation Committee has a role in helping the Company Board ensure a clear relationship between total compensation, organization performance, and returns to shareholders. This is based on the Company Board’s belief that total compensation programs, properly aligned with economic value creation and the values and goals of the Company are essential tools in the delivery of sustainable value to shareholders. The Compensation Committee has authority for reviewing and determining salaries, performance-based incentives, and other matters related to the compensation of the Company’s executive officers, and administering the Company’s equity plans, including the granting of equity awards. The Compensation Committee also reviews and determines various other compensation policies and matters, including making recommendations to the Company Board and to management related to employee compensation and benefit plans. The Compensation Committee engaged Meridian Compensation Partners, LLC, a consulting firm experienced in all aspects of executive compensation analysis and design, to assist with its executive compensation analysis in fiscal year 2011. Meridian performs no other services for the Company. All of the members of the Compensation Committee are independent, non-employee directors of the Company. During 2011, the Compensation Committee held five meetings.

Nominating and Governance Committee

The primary function of the Nominating and Governance Committee (the “NGC”) is to assist the Company Board by recommending qualifications and standards to serve as a director of the Company, identifying individuals qualified to become directors of the Company, and developing and evaluating corporate governance standards and policies for the Company. The NGC also reviews and evaluates the Chief Executive Officer’s performance and advises the Company’s Compensation Committee on its findings. The NGC’s responsibility for determining director qualifications is discussed in greater detail under “Director Selection Criteria and Review of Director Nominees.” The NGC is composed entirely of independent, non-employee directors, and held four meetings in 2011.

The NGC reviews annually with the Company Board the composition of the Company Board as a whole and recommends, if necessary, measures to be taken so that the members of the Company Board reflect the appropriate balance of knowledge, experience, skills, expertise and diversity necessary to maximize the Company Board’s ability to manage and direct the affairs and business of the Company. Although the NGC does not have a formal policy with respect to diversity, the NGC charter requires that the NGC considers diversity as one of a number of factors in identifying director nominees. The NGC views diversity broadly to include diversity of experience, skills and viewpoint as well as traditional concepts of diversity such as race and gender. The NGC seeks candidates with diverse viewpoints and backgrounds and who have substantial experience in and understanding of domestic and international operations, technology, marketing, finance, accounting and other disciplines relevant to the Company’s ongoing success. The NGC requires that directors are able to commit the requisite time for preparation and attendance at regularly scheduled Company Board and committee meetings, as well as be able to participate in other matters necessary to ensure good corporate governance is practiced.

In making its recommendations to the Company Board, the NGC considers factors that are in the best interests of the Company and its shareholders, including the experience of each candidate; the potential contribution of each candidate to the diversity of backgrounds, experience and competencies which the Company Board desires to have represented; each candidate’s ability to devote sufficient time and effort to his or her duties as a director; independence and willingness to consider strategic proposals; understanding of the Company’s business and technology; educational and professional background; personal accomplishments; independence from management; financial and accounting expertise and any other criteria established by the Company Board and any core competencies or technical expertise necessary for Company Board committees. In addition, the NGC assesses whether a candidate possesses the integrity, ethics and sound business judgment that are likely to enhance the Company Board’s ability to manage and direct the affairs and business of the Company, including, when applicable, to enhance the ability of committees of the Company Board to fulfill their duties.

The Company Board evaluates each individual in the context of the Company Board as a whole, with the objective of recommending a group that can best represent shareholder interests through the exercise of sound judgment using its diversity of experience. In determining whether to recommend a director for reelection, the NGC also considers the director’s past attendance at meetings, participation in and contributions to the activities of the Company Board, and the results of the most recent Company Board self-evaluation.

Risk Oversight

The Company Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company’s approach to risk management. The Company has a consistent, systemic and integrated approach to risk management to help determine how best to identify, manage and mitigate significant risks throughout its global organization including macro-economic risks, such as inflation, reductions in economic growth, restrictions on access to markets and recession. The Company Board and its standing committees also review business-specific risks related to business strategy, operational execution, financial structure, legal and regulatory compliance, and corporate governance.

The Company Board receives and reviews regular reports on the Company’s strategy, operations and financial performance from management. In addition, the Company Board delegates specific areas of risk assessment responsibilities to different Company Board committees. For example:

Audit Committee:

•	financial reporting, disclosures and internal controls,

•	ethics-related issues and Foreign Corrupt Practices Act regulatory compliance,

•	information technology controls, and

•	insurance coverage adequacy

Compensation Committee:

•	succession planning,

•	employee retention, and

•	compensation policies and practices

Nominating and Governance Committee:

•	corporate governance standards and policies

Director Compensation

The Compensation Committee performs an annual review and assesses the adequacy of levels of director compensation. Final compensation levels are approved by the full Company Board. For 2012, director compensation remains unchanged from 2011. For 2011, each director who is not an employee of the Company received a quarterly cash retainer of $18,250, plus additional quarterly retainers of $6,250 for the Chairman of the Board, $3,000 for the Chairman of the Audit Committee, $2,500 for the Chairman of the Compensation Committee, $1,500 for the Chairmen of the NGC and the Administrative Committee, $1,500 for Audit Committee members, $1,000 for the Compensation Committee members, and $750 for the NGC and Administrative Committee members. In addition, immediately following the 2011 Annual Meeting of Shareholders, each non-employee director was granted equity in the form of stock options and restricted shares with an approximate aggregate value of $50,000 ($76,400 for the Chairman of the Board). All equity grants to the Board vest in full after one year.

The Company uses a modified Black-Scholes valuation applied on a consistent basis from year to year to determine the number of shares issued and options granted. All options contained in the table below were granted with an exercise price per share equal to the fair market value of the Company’s common stock on the May 18, 2011 grant date, which was $4.57. The restricted stock and options vest in full on the first anniversary of the grant date and the options have a ten year term. Messrs. Argov, Coppens, Eckert, Farmer, Friedberg, Frieder and Weishaar each received a stock option award to purchase 9,636 shares of X-Rite stock and 5,589 restricted shares of X-Rite stock. Mr. Utley, as Chairman, received a stock option award to purchase 14,724 shares of X-Rite stock and 8,540 restricted shares of X-Rite stock.

Mr. Vacchiano receives no additional compensation for serving as a director. Like all directors, he is eligible to receive reimbursement of any expenses incurred in attending Board and committee meetings.

Director Compensation In Fiscal Year 2011

Current Directors	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Gideon Argov	83,000	25,542	25,647	134,189
Bradley J. Coppens	80,000	25,542	25,647	131,189
David A. Eckert	76,000	25,542	25,647	127,189
Colin M. Farmer	85,000	25,542	25,647	136,189
Daniel M. Friedberg	89,000	25,542	25,647	140,189
L. Peter Frieder	82,000	25,542	25,647	133,189
John E. Utley	104,000	39,028	39,189	182,217
Mark D. Weishaar	89,000	25,542	25,647	140,189

(1)	Retainer and fees earned by Messrs. Coppens and Farmer are paid directly to OEPX, LLC (“OEP”), and those earned by Mr. Friedberg are paid directly to Sagard Capital Partners, L.P. (“Sagard”)

(2)	Reflects the aggregate grant date fair value compensation costs for financial statement reporting purposes in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for the fiscal year ended December 31, 2011 in accordance with ASC Topic 718 for share-based awards granted in 2011. As of December 31, 2011, each non-employee director held the following number of shares of restricted stock outstanding that were still unvested: Mr. Argov: 5,589; Mr. Coppens: 5,589; Mr. Eckert: 5,589; Mr. Farmer: 5,589; Mr. Friedberg: 5,589; Mr. Frieder: 5,589; Mr. Utley: 8,540; and Mr. Weishaar: 5,589. Messrs. Coppens and Farmer hold their restricted shares for the benefit of OEP. Mr. Friedberg holds his restricted shares for the benefit of Sagard.

(3)	Reflects the aggregate grant date fair value compensation costs for financial statement reporting purposes in conformity with GAAP for the fiscal year ended December 31, 2011 in accordance with ASC Topic 718 for options granted in 2011. Assumptions used in the calculation of these amounts are included in Footnote 8 to the Company’s audited financial statements for the fiscal year ended December 31, 2011 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012. As of December 31, 2011, each non-employee director had the following number of options outstanding: Mr. Argov: 216,674; Mr. Coppens: 200,936; Mr. Eckert: 198,560; Mr. Farmer: 200,936; Mr. Friedberg: 203,311; Mr. Frieder: 233,193; Mr. Utley: 340,659; and Mr. Weishaar: 244,453. Messrs. Coppens and Farmer hold their options for the benefit of OEP. Mr. Friedberg holds his options for the benefit of Sagard. The outstanding options that are exercisable as of March 20, 2012, or within 60 days thereafter, are included in the Securities Ownership of Management and Directors table.

Director Independence

The Company Board has determined that all of the current non-employee directors are “independent” for purposes of compliance with NASDAQ listing standards and applicable law. Further, all of the members of the Audit Committee are also “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The independent directors are as follows:

Gideon Argov	Daniel M. Friedberg
Bradley J. Coppens	L. Peter Frieder
David A. Eckert	John E. Utley
Colin M. Farmer	Mark D. Weishaar

All of the members of the Company’s Audit Committee, the NGC and the Compensation Committee are independent directors.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

The Company Board has adopted a process for shareholder communications. Generally, shareholders who want to communicate with the Company Board or any individual director can write to X-Rite, Incorporated, Corporate Secretary, 4300 44th Street, S.E, Grand Rapids, Michigan 49512. Your letter should indicate that you are an X-Rite, Incorporated shareholder. Depending on the subject matter, management will forward the communication to the director or directors to whom it is addressed; attempt to handle the inquiry directly, for example where it is a request for information about the Company or it is a stock-related matter; or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Company Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors on request.

SECURITIES OWNERSHIP BY MANAGEMENT AND DIRECTORS

The following table contains information regarding ownership of the Company’s common stock by each director, each named executive officer (“NEO”) and all directors and executive officers as a group as of March 20, 2012. The percentage calculations set forth in the table below are based 86,294,269 shares of the Company’s common stock outstanding on March 20, 2012.

	Shares Beneficially Owned(1)		Exercisable Options(2)	Total		Percent of Class(3)
Executive Officers
Thomas J. Vacchiano, Jr.	545,554		582,244	1,127,798		1.3%
Rajesh K. Shah	207,176		104,446	311,622		*
Francis Lamy	130,744		273,716	404,460		*
Vijender Stalam	46,063		—	46,063		*
Non-Employee Directors
Gideon Argov	92,807		216,674	309,481		*
Bradley J. Coppens	33,252,886		401,872	33,654,758	(4)	38.8%
Colin M. Farmer	—		—	—	(4)	—
David A. Eckert	56,465		198,560	255,025		*
Daniel M. Friedberg	13,315,354		203,311	13,518,665	(5)	15.6%
L. Peter Frieder	72,992		233,193	306,185		*
John E. Utley	116,192		340,659	456,851		*
Mark D. Weishaar	72,742		244,453	317,195		*
All Directors and Executive Officers as a Group (12 persons)	1,340,735	(6)	2,193,945	3,534,680	(6)	4.0	%(6)

*	Less than one percent

(1)	Except as described in footnotes 5 and 6 below, each person named in the table has sole voting and investment power with respect to the issued shares listed in this table. Excludes shares issuable pursuant to options and restricted stock unit awards.

(2)	This column reflects shares subject to options exercisable as of March 20, 2012, or within 60 days thereafter.

(3)	The percentages are calculated on the basis of the number of outstanding shares of common stock plus common stock deemed outstanding pursuant to Rule 13d-3 of the Exchange Act.

(4)

OEP owns 33,654,758 shares of the Company’s common stock, of which (i) 5,589 shares of restricted common stock and options to acquire 200,936 shares (including options exercisable within 60 days that are deemed outstanding) are held by Mr. Coppens in connection with his service on the Company Board and (ii) 5,589 shares of restricted common stock and options to acquire 200,936 shares (including options exercisable within 60 days that are deemed outstanding pursuant to Rule 13d-3 of the Exchange Act under the Company’s 2008 and 2011 Omnibus Long Term Incentive Plans) are held by Mr. Farmer in connection with his service on the Company Board. Each of Messrs. Coppens and Farmer are officers of OEP Holding and hold their shares for the benefit of One Equity Partners III, L.P., a Cayman Islands limited partnership (“OEP III”). OEP, OEP III, OEP General Partner III, L.P., a Cayman Islands limited partnership (“OEP GP III”), OEP Parent LLC, a Delaware limited liability company (“OEP Parent”) and OEP Holding Corporation, a Delaware corporation (“OEP Holding”), jointly file a single Schedule 13D with respect to the shares and other securities held by OEP. OEP and the other entities that jointly file a Schedule 13D with OEP are referred to herein as the OEP Entities. The managing member of OEP is OEP III; the sole general partner of OEP III is OEP GP III and the sole general partner of OEP GP III is OEP Parent; the sole member of OEP Parent is OEP Holding; JPMorgan Capital Corporation, a Delaware corporation (“JPM CC”), owns all of the outstanding capital stock of OEP Holding; Banc One Financial LLC, a Delaware limited liability company (“BOF LLC”), owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co., a Delaware corporation (“JPMC”), owns all of the outstanding equity interests of BOF LLC. Under the rules of the SEC, each OEP Entity may be deemed to beneficially own shares of common stock beneficially owned by each of the other OEP Entities.

(5)	Sagard owns 13,518,665 shares of the Company’s common stock, of which 5,589 shares of restricted common stock and options to acquire 203,311 shares (including options exercisable within 60 days that are deemed outstanding pursuant to Rule 13d-3 of the Exchange Act under the Company’s 2011 Omnibus Long Term Incentive Plan) are held by Mr. Friedberg in connection with his service on the Company Board. Mr. Friedberg holds the shares of restricted stock and stock options set forth above for the benefit of Sagard Capital Partners Management Corporation, a Delaware corporation (“Sagard Management”). As a result, Sagard and the other Sagard Entities (as defined below) may be deemed to beneficially own shares of common stock beneficially owned by Mr. Friedberg and such shares are included in the table above. Sagard, Sagard Capital Partners GP, Inc., a Delaware corporation (“Sagard GP”) and Sagard Management jointly file a single Schedule 13D with respect to the shares and other securities held by Sagard. Sagard and the other entities that jointly file a Schedule 13D with Sagard are referred to herein as the Sagard Entities. Sagard Management is the investment manager of Sagard and Sagard GP is the general partner of Sagard. Under the rules of the SEC, each Sagard Entity may be deemed to beneficially own shares of common stock beneficially owned by each of the other Sagard Entities. The Schedule 13D filed by the Sagard Entities states that, as a result of direct and indirect securities holdings, Power Corporation of Canada and Mr. Paul G. Desmarais may each be deemed to control the Sagard Entities. The Schedule 13D also discloses that it reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard, but the Schedule 13D does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with SEC Release No. 34-39538 (January 12, 1998).

(6)	Shares beneficially owned by OEP and Sagard have been excluded for purposes of the presentation of directors and executive officers as a group.

SECURITIES OWNERSHIP BY PRINCIPAL SHAREHOLDERS

The following table contains information regarding ownership of the Company’s common stock by persons or entities known to the Company to beneficially own more than 5% of the Company’s common stock. The content of this table is based upon information contained in Schedules 13D and 13G filed with the SEC as well as information provided by The NASDAQ Stock Market and represents the Company’s understanding of circumstances in existence as of March 20, 2012. The percentage calculations set forth in the table below are based on 86,294,269 shares of the Company’s common stock outstanding on March 20, 2012 rather than the percentages set forth in the shareholders’ respective Schedules 13D and 13G.

Name & Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
OEPX, LLC(2) 320 Park Avenue, New York, NY 10022	33,654,758(2)	38.8%(2)
Sagard Capital Partners, L.P.(3) 325 Greenwich Avenue, Greenwich, CT 06830	13,518,665(3)	15.5%(3)
Tinicum Lantern II, L.L.C.(4) 800 Third Avenue, New York, NY 10022	11,751,792(4)	13.6%(4)

(1)	The percentages are calculated on the basis of the number of outstanding shares of common stock plus common stock deemed outstanding pursuant to Rule 13d-3 of the Exchange Act.

(2)	OEP owns 33,654,758 shares of the Company’s common stock, of which (i) 5,589 shares of restricted common stock and options to acquire 200,936 shares (including options exercisable within 60 days that are deemed outstanding pursuant to Rule 13d-3 of the Exchange Act under the Company’s 2008 and 2011 Omnibus Long Term Incentive Plans) are held by Mr. Coppens in connection with his service on the Company Board and (ii) 5,589 shares of restricted common stock and options to acquire 200,936 shares (including options exercisable within 60 days that are deemed outstanding pursuant to Rule 13d-3 of the Exchange Act under the Company’s 2008 and 2011 Omnibus Long Term Incentive Plans) are held by Mr. Farmer in connection with his service on the Company Board. Each of Messrs. Coppens and Farmer are officers of OEP Holding and hold their shares for the benefit of OEP III.

OEP, OEP III, OEP GP III, OEP Parent and OEP Holding jointly file a single Schedule 13D with respect to the shares and other securities held by OEP. OEP and the other entities that jointly file a Schedule 13D with OEP are referred to herein as the OEP Entities. The managing member of OEP is OEP III; the sole general partner of OEP III is OEP GP III and the sole general partner of OEP GP III is OEP Parent; the sole member of OEP Parent is OEP Holding; JPM CC, owns all of the outstanding capital stock of OEP Holding; BOF LLC, owns all of the outstanding capital stock of JPM CC; and JPMC, owns all of the outstanding equity interests of BOF LLC. Under the rules of the SEC, each OEP Entity may be deemed to beneficially own shares of common stock beneficially owned by each of the other OEP Entities.

(3)

Sagard owns 13,518,665 shares of the Company’s common stock, of which 5,589 shares of restricted common stock and options to acquire 203,311 shares (including options exercisable within 60 days that are deemed outstanding pursuant to Rule 13d-3 of the Exchange Act under the Company’s 2008 and 2011 Omnibus Long Term Incentive Plans) are held by Mr. Friedberg in connection with his service on the Company Board. Mr. Friedberg holds the shares of restricted stock and stock options set forth above for the benefit of Sagard Management. As a result, Sagard and the other Sagard Entities (as defined below) may be deemed to beneficially own shares of common stock beneficially owned by Mr. Friedberg and such shares are included in the table above. Sagard GP and Sagard Management jointly file a single Schedule 13D with respect to the shares and other securities held by Sagard. Sagard and the other entities that jointly file a Schedule 13D with Sagard are referred to herein as the Sagard Entities. Sagard Management is the investment manager of Sagard and Sagard GP is the general partner of Sagard. Under the rules of the SEC, each Sagard Entity may be deemed to beneficially own shares of common stock beneficially owned by each of the other Sagard Entities. The Schedule 13D filed by the Sagard Entities states that, as a result of direct and indirect securities holdings, Power Corporation of Canada and Mr. Paul G. Desmarais may each be deemed to control the Sagard Entities. The Schedule 13D also discloses that it reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard, but the Schedule 13D does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with SEC Release No. 34-39538 (January 12, 1998).

(4)	Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (“TCP Parallel”) and Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (“TCP Executive”) collectively own 11,751,792 shares of the Company’s common stock. TCP II, TCP Parallel, TCP Executive, Tinicum Lantern II L.L.C., a Delaware limited liability company (“TCP Manager”), Terence M. O’Toole and Eric M. Ruttenberg, which are referred to herein as the Tinicum Entities, jointly file a single Schedule 13D with respect to the shares and other securities held by the Tinicum Entities. TCP Manager is the general partner of each of TCP II and TCP Parallel and the managing member of TCP Executive. Under the rules of the SEC, each Tinicum Entity may be deemed to beneficially own shares of common stock beneficially owned by each of the other Tinicum Entities. Shares beneficially owned by each Tinicum Entity indirectly as a result of holdings of the other Tinicum Entities have been excluded for purposes of the presentation of the beneficial ownership of the Company’s common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of Forms 3, 4, and 5 furnished to the Company during or with respect to the preceding fiscal year and written representations from certain reporting persons, the Company is not aware of any failure by any reporting person to make timely filings of those Forms as required by Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Person Transactions

The Company has a policy to review all relationships and transactions between the Company and its directors and executive officers or their immediate family members. The Company’s Chief Financial Officer is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. All material matters are reviewed and approved by the Audit Committee and independent directors. The review process takes into account the following information with respect to each transaction or relationship:

1.	the nature of the related person’s interest in the transaction;

2.	the material terms of the transaction, including, without limitation, the amount and type of transaction;

3.	the importance of the transaction to the related person;

4.	the importance of the transaction to the Company;

5.	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and

6.	any other matters the Audit Committee deems appropriate.

Certain Transactions

In connection with the consummation of the recapitalization of the Company in October 2008, the Company entered into investment agreements with OEP, and with Sagard and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (collectively, the “Investors”), under which, the Company sold an aggregate of 46,904,763 shares of its common stock to the Investors for an aggregate purchase price of $155 million in cash. Under the investment agreements, the Company agreed to appoint three individuals designated by OEP and one individual designated by Sagard to the Board as further described in “Nomination of Directors.” Under the OEP investment agreement, until the expiration of certain time periods or until OEP owns less than certain specified amounts of common stock, the Company must obtain OEP’s consent for, among other things, (1) acquisitions of assets in any fiscal year in excess of $25 million, (2) certain sales of equity in any fiscal year greater than $25 million, (3) the entry into a new line of business, (4) subject to certain exceptions, entry into any transaction with, or amendment or modification of, any transactions or agreements with certain affiliates of the Company, (5) certain amendments of the Company’s restated articles of incorporation or amended or restated bylaws and (6) increases in the size of the Board to more than nine members.

Simultaneously with the consummation of the recapitalization, the Company and the Investors entered into a customary registration rights agreement, pursuant to which the Company filed with the SEC a shelf registration statement covering resales of the “Registrable Shares,” as defined in the registration rights agreement, which was declared effective by the SEC on November 4, 2009.

In August 2009, the Company entered into an “Exchange Agreement” with the Investors, pursuant to which the Investors exchanged an aggregate of $41.6 million principal amount of loans under the Company’s second lien credit agreement that were acquired by the Investors from one of the Company’s second lien lenders immediately prior to the exchange for an aggregate of 41,561.22312 shares of the Company’s newly created preferred share (“Series A Preferred Stock”) and warrants for an aggregate of 7,500,000 shares of the Company’s common stock. The warrants were exercised by the Investors after the Company’s special meeting of shareholders held on October 28, 2009 to approve the exercise of the warrants.

In March 2011, the Company used borrowings under the senior secured credit facility and cash on hand to redeem all of the outstanding shares of Senior Preferred Stock from the Investors, having an aggregate redemption amount of $49.4 million, equal to $1,000 per share plus all unpaid dividends at a fixed annual rate of 14.375% per annum compounded annually, multiplied by the early redemption multiplier of 105%.

COMPENSATION DISCUSSION & ANALYSIS

Executive Overview

This section of the Information Statement provides information regarding the fiscal 2011 compensation program for the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Technical Officer (“CTO”) and the Senior Vice President, Sales & Marketing, collectively referred to as the Company’s NEOs. It explains the Company’s compensation philosophy and the structure of the Company’s compensation programs. It includes information on the methodologies used to determine the elements of executive compensation and the reasons we use these elements in the Company’s compensation programs.

Role and Composition of the Committee

The Compensation Committee (the “Committee”) administers and approves all elements of compensation for corporate officers, other than the CEO. The NGC reviews the CEO’s performance and reviews the CEO’s evaluations of his direct reports. The NGC then advises the Committee of its findings. The Committee recommends to the Company Board for its approval the CEO’s compensation.

All members of the Committee are independent. With the exception of annual stock option and restricted stock awards, Committee members are not eligible to participate in any of the plans or programs that the Committee administers. The Committee has the authority to retain consultants and advisors as it may deem appropriate in its discretion, and authority to approve related fees and retention terms for these advisors. The Committee reports to the Company Board on its actions and recommendations following every meeting, and periodically meets in executive session without members of management present.

Compensation Philosophy

The Company’s executive compensation programs are structured in accordance with the following guiding principles:

1.	aligning executive compensation with the interests of the Company’s shareholders;

2.	linking compensation to objective measures of individual performance goals;

3.	balancing performance objectives with Company-wide strategic goals and risk management;

4.	attracting, motivating and retaining talented executives; and

5.	responding to ongoing market trends and implementing best practices.

The Company believes that these guiding principles will help drive X-Rite’s success and industry leadership. The Company’s programs support these objectives by rewarding individuals for advancing business strategies and aligning the executives’ interests and expectations with those of the Company’s shareholders. The programs are designed to provide executives with competitive compensation that maintains a balance between cash and equity compensation, with a significant portion of total compensation at risk, tied both to the short- and long- term financial performance of the Company, as well as to the creation of shareholder value. It is the Committee’s strong belief that its compensation philosophy will encourage executives to manage the Company’s business from the perspective of owners with an equity stake in the Company.

Determining Executive Compensation

In determining executive compensation, which includes base salary, annual cash incentive awards and long-term incentive awards, the Committee makes a conscious effort to identify and evaluate programs of comparable employers, considering factors such as industry, relative sizes, growth stages, and market capitalization. The Committee has enlisted the assistance of an independent compensation consultant to provide information for a peer group of corporations that can be used for compensation comparison and benchmarking purposes. The Committee engaged Meridian Compensation Partners, LLC (“Meridian”), a major consulting firm experienced in all aspects of executive compensation analysis and design, to assist with its compensation analysis in fiscal year 2011. Meridian has performed no other services for the Committee or the Company.

In making compensation decisions, the Committee compares each element of total compensation against a peer group of U.S. publicly-traded companies in the electronic test and measurement industry (collectively, the “Compensation Peer Group”). The Compensation Peer Group, which is reviewed and updated bi-annually by the Committee, consists of companies against which the Committee believes the Company competes for talent and for shareholder investment. The companies comprising the Compensation Peer Group in 2011 were:

Analogic Corporation	Heico Corp.	Planar Systems Inc.
Calamp Corporation	Lecroy Corporation	Zygo Corporation
Cohu Inc.	Mercury Computer Systems Inc.
Daktronics Inc.	Microsemi Corporation
Dionex Corporation	MTS Systems Corp.
Electro Scientific Industries Inc.	Newport Corporation
Finisar Corporation	Park Electrochemical Corp.

Market data is only one factor used in determining executive compensation. Other factors that are considered include (i) the value of the position to the Company, (ii) what other comparable executives within the Company are paid, (iii) how the job relates to those peers, and (iv) the contribution of the executive including tenure, skills, performance, and industry knowledge. The Company competes with many larger companies for top executive-level talent. As such, the Committee generally targets total compensation for executive officers to be within a competitive range of the 50th percentile of total compensation paid to similarly situated executives of the companies comprising the Compensation Peer Group. Variations to this objective may occur as dictated by the experience level of the individual and individual factors such as distinctive contributions and extraordinary performance.

Role of Executive Officers in Compensation Process

The Committee makes all compensation decisions and equity awards for the executive officers of the Company, other than the CEO, whose compensation is determined by the Company Board at the recommendation from the Committee. The CEO reviews the performance of the other executive officers annually based on their individual performance, areas of strength and areas requiring improvement. The CEO uses these performance reviews and compensation data gathered from various compensation surveys to make recommendations to the Committee for the base salary, annual cash incentive awards and long-term incentive awards, for each executive officer other than himself.

The Committee recommends to the Company Board compensation for the CEO based on salary survey data for comparable employers, economic conditions in general and input from the NGC and its evaluation of the CEO’s performance.

Role of 2011 Advisory Vote on Executive Compensation in the Compensation Setting Process

The Committee reviewed the results of the 2011 shareholder advisory vote on NEO compensation and incorporated the results as one of the many factors considered in connection with the discharge of its responsibilities. Because a substantial majority of our shareholders approved the compensation program described in our 2011 proxy statement, the Committee did not implement changes to our executive compensation program as a direct result of the shareholders’ advisory vote.

Components of Executive Compensation

The compensation program for executive officers consists of the following components:

•	Salaries

•	Annual Cash Incentive (Bonus) Awards

•	Long-Term Incentive Awards (including stock options and restricted shares)

•	Severance Benefits (conditioned on non-compete agreement)

•	In-Service Benefits

•	Perquisites

Salaries

Salaries are used to provide a fixed amount of compensation that is competitive for the executive’s role. The salaries of the NEOs are reviewed on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary are based on an evaluation of the individual’s performance and responsibilities and the Company’s need to be competitive in the market for executive services. Compensation recommendations are benchmarked and targeted to be in line with the 50th percentile of comparable positions within the Compensation Peer Group. Any salary increase for an executive officer, other than the CEO, must be approved by the CEO and the Committee.

2011 Salaries

On March 2, 2011, the Company Board approved the following annualized salary increases effective April 1, 2011: Mr. Vacchiano—from $375,000 to $400,000; Mr. Shah—from $300,000 to $312,000; and Mr. Lamy—from CHF 338,076 to CHF 351,599 (equal to $396,275 using a 2011 average full year exchange rate equal to 0.88726).

2012 Salaries

On February 29, 2012, the Company Board approved the following annualized salary increases effective April 1, 2012: Mr. Vacchiano—from $400,000 to $412,000; Mr. Shah—from $312,000 to $327,600; and Mr. Lamy—from CHF 351,599 to CHF 362,147 (equal to $408,163 using a 2011 average full year exchange rate equal to 0.88726).

Annual Cash Incentive Awards

Annual cash incentive awards are designed to drive Company and individual performance. Executive officers may be awarded annual cash bonuses which are earned based on Company performance criteria. Annual cash incentive awards are designed to reward annual financial short-term performance and achievement of designated strategic growth results. The award is considered annually and approved by the Committee. The Committee sets the minimum, target, and maximum levels for the short-term cash incentive awards (“STIA”) annually for the next year. The target bonus is set based on an analysis of compensation for comparable positions within the Compensation Peer Group and is intended to provide a competitive level of compensation if the executive achieves target performance objectives. Bonus levels are determined as a percentage of each executive’s base salary.

The metric for the 2011 STIA was weighted using 50% adjusted EBITDA (earnings before income tax, depreciation, and amortization) as defined in the Company’s senior credit agreements and 50% revenue. No change was made for fiscal year 2012. The STIA performance component remains weighted using 50% targeted revenue and 50% adjusted EBITDA.

For 2011, the STIA program for NEOs provided for payments that range from 20% of base salary for achieving the threshold performance level of 95% ($232.3 million) of targeted revenue and 93% ($60.0 million) of targeted adjusted EBITDA to a maximum of 200% of base salary for achieving 106.7% ($260.9 million) or more of targeted revenue and 108% ($70.0 million) or more of targeted adjusted EBITDA. The target values are based on a percentage of each NEO’s base salary. For achieving 100% of the 2011 target performance, Mr. Vacchiano was eligible to receive 75% of his base salary, while each of Messrs. Shah and Lamy were eligible to receive 48% of their base salaries. No change was made for fiscal year 2012. Because Mr. Stalam joined the Company on December 12, 2011, he was not eligible to receive a STIA with respect to the 2011 fiscal year. Beginning in fiscal year 2012, Mr. Stalam will be eligible to receive a target amount of 48% of his base salary as a STIA.

Upon completion of each fiscal year, the Committee assesses the performance against each financial objective of the STIA, comparing the actual results to the pre-determined target.

In March of 2012, the Company paid the following STIA based upon the Company’s fiscal year 2011 performance. The STIA adjusted EBITDA and revenue targets were approved by the Company Board. The payouts under the plan reflect the achievement of 97.2% of targeted revenue and 97.9% of targeted adjusted EBITDA.

	2011 STIA Earned
Thomas J. Vacchiano, Jr.	$193,430
Rajesh K. Shah	$97,150
Francis Lamy	$123,391	(1)
Vijender Stalam(2)	$0

(1)	Mr. Lamy is paid in Swiss Francs. His 2011 STIA was CHF 109,480 (equal to $123,391 using a 2011 average full year exchange rate equal to 0.88726).

(2)	Mr. Stalam joined the Company on December 12, 2011 and was not eligible for a 2011 STIA.

Long-Term Equity Incentive Awards

Equity-based compensation and ownership is designed to balance business objectives with pay-for-performance, retention, competitive market practices, and shareholder interests. Long-term incentive awards (“LTIA”) are currently comprised of a mix of stock options and performance-based restricted stock/restricted stock units. Stock options provide a material incentive to employees by providing an opportunity for a stock ownership stake in the Company. Performance-based restricted stock awards provide a material incentive to executives by offering potential increased stock ownership in the Company tied directly to improving financial performance of the Company.

Generally, these awards are considered annually and use an objective adjusted EBITDA growth target to determine the underlying value of the award. The LTIA adjusted EBITDA targets are established to reflect targeted growth over a three year horizon. LTIA provides senior management with an incentive opportunity linked to multiple year corporate financial performance and shareholder value. Equity awards are also granted periodically to a select group of non-executive employees whose contributions and skills are critical to the Company’s long-term success.

Annual LTIA compensation awards are determined at the Committee’s regularly scheduled first quarter meeting and are reflected in the “Summary Compensation Table for Fiscal 2011” and “Grants of Plan Based Awards Table for Fiscal Year 2011.” The underlying value of the LTIA to NEOs was determined based on a dollar amount indicated by the “50th percentile” of long-term compensation for the Compensation Peer Group for the applicable position as indicated in the peer market data, with a certain percentage of this amount to be in the form of stock options and a certain percentage of this amount to be in the form of restricted stock or restricted stock units. The exact equity allocation, vesting schedule, and performance measures may vary from year to year. For purposes of determining the number of shares issued and options granted, the Company uses a modified Black-Scholes valuation applied on a consistent basis from year to year.

In line with the 2008 recapitalization of the Company, approved at a special meeting of shareholders on October 28, 2008, the Company Board modified the LTIA program replacing the traditional annual equity awards for the three fiscal years beginning with fiscal 2009 with special one-time equity awards that were considerably larger than the awards typically granted as part of its historical equity compensation practices. The Company intended that the one-time equity awards would replace subsequent grants under the annual LTIA program through 2011. The Company Board granted the special one-time equity awards after determining that the then outstanding stock options were not fully achieving their original objective of incentive compensation and employee retention.

The October 30, 2008 one-time equity grants were awarded as follows:

	One Time Equity
	Restricted Shares/Unit (#)(1)	Stock Options (#)(2)
Thomas J. Vacchiano, Jr.	439,000	$439,000
Francis Lamy	231,000	$231,000

Rajesh K. Shah, the Company’s Executive Vice President and CFO, joined the Company on October 19, 2009 and Vijender Stalam, the Company’s Senior Vice President, Sales & Marketing, joined the Company on December 12, 2011. The LTIA for Messrs. Shah and Stalam are discussed below.

(1)	As initially granted, one-third of the restricted shares granted under the one-time equity awards would vest in annual installments over a three year period, one-third would vest in annual installments over a four year period and one-third would vest in annual installments over a five year period, in each case, provided that targets were met during the applicable performance period. Vesting was based on adjusted EBITDA for each year during the performance period if the Company achieves adjusted EBITDA growth of 8% per year, as compared to the baseline adjusted EBITDA for fiscal 2008. Vesting would also occur if annual adjusted EBITDA growth targets are missed, provided that cumulative adjusted EBITDA targets are achieved for subsequent years. The original cumulative adjusted EBITDA targets follow:

Original Cumulative Adjusted EBITDA Targets

	Year
	2009($)	2010($)	2011($)	2012($)	2013($)
	($ in thousands)
Tranche 1	69,989	145,578	227,214	—	—
Tranche 2	69,989	145,578	227,214	315,380	—
Tranche 3	69,989	145,578	227,214	315,380	410,600

On March 3, 2010, given the general decline in the financial performance of companies in the Company’s industry in 2009 and the continuing uncertainty in the prospects of a rapid, continuing economic recovery, the Company Board determined that the awards were no longer fully achieving their original objectives of incentive compensation and employee retention. Accordingly, to ensure that the NEOs and other key employees have a continuing stake in the long-term success of the Company, the Company Board approved the following modifications to the awards:

Awards that Vested based on the Company’s Performance in 2010 and Awards that Vest based on the Company’s Performance in 2011 through 2013

As modified, the awards that vest based on the Company’s performance in fiscal 2010 through 2013 will continue to vest as originally scheduled, subject to new annual adjusted EBITDA targets ($60 million for 2011). Vesting will still occur separately with respect to each tranche if the new annual adjusted EBITDA targets are missed, provided the Company achieves the cumulative (since 2010) adjusted EBITDA targets before the expiration of the performance period with respect to each tranche, as set forth below:

	Year
	2010($)	2011($)	2012($)	2013($)
	($ in thousands)
	50,000	110,000	178,120	255,520

Threshold	95%	95%	90%	90%

The Company reported adjusted EBITDA of $63.2 million, or 105.3% of targeted adjusted EBITDA for fiscal year 2011 and released shares to Messrs. Vacchiano and Lamy equal to 100% of their eligible awards, as shown under the “Options Exercised and Stock Vested for Fiscal 2011” table in this Information Statement. For fiscal years 2012 and 2013, if adjusted EBITDA is achieved at 90% of target, then 20% of the eligible awards for such year will vest. The modified awards provide for linear vesting for financial performance achievement by the Company between the threshold and target levels.

2009 Award Partially Earned Based on 2011 Performance - Satisfaction of Adjusted EBITDA Growth Target

None of the awards that were eligible to vest based on the Company’s performance in fiscal year 2009 vested because the Company did not achieve the 2009 adjusted EBITDA target. As a part of the modifications made in 2010 described above, such awards also became eligible to vest in equal annual installments upon the Company achieving 107.5% and 110%, respectively, of the new annual 2011 and 2012 adjusted EBITDA targets. Because the Company reported adjusted EBITDA of $63.2 million, or 105.3% of targeted adjusted EBITDA for fiscal year 2011, the first part of the goal was partially met and the Company released additional shares to Messrs. Vacchiano (40,120 shares) and Lamy (21,111 shares) equal to 70% of the portion of the 2009 award eligible to be earned based on fiscal year 2011 performance. These awards are listed under the “Options Exercised and Stock Vested for Fiscal 2011” table in this Information Statement.

(2)	Stock options under the one-time equity awards to executive officers will vest (i) with respect to one-third of the stock options granted, in three equal annual installments, with an exercise price equal to $3.19 (the closing price on the second business day after completion of the 2008 recapitalization), (ii) with respect to one-third of the stock options granted, in four equal annual installments, with an exercise price equal to $3.45 (an 8% premium to the closing price on the second business day after completion of the 2008 recapitalization), and (iii) with respect to one-third of the stock options granted, in five equal annual amounts, with an exercise price equal to $3.72 (a 16.6% premium to the closing price on the second business day after completion of the 2008 recapitalization).

With the exception of the special circumstance outlined above for the special one-time equity grant in connection with the 2008 recapitalization plan, the Company uses the closing price of the Company’s common stock on the grant date as the exercise price of options granted.

LTIA Award to Rajesh K. Shah

Mr. Shah joined the Company as its CFO effective October 19, 2009. As such, he was entitled to receive the one-time equity awards that were reserved by the Company at the time of its 2008 recapitalization for issuance upon the hiring of a permanent CFO. The one-time equity grants for Mr. Shah were awarded as follows:

	Restricted Shares/Units (#)(1)	Stock Options (#)(2)
Named Executive Officer
Rajesh K. Shah	200,000	200,000

(1)	Mr. Shah’s restricted stock awards were granted in three tranches with one-third vesting in equal annual installments over a three year period, one-third vesting in equal annual installments over a four-year period and one-third vesting in equal annual installments over a five-year period, subject to annual adjusted EBITDA targets ($60 million for 2011). Vesting will still occur separately with respect to each tranche if the new annual adjusted EBITDA targets are missed, provided the Company achieves the cumulative adjusted EBITDA targets before the expiration of the performance period with respect to each tranche, as set forth below:

	Year
	2010($)	2011($)	2012($)	2013($)	2014($)
	($ in thousands)
	50,000	110,000	178,120	255,520	341,020

Threshold	95%	95%	90%	90%	90%

The Company reported adjusted EBITDA of $63.2 million, or 105.3% of targeted adjusted EBITDA for fiscal year 2011 and released shares to Mr. Shah equal to 100% of his eligible award, as shown under the “Options Exercised and Stock Vested for Fiscal 2011” table in this Information Statement. For fiscal years 2012 through 2014, if adjusted EBITDA is achieved at 90% of target, then 20% of the eligible awards for such year will vest. Mr. Shah’s awards provide for linear vesting for financial performance achievement by the Company between the threshold and target levels.

(2)	Stock option awards to Mr. Shah will vest in equal annual installments on October 19 of each year and commenced on October 19, 2010 (i) with respect to one-third, in equal annual installments over a period of three years (ii) with respect to one-third, in equal annual installments over a period of four years, and (iii) with respect to one-third, in equal annual installments over a period of five years. The exercise price equal for Mr. Shah’s stock options is $2.15 per share, which is equal to the closing per share price of the Company’s common stock on October 19, 2009, the effective date of Mr. Shah’s employment.

LTIA Award to Vijender Stalam

Mr. Stalam joined the Company as its Senior Vice President, Sales & Marketing, effective December 12, 2011. As such, he was entitled to receive an equity grant in the following amount:

	Restricted Shares/Units (#)(1)	Stock Options (#)(2)
Named Executive Officer
Vijender Stalam	42,063	84,126

(1)	Mr. Stalam’s restricted stock awards will vest in three equal installments over a three year period, in each case provided that annual adjusted EBITDA targets are met during the applicable measurement period. For fiscal years 2012 through 2014, if adjusted EBITDA is achieved at the threshold level (94% of target), then 20% of the eligible award for such year will vest. Mr. Stalam’s restricted stock awards provide for linear vesting for financial performance achievement by the Company between the threshold and target levels. If the target level of performance is not achieved in the 2012 or 2013 performance periods, then Mr. Stalam may still vest in the balance of such award if the Company achieves the cumulative adjusted EBITDA targets established for the 2012 – 2013 performance period (for purposes of the award eligible to vest based on 2012 performance) or the 2013 – 2014 performance period (for purposes of the award eligible to vest based on 2013 performance).

(2)	Stock options awards to Mr. Stalam will vest in three equal annual installments: one-third of the total award will vest on December 12, 2012, one-third of the total award will vest on December 12, 2013 and one-third of the total award will vest on December 12, 2014. The exercise price equal for Mr. Stalam’s stock options is $4.69 per share, which is equal to the closing per share price of the Company’s common stock on December 12, 2011, the effective date of Mr. Stalam’s employment.

Updates for 2012

As anticipated, the Company has returned to an annual LTIA model in 2012. The Committee approved awards which were made on March 15, 2012 to selected executives, including our NEOs, with 60% of the value consisting of stock options that vest in four equal annual installments subject to the NEO’s continued employment with the Company and 40% of the value consisting of performance-based restricted stock units. The performance-based restricted stock units may be earned at threshold, target and maximum levels if the Company attains certain levels of adjusted EBITDA during the 2012 fiscal year. The threshold level of performance is attained upon the Company’s achievement of 94% of the target level of adjusted EBITDA and the maximum level of performance is attained upon the Company’s achievement of 106% of the target level of adjusted EBITDA. If the threshold level of performance is not reached based on 2012 performance, the NEOs may still earn the performance-based restricted stock units at the threshold, target or maximum levels if the Company attains cumulative adjusted EBITDA during 2012-2013 in the amounts to be specified by the Committee following the 2012 performance period. Once the performance goals are met with respect to the restricted stock units, such restricted stock units vest and settle in shares of our common stock in three equal annual installments on March 15, 2014, March 15, 2015, and March 15, 2016 subject to the NEO’s continued employment with the Company. The 2012 LTIA, which were targeted at approximately the 50th percentile of long-term awards made by companies in our peer group, are summarized in the table below:

	Stock Options (# of shares)	Performance-Based Restricted Stock Units (# of shares)
		Threshold	Target	Maximum
Named Executive Officer
Thomas J. Vacchiano, Jr.	224,126	29,884	59,767	89,651
Rajesh K. Shah	79,463	10,595	21,190	31,785
Francis Lamy	80,585	10,745	21,489	32,234
Vijender Stalam	76,407	10,188	20,375	30,563

Establishing STIA and LTIA Targets

Generally, the Committee sets STIA targets for each year based on the annual operating plan. The Committee also establishes LTIA targets which are related to the Company’s long-term financial objectives set as a result of the Company’s strategic planning process. In making the annual determination, the Committee may consider the specific circumstances facing the Company during the coming years. The Committee believes that it has established targets that are in line with the current global economic and competitive environment in which the Company operates.

Established STIA and LTIA targets are a balance between reasonable stretch and achievability bearing in mind such factors as industry condition, macroeconomics global conditions, competitive and strategic long-term goals. Maximum payouts for the most recent awards under these plans (STIA 200%, LTIA 150% maximum) would require a high level of financial and strategic performance and represents a high level of difficulty and a significant benefit to shareholders. A 100% payout in the short-term or long-term target represents a reasonable stretch and moderate difficulty, while a threshold payout in STIA and LTIA awards provides for a reasonable level of achievability.

Risk Analysis of Performance-Based Compensation Plans

The Compensation Committee believes that the performance-based compensation provided to the Company’s executive officers does not encourage excessive and unnecessary risk taking. The design of these compensation programs encourages X-Rite’s executive officers to remain focused on both the short- and long-term operational and financial goals of the Company. LTIA equity awards vest cumulatively over multiple years, which in turn, encourages officers to focus on improving financial performance over a period of years and supports sustained stock price appreciation.

Stock Ownership Guidelines

In an effort to further align the interests of management and shareholders, effective February 28, 2008, the Committee established stock ownership guidelines applicable to executive officers and other members of the executive band leadership of the Company. The Company believes that linking a portion of key management’s current and potential future net worth to the Company’s success, as reflected by the stock price, helps to ensure that management has a stake similar to that of the Company’s shareholders.

The guidelines are based on the executive’s position and his or her base salary. The Company expects its key leaders to own, within five years of the later of the effective date of these guidelines (i.e., February 28, 2013), an executive officer’s appointment, or his or her designation as executive officer or executive band leader to which these guidelines apply, Company stock having a minimum value equal to a multiple of their annual base salary as shown in the table below:

Multiple of Salary
Chief Executive Officer	4 times base salary
Other Executive Officers	2 times base salary
Other Executive Band Leaders	2 times base salary

The types of ownership arrangements counted toward these guidelines are those securities that are beneficially owned by an executive officer and executive band leader, excluding options. The executive officers’ beneficial ownership as of March 20, 2012 is set forth in the column labeled Shares Beneficially Owned in “Securities Ownership by Management and Directors.”

Severance Benefits

Currently, Mr. Vacchiano and Mr. Lamy have employment agreements with the Company that provide for severance benefits. Details of those agreements including the severance benefits thereunder are discussed in “Agreements and Other Arrangements-Employment, Severance and Other Agreements.” The Company entered into a customary offer letter with Mr. Shah on October 19, 2009 in connection with his appointment as CFO. On December 12, 2011, the Company entered into a customary offer letter with Mr. Stalam in connection with his appointment as SVP, Sales & Marketing. Under the terms of their offer letters, Messrs. Shah and Stalam are eligible to participate in the Company’s severance policy for executive level employees (applicable to all executive level employees other than Mr. Vacchiano and Mr. Lamy, whose severance benefits are specified in their employment agreements, and executives whose severance benefits are governed by local law). Under the severance policy, in the event that a covered executive’s employment is terminated by the Company without cause or by the covered executive for good reason, they will receive (i) severance pay equal to their weekly salary for the last full month immediately preceding termination for six or twelve months, depending on their position (twelve months for Messrs. Shah and Stalam), (ii) any accrued and unused vacation pay, (iii) a pro rata portion of any annual performance bonus to which they would have been entitled for the year in which the covered executive’s employment is terminated, (iv) payment of continuation health coverage premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended, for six or twelve months, depending on their position, following the date of termination, (v) immediate vesting of all stock options and restricted shares that would have vested during the severance period, which shall remain exercisable to the extent provided for in the stock option and restricted stock agreements to which they relate, and (vi) three months of outplacement services.

In-Service Benefits

The Company provides a number of benefit plans including the X-Rite, Incorporated Retirement Savings Plan to its executives and certain other U.S. based employees. The Company also provides other benefits such as medical, dental, life insurance and long-term disability coverage, as well as vacation and other paid holidays. These benefits are available to all U.S.-based employees, including each NEO, and are comparable to those provided at other peer group companies. These programs are designed to provide certain basic quality of life benefits and protections to all Company employees and at the same time enhance the Company’s attractiveness as an employer of choice.

The Committee periodically reviews the levels of personal benefits provided to NEOs. A detailed description of these benefits is included in footnote 6 to the Summary Compensation Table.

Perquisites

The Company provides certain other small perquisites to certain of its executives. These benefits include several statutory benefits with respect to educational and health allowances as prescribed under Swiss Law. A detailed description of these benefits is included in footnote 6 to the Summary Compensation Table.

Employment Agreements and Change in Control Plans

In January 2006, in connection with the Amazys transaction, the Company entered into employment agreements with Thomas J. Vacchiano, Jr. and Francis Lamy, as described under the heading “Agreements and Other Arrangements-Employment, Severance and Other Agreements” in this Information Statement. When evaluating the value of these agreements, the Company considered such factors as retention, competitive advantage through non-compete and non-solicitation clauses, practices of peer companies, and continued dedication and support of a cohesive management team and concluded that it was in the best interest of the Company to enter into these agreements. With the exception of the aforementioned legacy employment agreements, no other NEOs are parties to employment agreements. The Company entered into customary offer letters with Mr. Shah on October 19, 2009 in connection with his appointment as CFO and with Mr. Stalam on December 12, 2011 in connection with his appointment as SVP, Sales & Marketing.

Our executive officers are covered by a change in control plan, the details of which are outlined under the heading “Change in Control Plan” in this Information Statement. The Company believes that it is in the best interest of the Company and its shareholders to foster senior management’s objectivity in making decisions with respect to any potential change in control of the Company and to ensure that the Company will have their continued dedication and availability. Accordingly, the Company believes that it is appropriate to provide executive officers with compensation arrangements upon a change in control.

Ethical Conduct

To help ensure that share-based grants reward only those executives who benefit the Company, the Company’s equity plans and agreements provide that awards will be cancelled and that certain gains must be repaid if an executive violates certain provisions of the award agreement. These provisions include prohibitions against engaging in activity that is detrimental to the Company, such as performing services for a competitor, disclosing confidential information or violating the Company’s Business Conduct Guidelines. Annual cash incentive payments are also conditioned on compliance with these Business Conduct Guidelines.

Tax and Accounting Implications

Deductibility under Section 162(m)

Section 162(m) of the U.S. Internal Revenue Code of 1986 (the “Code”) limits deductibility of compensation in excess of $1 million paid to the Company’s CEO or to any of its three other most highly compensated executive officers, other than an executive officer serving solely as the CFO, unless this compensation qualifies as “performance-based.” Based on the applicable tax regulations, any taxable compensation derived from the exercise of stock options by senior executives under the Company’s 2011 Omnibus Long Term Incentive Plan is intended to qualify as performance-based. The Company’s shareholders have approved terms under which certain of the Company’s long-term performance incentive awards under the 2011 Omnibus Long Term Incentive Plan are designed to qualify as performance-based, as required by the Internal Revenue Service. In addition, the 2011 Omnibus Long Term Incentive Plan allows the Company to grant annual and long-term performance incentive awards that may qualify for the performance-based exception to the Section 162(m) deductibility limit. These terms do not preclude the Committee from making any payments or granting any awards, whether or not such payments or awards qualify for tax deductibility under Section 162(m), which may be appropriate to retain and motivate key executives. The Company will generally seek to comply with Section 162(m) to the extent such compliance is practicable and in the best interests of the Company and its shareholders.

Accounting For Share-Based Compensation

The Company accounts for stock-based payments for all stock option and stock grant programs in accordance with the requirements of Accounting Standards Codification 718 (ASC718).

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of X-Rite, Incorporated, have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company, and based on such review and discussion, have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this Proxy Statement and, through incorporation by reference from this Proxy Statement, the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Compensation Committee:

Gideon Argov, Chairman

Bradley J. Coppens

Daniel M. Friedberg

Mark D. Weishaar

John E. Utley, ex-officio member

AGREEMENTS AND OTHER ARRANGEMENTS

Change in Control Plans

The Company Board approved the X-Rite Change In Control Plan for Senior Executives and Change in Control Plan for Executives (collectively, the “Change in Control Plans”) for certain of its executive officers effective April 1, 2007. Under the terms of the Change in Control Plans, for a period of 24 months following a change in control, if a participant’s employment is terminated (1) by the Company other than for cause, disability or death of the participant or (2) by the participant with good reason (“Qualifying Termination”), the Company is obligated to pay the participant a lump sum in cash equal to (i) the participant’s unpaid base salary, accrued vacation pay and expenses, (ii) amounts unpaid to the participant under the annual short-term incentive plan in respect of the most recently completed fiscal year, (iii) an amount equal to one to two times (depending upon his or her position) the greater of the participant’s base salary for the year in which the participant is terminated or as in effect prior to the change in control, (iv) for senior executives only, a bonus amount equal to two times the greater of the participant’s target incentive opportunity established under the annual short-term incentive plan in effect for the plan year in which the participant is terminated or as in effect prior to the change in control, (v) a pro rata portion of the participant’s target incentive opportunity for the year the participant is terminated or as in effect prior to the change in control, whichever is greater, (vi) payment of continuation health coverage premiums for twelve to twenty-four months, depending on his or her position, following the date of the Qualifying Termination, and (vii) for senior executives, excise tax gross-up on severance payments, if triggered. In addition, upon a Qualifying Termination, unless otherwise provided in a plan document, award agreement or otherwise, all of the participant’s outstanding equity-based long-term incentive vehicles, including stock options, stock appreciation rights, restricted stock, and restricted stock units (“Equity Awards”) that vest solely based on continued employment of the executive shall become immediately vested in full. In the case of Equity Awards that do not vest solely based on continued employment of the Executive (“Performance Vesting Awards”), a pro-rated portion of such Performance Vesting Awards shall vest at the time of the change in control. The number of shares that vest shall be determined as if a target level of performance has been achieved and shall be pro-rated based on the length of time within the performance period elapsed prior to the change in control.

On November 8, 2011, the Company Board approved clarifying amendments to the 2008 and 2011 Omnibus Long Term Incentive Plans which provide that outstanding equity-based awards granted under the 2008 and 2011

Omnibus Long Term Incentive Plans will become immediately vested and exercisable in full upon the occurrence of a change in control. In addition, the full accelerated vesting with respect to outstanding equity-based performance-based awards or other outstanding equity-based awards that would otherwise vest, in whole or in part, upon any criteria other than solely by the continued employment of the participants under the plans is calculated as if the target level of performance had been achieved.

Employment, Severance and Other Agreements

Thomas J. Vacchiano, Jr.

Effective October 1, 2006, Mr. Vacchiano was appointed President and CEO as well as a member of the Company Board. Mr. Vacchiano was the President and CEO of Amazys from January 2001 until the acquisition of Amazys by the Company in July 2006.

Mr. Vacchiano entered into an employment agreement with X-Rite in connection with the acquisition of Amazys (July 5, 2006). The agreement is automatically extended for successive one year periods commencing at the end of the previous period unless the agreement is terminated or a new employment agreement is entered into. Effective April 1, 2012, Mr. Vacchiano’s annual salary is $412,000. Under the terms of his existing employment agreement Mr. Vacchiano is (i) entitled to participate in any bonus plan or other incentive compensation program applicable to X-Rite’s executives, and (ii) entitled to participate in any long-term incentive compensation program applicable to X-Rite’s executives, with the exact equity allocation determined each year.

In the event of termination of Mr. Vacchiano’s employment by Mr. Vacchiano for good reason or by the Company without cause, Mr. Vacchiano will receive (i) severance pay equal to his monthly salary for the last full month immediately preceding his termination for the greater of (a) the number of months remaining in the initial three year term of his Employment Agreement or (b) twelve months, (ii) a pro rata portion of any annual performance bonus to which Mr. Vacchiano would have been entitled for the year in which the Employment Period is terminated; provided that if his employment is terminated within the first six months of the year, the executive’s pro rata portion received shall be based on six months of service during the year, (iii) payment of continuation health coverage premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended, for eighteen months following the date of termination, and (iv) immediate vesting of all stock options and restricted shares held by Mr. Vacchiano, which shall remain exercisable to the extent provided for in the stock option and restricted stock agreements to which they relate. Mr. Vacchiano is also a participant in the Change in Control Plan for Senior Executives discussed above in “Change in Control Plans.” The Company’s October 2008 recapitalization does not constitute a change in control for purposes of acceleration of the one-time equity awards under the Change in Control Plans.

Francis Lamy

In connection with the acquisition of Amazys, the Company and Mr. Lamy entered into an employment agreement on January 30, 2006. Mr. Lamy serves as the Company’s Executive Vice President and CTO. Effective April 1, 2012, Mr. Lamy’s annual base salary is CHF 362,147 (equal to $408,163 using a 2011 average full year exchange rate equal to 0.88726). Under the terms of the existing employment agreement, Mr. Lamy is (i) entitled to participate in any bonus plan or other incentive compensation program applicable to the Company’s executives, and (ii) entitled to participate in any long-term incentive compensation program applicable to the Company’s executives, with the exact equity allocation determined each year.

Additionally, under the Employment Agreement, Mr. Lamy is entitled to (i) a CHF 32,500 (equal to $36,630 using a 2011 average full year exchange rate equal to 0.88726) per year allowance as a contribution to Mr. Lamy’s personal health insurance, and (ii) a CHF 5,000 (equal to $5,635 using the 2011 average full year exchange rate equal to 0.88726) per year allowance for obtaining tax consulting advice associated with being an officer of a U.S.-based corporation, and (iii) a pension scheme in accordance with the applicable provisions of Swiss law, the premiums for which are apportioned between the Company and Mr. Lamy in accordance with the contribution levels provided for in the pension scheme of Amazys.

Mr. Lamy’s employment agreement will continue until terminated in accordance with the terms of the agreement. In the event of termination of Mr. Lamy’s employment by the Company without cause or by Mr. Lamy for good reason, Mr. Lamy will receive (i) severance pay equal to his monthly salary for the last full month immediately preceding his termination for twelve (12) months, (ii) a pro rata portion of any annual performance bonus to which Mr. Lamy would have been entitled for the year in which the Employment Period is terminated; provided that if his employment is terminated within the first (6) six months of the year, the executive’s pro rata portion received shall be based on (6) six months of service during the year, (iii) the continuation of his health insurance allowance for twelve (12) months following the date of termination, and (iv) immediate vesting of all stock options and restricted shares held by Mr. Lamy, which shall remain exercisable to the extent provided for in the stock option and restricted stock agreements to which they relate. Mr. Lamy is also a participant in the Change in Control Plan for Senior Executives discussed above in “Change in Control Plans.” The Company’s October 2008 recapitalization does not constitute a change in control for purposes of acceleration of the one-time equity awards under the Change in Control Plans.

Director Emeritus Program

Any director of the Corporation serving prior to February 10, 2004, who serves the shorter of at least: (i) nine years or (ii) three maximum length terms of office as a director and who either resigns as a director or does not stand for reelection, shall be entitled to be considered for the position of “Director Emeritus.” If nominated by the NGC and elected by the Company Board, a Director Emeritus shall continue in that position for a period equal to the time served as a regular director prior to February 10, 2004, or until an earlier resignation or death. During their tenure, Directors Emeriti shall be given notices of all meetings of the Company Board, and they shall perform such consulting services for the Company as the Board may reasonably request from time to time. Directors Emeriti shall be entitled to attend and participate in all such meetings of the Company Board, except that they may not vote and they shall not be counted for purposes of determining a quorum. Directors Emeriti shall receive an annual cash retainer fee equal to the lesser of: (i) the annual cash retainer fee in place at the time the director resigned as a director or did not stand for reelection; or (ii) the annual cash retainer fee in place at any time during the period such director holds the position of Director Emeritus, and shall be entitled to reimbursement for expenses of attendance at meetings of the Company Board, but they shall receive no other compensation from the Company.

Currently, there are five individuals who hold the Director Emeritus position, including Marvin DeVries, James Knister, Ted Thompson, and Ronald A. VandenBerg, who receive an annual cash retainer fee of $20,000 each, and Stanley W. Cheff, who receives an annual cash retainer fee of $40,000. Under the terms of the Director Emeritus Program, Mr. DeVries term as a Director Emeritus concludes at the end of the Company’s second fiscal quarter for 2012.

INFORMATION REGARDING EXECUTIVE OFFICER COMPENSATION

The following table sets forth the compensation paid or accrued by the Company for the year ended December 31, 2011 for services rendered in all capacities by the Company’s NEOs during the fiscal year ended December 31, 2011:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)(2)(3)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)(5)	All Other Comp- ensation ($)(6)	Total ($)
Current Named Executive Officers
Thomas J. Vacchiano, Jr.	2011	393,269	—		—	—	193,430	—	15,861	602,560
President, Chief Executive	2010	351,576	—		—	—	390,815	—	6,761	749,152
Officer	2009	295,385	50,000	(7)	—	—	—	—	5,565	350,950
Rajesh K. Shah	2011	308,769	—		—	—	97,150	—	17,280	423,199
Chief Financial Officer	2010	295,962	72,000		—	—	187,449	—	57,435	612,846
	2009	54,808	15,000	(8)	430,000	252,380	—	—	6,096	758,284
Francis Lamy(9)	2011	422,655	—		—	—	123,391	86,439	36,625	669,110
Executive Vice President,	2010	319,773	—		—	—	276,283	99,596	31,164	726,816
Chief Technology Officer	2009	305,050	25,000	(7)	—	—	—	72,236	35,422	437,708
Vijender Stalam(10)	2011	11,538	—		197,275	224,751	—	—	147	433,711
Senior Vice President,
Sales & Marketing

(1)	2011 Salaries: On March 2, 2011, the Company Board approved the following annualized salary increases effective April 1, 2011: Mr. Vacchiano—from $375,000 to $400,000; Mr. Shah—from $300,000 to $312,000; and Mr. Lamy—from CHF 338,076 to CHF 351,599 (equal to $396,275 using a 2011 average full year exchange rate equal to 0.88726).

2012 Salaries: On February 29, 2012, the Company Board approved the following annualized salary increases effective April 1, 2012: Mr. Vacchiano—from $400,000 to $412,000; Mr. Shah—from $312,000 to $327,600; and Mr. Lamy—from CHF 351,599 to CHF 362,147 (equal to $408,163 using a 2011 average full year exchange rate equal to 0.88726).

(2)	See the “Grants of Plan-Based Awards Table for Fiscal Year 2011” for information regarding 2011 stock and option awards.

(3)	These amounts reflect the aggregate compensation costs for financial reporting purposes for each fiscal year in the table in accordance with GAAP and ASC Topic 718, Compensation – Stock Compensation. Assumptions used in the calculation of these amounts are included in Footnote 8 to the Company’s audited financial statements for the fiscal year ended December 31, 2011 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012.

(4)	See the “Annual Cash Incentive Awards” discussion in the Compensation Discussion and Analysis above.

(5)	Reflects increase in pension value during the year. Amounts for each year in this column include Mr. Lamy’s annual contribution of $27,050, which amounts are also included in Mr. Lamy’s salary column for each year.

(6)	The compensation amounts set forth in the “All Other Compensation” column for the NEOs are detailed in the following table:

2011 Name	Group Term Life Premiums ($)	Company Contributions to 401(k) Plan ($)	Health Allowance ($)	Relocation Allowance	Total ($)
Thomas J. Vacchiano, Jr.	4,861	11,000	—	—	15,861
Rajesh K. Shah	7,116	10,164	—	—	17,280
Francis Lamy	—	—	36,630	—	36,630
Vijender Stalam	147	—	—	—	147

(7)	In 2009, Messrs. Vacchiano and Lamy received a discretionary one-time recognition award in the amounts specified in the Summary Compensation Table for services performed in 2009.

(8)	Mr. Shah joined the Company on October 19, 2009. The compensation information reflected in the table above for 2009 consists of compensation paid by the Company from October 19, 2009 to December 31, 2010. Under the terms of Mr. Shah’s offer letter, he received an award of $15,000 upon joining the Company and was guaranteed a bonus in the amount of $72,000 for 2010 only.

(9)	Mr. Lamy is paid in Swiss francs. Amounts shown in this table were converted to U.S. dollars using an average exchange rate for the related year represented above.

(10)	Mr. Stalam joined the Company on December 12, 2011. The compensation information reflected in the table above for 2011 consists of compensation paid by the Company from December 12, 2011 to December 31, 2011. Under the terms of Mr. Stalam’s offer letter, he received a guaranteed bonus in the amount of $91,000 that was paid on February 10, 2012.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2011

The following table contains information regarding equity and cash awards granted to the NEOs during the preceding fiscal year:

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Market Value of Options and Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas J. Vacchiano, Jr.	n/a	58,990	294,952	589,904	—	—	—	—	—	—
Rajesh K. Shah	n/a	29,642	148,209	296,418	—	—	—	—	—	—
Francis Lamy	n/a	40,575	202,874	405,749	—	—	—	—	—	—
Vijender Stalam	12/12/2011	—	—	—	8,143	42,063			—	$197,275
Vijender Stalam	12/12/2011	—	—	—	—			84,126	4.69	$224,751

(1)	These columns show the range of payouts for 2011 performance under the STIA plan as described in the section titled “Annual Cash Incentive Awards” in the Compensation Discussion and Analysis section. The target values are based on a percentage of each executive’s base salary. The threshold is equal to 20% of the target value and the maximum is equal to 200% of the target value. There would have been no payment if minimum performance levels (threshold) were not met. The actual payment for 2011 non-equity incentive awards was made in 2012 and is shown in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

(2)	These columns include the awards granted in 2011 under the 2011 Omnibus Long Term Incentive Plan as described in the Compensation Discussion and Analysis in the section titled “Long-Term Equity Incentive Awards.”

(3)	The Company uses the closing price of the Company’s common stock on the grant date as the exercise price of options granted.

(4)	The fair market value for stock options reflects the aggregate compensation costs for financial reporting purposes in accordance with GAAP and ASC Topic 718, Compensation – Stock Compensation. Assumptions used in the calculation of these amounts are included in Footnote 8 to the Company’s audited financial statements for the fiscal year ended December 31, 2011 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012. To determine the fair market value for restricted stock awards, the Company uses the closing price of the Company’s common stock on the grant date multiplied by the number of shares awarded.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

The following table discloses outstanding equity awards held by NEOs, including out-of-the money awards, on a grant-by-grant basis for stock option and similar awards and on an aggregate basis for non-vested stock and equity incentive plan awards as of fiscal year-end:

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Name	Exercisable	Unexercisable
Current Named Executive Officers Thomas J. Vacchiano, Jr.	125,000	—	—	11.25	12/18/2016	—	—	152,431	707,278
	56,230	—	—	12.50	3/8/2017
	57,129	—	—	6.62	3/13/2018
	146,334	—	—	3.19	10/30/2018
	109,750	36,583	—	3.45	10/30/2018
	87,801	58,532	—	3.72	10/30/2018

Rajesh K. Shah	104,446	95,554	—	2.15	10/19/2019	—	—	95,554	443,371

Francis Lamy	21,343	—	—	12.50	3/8/2017	—	—	80,208	372,165
	71,423	—	—	6.62	3/13/2018
	77,000	—	—	3.19	10/30/2018
	57,750	19,250	—	3.45	10/30/2018
	46,200	30,800	—	3.72	10/30/2018

Vijender Stalam	—	84,126	—	4.69	12/12/2021	—	—	42,063	195,172

(1)

The unvested options for Messrs. Vacchiano and Lamy expiring on October 30, 2018 vest on October 30 of each year as follows: (i) with respect to one-third of the options in equal annual installments over a period of four years with one-quarter vesting commencing on October 30, 2009 and ending on October 30, 2012, and (ii) with respect to one-third of the options in equal annual installments over a period of five years with one-fifth vesting commencing on October 30, 2009 and ending on October 30, 2013. The unvested options for Mr. Shah expiring on October 19, 2019 vest on October 19 of each year as follows: (i) with respect to one-third of the options in equal annual installments over a period of three years with one-third vesting commencing on October 19, 2010 and ending on October 19, 2012, (ii) with respect to one-third of the options in equal annual installments over a period of four years with one-quarter vesting commencing on October 19, 2010 and ending on October 19, 2013, and (iii) with respect to one-third of the options in equal annual installments over a period of five years with one-fifth vesting commencing on October 19, 2010 and ending on October 19, 2014. The unvested options for Mr. Stalam expiring on December 12, 2021 vest on December 12 in equal annual installments over a period of three years with one-third vesting commencing on December 12, 2012 and ending on December 12, 2014.

(2)	The amounts shown in these columns represents the target performance amount, which is calculated as 100% of the total restricted stock award with respect to the following: On October 30, 2008, Messrs. Vacchiano and Lamy were granted performance-based restricted stock that vests after five years based on the achievement of certain performance targets. On October 19, 2009, Mr. Shah was granted performance-based restricted stock that vests over five years based on the achievement of certain performance targets. On December 12, 2011, Mr. Stalam was granted performance-based restricted stock that vests over three years based on the achievement of certain performance targets. If performance goals are met, full payouts on the unvested performance-based restricted stock would be as follows: Mr. Vacchiano: 152,431 shares, $707,278 market value; Mr. Shah: 95,554 shares, $443,371; Mr. Lamy: 80,208 units, $372,1659 market value; and Mr. Stalam: 42,063 shares, $195,172 market value. The market value is calculated using the closing price of the Company’s common stock as of the last trading day in fiscal 2011 (December 30, 2011), which was $4.64. The amounts shown in these columns do not include the portions of the awards that ultimately vested based on 2011 performance. Such vested amounts are reflected in the “Option Exercises and Stock Vested for Fiscal Year 2011” table below.

OPTION EXERCISED AND STOCK VESTED FOR FISCAL YEAR 2011

The following table discloses options exercised and stock vested for NEOs during fiscal 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shared Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
Current Named Executive Officers
Thomas J. Vacchiano, Jr.	—	—	154,747	(2)	704,099
Rajesh K. Shah	—	—	52,222	(3)	237,610
Francis Lamy	—	—	81,427	(4)	370,493

(1)	The value realized on vesting is calculated using the closing price of the Company’s common stock as of March 15, 2012 ($4.55).

(2)	Mr. Vacchiano was awarded 439,000 performance-based restricted shares on October 28, 2008 under the 2008 Omnibus Long Term Incentive Plan. The annual 2011 performance criterion was met and 114,627 shares were released to Mr. Vacchiano on March 15, 2012. Because the Company reported adjusted EBITDA of $63.2 million, or 105.3% of targeted adjusted EBITDA for fiscal year 2011, as further described in the “Long Term Equity Incentive Awards” section of the Compensation Discussion & Analysis of this Information Statement, the Company released 40,120 additional shares to Mr. Vacchiano, which is equal to 70% of the portion of the 2009 LTIA award eligible to be earned based on fiscal year 2011 performance.

(3)	Mr. Shah was awarded 200,000 performance-based restricted shares on October 19, 2009 under the 2008 Omnibus Long Term Incentive Plan. The annual 2011 performance criterion was met and 52,222 shares were released to Mr. Shah on March 15, 2012.

(4)	Mr. Lamy was awarded 231,000 performance-based restricted units on October 28, 2008 under the 2008 Omnibus Long Term Incentive Plan. The annual 2011 performance criterion was met and 60,316 shares were released to Mr. Lamy on March 15, 2012. Because the Company reported adjusted EBITDA of $63.2 million, or 105.3% of targeted adjusted EBITDA for fiscal year 2011, as further described in the “Long Term Equity Incentive Awards” section of the Compensation Discussion & Analysis of this Information Statement, the Company released 21,111 additional shares to Mr. Lamy, which is equal to 70% of the portion of the 2009 LTIA award eligible to be earned based on fiscal year 2011 performance.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2011

The Company does not sponsor any non-qualified deferred compensation programs.

2011 PENSION BENEFITS

Name (a)	Plan name(s) (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit(1)	Payments During Last Fiscal Year(2) (e)
Francis Lamy	Swiss Life Collective BVG Foundation, Zurich Pension Plan	11.5	$1,007,595	—

(1)	In connection with the Company’s acquisition of Amazys Holding AG (Amazys) on July 5, 2006, Mr. Lamy entered into an employment agreement with X-Rite Europe GmbH, a wholly-owned subsidiary in Switzerland. In accordance with the applicable provisions of Swiss law, all obligations under the pension plan provided by Amazys were transferred to the Company for the benefit of Mr. Lamy in accordance with the contribution levels provided for in the pension scheme of Amazys. No material change or other benefit augmentation was made at that time.

Swiss Life Collective BVG Foundation, Zurich Pension Plan

The Company maintains a defined benefit plan for employees of its subsidiary in Switzerland, X-Rite Europe GmbH, Regensdorf (“Swiss Subsidiary”). The plan is part of an independent collective fund which provides pensions combined with life and disability insurance. The assets of the funded plan are held independently of the Company’s assets in a legally distinct and independent collective trust fund which serves various unrelated employers. The Fund’s benefit obligations are fully reinsured by Swiss Life Insurance Company. The plan is valued by independent actuaries using the projected unit credit method. The liabilities correspond to the projected benefit obligations of which the discounted net present value is calculated based on years of employment, expected salary increases, and pension adjustments.

Employees of the Swiss Subsidiary are eligible to participate in the plan on their first day of employment, but no earlier than January 1 following an employee’s attainment of age 17 (the saving scheme starts at age 25). Employees that have reached or exceeded the normal retirement age, employees that are under a 3 month or shorter employment contract with the Swiss Subsidiary, employees with another primary job, employees that are at least 70% disabled and those not living in Switzerland or only temporarily living in Switzerland are excluded from the plan. Normal retirement age under the plan is reached on the first of the month following attainment of age 64 (women) or 65 (men).

The compensation taken into account for benefit purposes is the participant’s annual salary (13 times the monthly salary) and 60% of the participant’s annual bonus, but excluding casual and temporary earnings. The annual salary is limited to a maximum of CHF 400,000, subject to certain reductions for partially disabled persons.

The annual retirement credit is determined in accordance with the following table:

Age	Retirement credit as % of qualifying salary
25-34	8%
35-44	11%
45-54	16%
55-65*	19%

*	Age 64 for women

Participants are required to contribute a portion of his or her salary to the annual retirement credit in accordance with the following table:

Age	Contribution as % of qualifying salary
25-34	4%
35-44	5%
45-54	6%
55-65*	7%

*	Age 64 for women

In addition, participants must contribute a portion of his or her salary to pay for the remaining costs of the fund in accordance with the following table:

Age	Retirement credit as % of annual salary
18-24	0%
25-65*	1%

*	Age 64 for women

A participant may elect early retirement on the first day of the first month following the attainment of age 58. Such participants receive benefits at a reduced conversion rate. Participants with at least 10 years of service that retire within 3 years of attaining normal retirement age receive additional benefits (50%). Participants with 24 years of service that retire within 3 years of attaining normal retirement age would receive 66.66% benefits, those with 25 years of service would receive 83.33%, and those with 26 or more years of service would receive full benefits.

Retirement benefits are paid quarterly in advance unless the participant or beneficiary elects a lump sum distribution, except for certain small balances, which are automatically paid in a single lump sum.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following discussion and tables show the amount of compensation that would be paid to each of the NEOs under the NEOs’ employment agreements and severance arrangements, including the Company’s Change in Control Plan for Senior Executives in the event of termination of such executive’s employment. The amount of compensation payable to each NEO based upon the circumstances surrounding such executive officer’s termination is shown below. The amounts shown assume that such termination was effective as of December 31, 2011, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from the Company.

Estimated Payments upon Termination or Change in Control

The Company currently has employment agreements with Messrs. Vacchiano and Lamy. Details of those agreements are discussed under “Agreements and Other Arrangements.” Upon certain types of terminations of employment not related to a change in control of the Company, severance benefits may be paid to Messrs. Vacchiano and Lamy according to their individual employment agreement. Messrs. Shah and Stalam are entitled to severance under the Company’s severance policy as further described in “Severance Benefits.” Specific severance arrangements that would have been triggered by a qualifying termination event taking place on December 31, 2011 can be found in the tables shown below.

The Company currently has a change in control plan for Messrs. Vacchiano, Shah, Lamy, and Stalam that provides for the payment of post-termination benefits if their employment is terminated in connection with or following a change in control. Details of that plan are discussed under “Agreements and Other Arrangements.”

On November 8, 2011, the Company Board approved clarifying amendments to the 2008 and 2011 Omnibus Long Term Incentive Plans which provide that outstanding equity-based awards granted under the 2008 and 2011 Omnibus Long Term Incentive Plans will become immediately vested and exercisable in full upon the occurrence of a change in control. In addition, the full accelerated vesting with respect to outstanding equity-based performance-based awards or other outstanding equity-based awards that would otherwise vest, in whole or in part, upon any criteria other than solely by the continued employment of the participants under the plans is calculated as if the target level of performance had been achieved.

Estimated Termination Payments

The following tables show potential payments to the NEOs under existing contracts, agreements, plans and arrangements, for various scenarios involving a change in control or termination of employment assuming a December 31, 2011 termination date using the closing price of the Company’s common stock as of the last trading day in fiscal 2011 (December 30, 2011), which was $4.64.

If employment is terminated with regard to any of the NEOs in this section by the Company for cause or by the executive without good reason, the executive shall be entitled to receive accrued base salary up to the date of termination of employment but shall not be entitled to receive any further salary, bonus, severance, compensation or benefits from the Company.

THOMAS J. VACCHIANO

Benefits and Payments Upon Separation	Death(1)	Disability(1)	Termination without Cause or for Good Reason	Termination without Cause or for Good Reason (Change in Control)
Compensation:
Severance(2)	$100,000	$—	$400,000	800,000
Short-term incentive(3)	—	—	189,000	789,000
Acceleration of Vesting on Stock and Options(4)	1,602,469	1,602,469	1,602,469	1,602,469
Benefits and Perquisites:
Post-Termination Heath and Dental Care(5)	—	—	13,796	18,348
Excise Tax Gross-up(6)	—	—	—	1,424,749

Total	$1,702,469	$1,602,469	$2,205,265	$4,634,566

(1)	If Mr. Vacchiano terminates his employment by death or Disability within 24 months following a change in control event, Mr. Vacchiano will not be entitled to any severance amounts or acceleration of vesting on stock and options, as provided under the terms of the Company’s Change in Control Plan for Senior Executives (“CIC Plan”).

(2)	Severance. Under Death: Reflects three months of Mr. Vacchiano’s base salary for 2011, as provided under the terms of his employment agreement. Under Termination without Cause or for Good Reason: Reflects 12 months of Mr. Vacchiano’s base salary for 2011, as provided under the terms of his employment agreement. Under Change in Control: Reflects two times base salary for 2011, as provided under the terms of the CIC Plan.

(3)	Short-term incentive. Under Termination without Cause or for Good Reason: Reflects pro-rated amount earned by Mr. Vacchiano for 2011 performance assuming a December 31, 2011 termination (100% of 2011 STIA of $189,000), as provided under the terms of his employment agreement. Under Change in Control: Reflects pro-rated amount earned by Mr. Vacchiano for 2011 performance ($189,000), plus two times the established target 2011 STIA ($300,000, which represents 75% of his annual base salary * 2 = $600,000), as provided under the terms of the CIC Plan ($189,000 + $600,000 = $789,000).

(4)	Acceleration of Vesting on Stock and Options. Under Death, Disability and Termination without Cause or for Good Reason: Under the terms of Mr. Vacchiano’s employment agreement, all unvested stock options and restricted shares are subject to accelerated vesting upon death, disability, termination without Cause, and resignation with Good Reason. Under Change in Control: Under the terms of the CIC Plan, all unvested service-vesting equity awards are subject to accelerated vesting upon termination by the Company without Cause or by the executive for Good Reason within 24 months following a change in control, while unvested performance-vesting equity awards are subject to accelerated vesting on a prorated basis assuming a target level of performance was met by the executive. Under the terms of the 2008 and 2011 Omnibus Long-Term Incentive Plans, as amended, outstanding equity awards will be accelerated upon a change in control, regardless of whether the participant has experienced a termination of employment (or upon other such dates specified by the Committee, in its discretion). The amount in the table above represents the dollar value of unvested stock options and unvested restricted shares that would be accelerated based on the closing price of the Company’s common stock on December 30, 2011 ($4.64).

(5)	Post-Termination Health Care These amounts reflect the cost of premiums for the continuation of medical and dental health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (COBRA) for a certain period following the termination date. Under Termination without Cause or for Good Reason: If Mr. Vacchiano is terminated by the Company without Cause or resigns for Good Reason, he would have been entitled to the payment of COBRA premiums for a period of eighteen months under the terms of his employment agreement. Under Change in Control: Reflects the payment of COBRA premiums for a period of two years following Mr. Vacchiano’s termination by the Company without Cause or by the Executive for Good Reason within 24 months following a change in control event, as provided under the terms of the CIC Plan.

(6)	Excise Tax Gross-Up. The CIC Plan provides that the Company will reimburse applicable senior executives for any excise taxes he or she is subject to under Section 4999 of the Code upon a change in control, as well as any income and excise taxes payable by the senior executive as a result of any reimbursements for the Section 4999 excise taxes. The amounts reported in the table are estimates, which were determined using conservative assumptions without taking into account any reductions in parachute payments attributable to reasonable compensation payable before or after a change in control. The Company could rebut the presumption required under applicable regulations that the equity and incentive awards granted in 2011 were contingent upon a change in control. In addition, although the non-compete obligations in the CIC Plan would have value associated with them; no value was assigned to them in determining the amount of excise tax gross-up. The actual amount of excise tax due under Section 4999 can only be determined at the time of a change in control and/or such executive’s separation from the Company.

RAJESH K. SHAH

Benefits and Payments Upon Separation	Termination without Cause or for Good Reason	Termination without Cause or for Good Reason (Change in Control)
Compensation:
Severance(1)	$312,000	$624,000
Short-term incentive(2)	94,925	394,445
Acceleration of Vesting on Stock and Options(3)	923,610	923,610
Benefits and Perquisites:
Post-Termination Heath and Dental Care(4)	7,866	15,731
Outplacement Services(5)	3,000	—
Excise Tax Gross-up(6)	—	741,012

Total	$1,341,400	$2,698,798

(1)	Severance. Under Termination without Cause: Reflects 12 months of Mr. Shah’s base salary for 2011, as provided under the terms of the Confidential Severance Agreement and Release for Executive Band (“Executive Severance Agreement”). Under Change in Control: Reflects two times base salary for 2011, as provided under the Company’s CIC Plan.

(2)	Short-term incentive. Under Termination without Cause: Reflects pro-rated amount earned by Mr. Shah for 2011 performance assuming a December 31, 2011 termination (100% of 2011 STIA of $94,925), as provided under the terms of the Executive Severance Agreement. Under Change in Control: Reflects pro-rated amount earned by Mr. Shah for 2011 performance ($94,925), plus two times the established target 2011 STIA ($149,760, which represents 48% of his annual base salary * 2 = $299,520), as provided under the terms of the CIC Plan ($94,925 + $299,520 = $394,445).

(3)	Acceleration of Vesting on Stock and Options. Under Termination without Cause: Under the terms of the Executive Severance Agreement, all unvested stock options and restricted shares that would normally vest during the severance period are subject to acceleration upon termination without Cause. Under the terms of the CIC Plan, all unvested service-vesting equity awards are subject to accelerated vesting upon termination by the Company without Cause or by the executive for Good Reason within 24 months following a change in control, while unvested performance-vesting equity awards are subject to accelerated vesting on a pro-rated basis assuming a target level of performance was met by the executive. Under the terms of the 2008 and 2011 Omnibus Long-Term Incentive Plans, as amended, outstanding equity awards will be accelerated upon a change in control, regardless of whether the participant has experienced a termination of employment (or upon other such dates specified by the Committee, in its discretion). The amount in the table above represents the dollar value of unvested stock options and unvested restricted shares that would be accelerated based on the closing price of the Company’s common stock on December 30, 2011 ($4.64).

(4)	Post-Termination Health Care. These amounts reflect the cost of premiums for the continuation of medical and dental health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (COBRA) for a certain period following the termination date. Under Termination without Cause: If Mr. Shah is terminated by the Company without Cause, he would have been entitled to the payment of COBRA premiums for a period of twelve months under the terms of the Executive Severance Agreement. Under Change in Control: Reflects the payment of COBRA premiums for a period of two years following Mr. Shah’s termination by the Company without Cause or by the executive for Good Reason within 24 months following a change in control event, as provided under the terms of the CIC Plan.

(5)	Outplacement Services. Under Termination without Cause: Reflects 3 months of outplacement services for Mr. Shah, as provided under the terms of the Executive Severance Agreement. The amount shown is based on an existing contract with an outplacement services company.

(6)

Excise Tax Gross-Up. The CIC Plan provides that the Company will reimburse applicable senior executives for any excise taxes he or she is subject to under Section 4999 of the Code upon a change in control, as well as any income and excise taxes payable by the senior executive as a result of any reimbursements for the Section 4999 excise taxes. The amounts reported in the table are estimates, which were determined using conservative assumptions without taking into account any reductions in parachute payments attributable to reasonable compensation payable before or after a change in control. The Company could rebut the presumption required under applicable regulations that the equity and incentive awards granted in 2011 were contingent upon a change in control. In addition, although the non-compete obligations in the CIC Plan would have value associated with them; no value was assigned to them in determining the amount of excise tax gross-up. The actual amount of excise tax due under Section 4999 can only be determined at the time of a change in control and/or such executive’s separation from the Company.

FRANCIS LAMY(1)

Benefits and Payments Upon Separation	Death(2)	Disability(2)	Termination without Cause or for Good Reason	Termination without Cause or for Good Reason (Change in Control)
Compensation:
Severance(3)	$33,023	$—	$396,275	$792,550
Short-term incentive(4)	—	—	120,548	500,972
Acceleration of Vesting on Stock and Options(5)	843,213	843,213	843,213	843,213
Benefits and Perquisites:
Post-Termination Heath and Dental Care(6)	—	—	13,796	18,348

Total	$876,236	$843,213	$1,396,665	$2,209,994

(1)	Mr. Lamy is paid in Swiss francs. Amounts shown in this table for severance, short-term incentive, and post-termination health care were converted to U.S. dollars using the 2011 average full year exchange rate equal to 0.88726.

(2)	If Mr. Lamy terminates his employment by death or Disability within 24 months following a change in control event, Mr. Lamy will not be entitled to any severance amounts or acceleration of vesting on stock and options, as provided under the terms of the Company’s CIC Plan.

(3)	Severance. Under Death: Reflects two months of Mr. Lamy’s base salary for 2011, as provided under the terms of his employment agreement. Under Termination without Cause or for Good Reason: Reflects 12 months of Mr. Lamy’s base salary for 2011, as provided under the terms of his employment agreement. Under Change in Control: Reflects two times base salary for 2011, as provided under the terms of the CIC Plan.

(4)	Short-term incentive. Under Termination without Cause or for Good Reason: Reflects pro-rated amount earned by Mr. Lamy for 2011 performance assuming a December 31, 2011 termination (100% of 2011 STIA of $120,548), as provided under the terms of his employment agreement. Under Change in Control: Reflects pro-rated amount earned by Mr. Lamy for 2011 performance ($120,548), plus two times the established target 2011 STIA ($190,212), which represents 48% of his annual base salary * 2 = $380,424), as provided under the terms of the CIC Plan ($120,548 + $380,424 = $500,972).

(5)

Acceleration of Vesting on Stock and Options. Under Death, Disability and Termination without Cause or for Good Reason: Under the terms of Mr. Lamy’s employment agreement, all unvested stock options and restricted shares are subject to accelerated vesting upon death, disability, termination without Cause, and resignation with Good Reason. Under Change in Control: Under the terms of the CIC Plan, all unvested service-vesting equity awards are subject to accelerated vesting upon termination by the Company without Cause or by the executive for Good Reason within 24 months following a change in control, while unvested performance-vesting equity awards are subject to accelerated vesting on a prorated basis assuming a target level of performance was met by the executive. Under the terms of the 2008 and 2011 Omnibus Long-Term Incentive Plans, as amended, outstanding equity awards will be accelerated upon a change in control, regardless of whether the participant has experienced a termination of employment (or upon other such dates specified by the Committee, in its discretion). The amount in the table above represents the dollar value of unvested stock options and unvested restricted shares that would be accelerated based on the closing price of the Company’s common stock on December 30, 2011 ($4.64).

(6)	Post-Termination Health Care. Under Termination without Cause or for Good Reason: This amount reflects the annual health insurance allowance that would be payable to Mr. Lamy under the terms of his employment agreement for a period of 12 months following the termination date. Under Change in Control: Reflects the annual health insurance allowance that would be payable to Mr. Lamy under the terms of the CIC Plan for a period of 24 months following the termination date if the Company terminates Mr. Lamy’s employment without Cause or the executive resigns for Good Reason within 24 months of a change in control event.

VIJENDER STALAM

Benefits and Payments Upon Separation	Termination without Cause	Termination without Cause or for Good Reason (Change in Control)
Compensation:
Severance(1)	$300,000	$600,000
Short-term incentive(2)	—	—
Acceleration of Vesting on Stock and Options(3)	195,172	195,172
Benefits and Perquisites:
Post-Termination Heath and Dental Care(4)	26,961	35,948
Outplacement Services(5)	3,000	—
Excise Tax Gross-up(6)	—	—

Total	$525,133	$831,120

(1)	Severance. Under Termination without Cause: Reflects 12 months of Mr. Stalam’s base salary for 2011, as provided under the terms of the Confidential Severance Agreement and Release for Executive Band (“Executive Severance Agreement”). Under Change in Control: Reflects two times base salary for 2011, as provided under the Company’s CIC Plan.

(2)	Short-term incentive. Because Mr. Stalam joined the Company on December 12, 2011, he was not eligible to receive a STIA with respect to the 2011 fiscal year. Beginning in fiscal year 2012, Mr. Stalam will be eligible to receive a target amount of 48% of his base salary as a STIA.

(3)	Acceleration of Vesting on Stock and Options. Under Termination without Cause: Under the terms of the Executive Severance Agreement, all unvested stock options and restricted shares that would normally vest during the severance period are subject to acceleration upon termination without Cause. Under the terms of the 2008 Omnibus Long Term Incentive Plan, outstanding awards may be accelerated in the Committee’s discretion. For purposes of the table above only, we are assuming that the Committee would exercise such discretion and all outstanding equity awards, including the portion of performance-vesting restricted shares that ultimately vested based on fiscal 2011 performance, would immediately vest and be paid out upon a termination by the Company without Cause. Under Change in Control: Under the terms of the CIC Plan, all unvested service-vesting equity awards are subject to accelerated vesting upon termination by the Company without Cause or by the executive for Good Reason within 24 months following a change in control, while unvested performance-vesting equity awards are subject to accelerated vesting on a pro-rated basis assuming a target level of performance was met by the executive. Under the terms of the 2008 and 2011 Omnibus Long-Term Incentive Plans, as amended, outstanding equity awards will be accelerated upon a change in control, regardless of whether the participant has experienced a termination of employment (or upon other such dates specified by the Committee, in its discretion). The amount in the table above represents the dollar value of unvested stock options and unvested restricted shares that would be accelerated based on the closing price of the Company’s common stock on December 30, 2011 ($4.64).

(4)	Post-Termination Health Care. These amounts reflect the cost of premiums for the continuation of medical and dental health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (COBRA) for a certain period following the termination date. Under Termination without Cause: If Mr. Shah is terminated by the Company without Cause, he would have been entitled to the payment of COBRA premiums for a period of twelve months under the terms of the Executive Severance Agreement. Under Change in Control: Reflects the payment of COBRA premiums for a period of two years following Mr. Shah’s termination by the Company without Cause or by the executive for Good Reason within 24 months following a change in control event, as provided under the terms of the CIC Plan.

(5)	Outplacement Services. Under Termination without Cause: Reflects 3 months of outplacement services for Mr. Shah, as provided under the terms of the Executive Severance Agreement. The amount shown is based on an existing contract with an outplacement services company.

(6)	Excise Tax Gross-Up. The CIC Plan provides that the Company will reimburse applicable senior executives for any excise taxes he or she is subject to under Section 4999 of the Internal Revenue Code upon a change in control, as well as any income and excise taxes payable by the senior executive as a result of any reimbursements for the Section 4999 excise taxes. The amounts reported in the table are estimates, which were determined using conservative assumptions without taking into account any reductions in parachute payments attributable to reasonable compensation payable before or after a change in control. The Company could rebut the presumption required under applicable regulations that the equity and incentive awards granted in 2011 were contingent upon a change in control. In addition, although the non-compete obligations in the CIC Plan would have value associated with them; no value was assigned to them in determining the amount of excise tax gross-up. The actual amount of excise tax due under Section 4999 can only be determined at the time of a change in control and/or such executive’s separation from the Company.

Estimated Change in Control Payments

Under the terms of the X-Rite, Incorporated 2008 and 2011 Omnibus Long Term Incentive Plans, the vesting of outstanding equity awards will accelerate upon a change in control. Assuming the occurrence of a change in control on December 31, 2011, the value of such accelerated stock options and stock awards would be as follows: Mr. Vacchiano—$1,602,469; Mr. Shah—$923,610; Mr. Lamy—$843,213; and Mr. Stalam—$195,172.

Risk Analysis of Compensation Policies for All Employees

With the help of its compensation consultant, the Committee reviewed the Company’s compensation policies and practices for all employees, including executive officers. The Committee also reviewed its compensation programs for certain design features which have been identified by experts as having the potential to encourage excessive risk-taking, including amount of equity and vesting period, compensation mix that is overly weighted toward annual incentives, unreasonable goals or thresholds, and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.

In addition, the Committee believes that the mix and design of the elements of executive and employee compensation provide a balance of fixed salary and variable, cash and equity, annual and long-term incentives, and performance metrics that encourage good stewardship of the Company’s assets and do not encourage management to assume excessive risks. The Company believes that risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

EQUITY COMPENSATION PLAN SUMMARY

The following table provides information about the Company’s equity compensation plans as of December 31, 2011.

	Number of securities to be issued upon exercise of outstanding options		Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by shareholders	5,648,296	(1)	4.27	7,203,322
Equity compensation plans not approved by shareholders	0		n/a	0

Total	5,648,296		4.27	7,203,222

(1)	Represents outstanding options under the 2008 and 2011 Omnibus Long Term Incentive Plans to purchase the Company’s common stock.

(2)	Represents remaining shares of the Company’s common stock available to be issued under the 2011 Omnibus Long Term Incentive Plan and the 2004 Amended and Restated Employee Stock Purchase Plan (680,840 shares).

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed the Company’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2011, and met with both management and Ernst & Young LLP, the Company’s independent registered public accounting firm, to discuss those financial statements. Management has represented to us that the financial statements were prepared in accordance with accounting principles generally accepted in the United States.

Management has primary responsibility for preparing the Company’s consolidated financial statements and the overall reporting process, including the Company’s system of internal controls. The independent registered public accounting firm audit the annual financial statements prepared by management, express an opinion as to whether those financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in conformity with accounting principles generally accepted in the United States and discuss with us their independence and any other matters they are required to discuss with us or that they believe should be raised with us. The Audit Committee oversees these processes, although it relies on the information provided to us and on the representations made by management and the independent registered public accounting firm. In addition, in fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as well as the report of management and the opinion thereon of Ernst & Young LLP regarding X-Rite’s internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act.

The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, and as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received from Ernst & Young LLP the written disclosures and the letter required by Rule 3526 of the Public Company Accounting Oversight Board) and has discussed with Ernst & Young LLP its independence from the Company. The Audit Committee has considered whether the provision of non-audit services to the Company is compatible with the independence of Ernst & Young LLP and has concluded that the independence of Ernst & Young LLP is not compromised by the performance of such services.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011.

Mark D. Weishaar, Chairman

Colin M. Farmer

Daniel M. Friedberg

John E. Utley

Annex II

April 10, 2012

Board of Directors

X-Rite, Incorporated

4300 44th Street S.E.

Grand Rapids, MI 49512

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of X-Rite, Incorporated (the “Company”) of the $5.55 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) dated as of April 10, 2012, by and among the Company, Danaher Corporation (“Acquiror”) and Termessos Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Acquiror. The Agreement provides for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $5.55 per Share, net to the seller in cash without interest, for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Acquiror and each outstanding Share (other than Shares owned directly or indirectly by the Company, Acquiror or Merger Sub) will be cancelled and converted into the right to receive $5.55 in cash (the per Share consideration to be received in the Tender Offer and the Merger, the “Merger Consideration”). The terms and conditions of the Transaction are set forth more fully in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates in a number of investment banking and merchant banking activities. In the past two years, we have not provided investment banking or other services to the Company. We have not in the past provided, and are not currently providing, investment banking or other services to Acquiror. We may provide investment banking and other services to the Company or Acquiror or their respective affiliates in the future, for which we may receive compensation.

In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2010 and 2011; (iii) certain interim reports to stockholders, including Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Internal Data”). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared them with those of certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant, and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

Board of Directors of X-Rite, Incorporated

April 10, 2012

We have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver, modification or amendment of any term, condition or agreement the effect of which would be in any way meaningful to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and express no opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Our opinion does not address the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration to be paid to the holders of the Shares (other than Acquiror, Merger Sub and their respective affiliates) pursuant to the Agreement. We have not been asked to, nor do we, express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction or the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party; nor as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how any such holder or any other person should vote or otherwise act with respect to the Merger or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

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Board of Directors of X-Rite, Incorporated

April 10, 2012

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid to the holders of the Shares (other than Acquiror, Merger Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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